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As filed with the Securities and Exchange Commission on February 11, 2005

No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

BOISE CASCADE HOLDINGS, L.L.C.*
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5110 (Primary Standard Industrial Classification Code Number)	20-1478587 (I.R.S. Employer Identification Number)

1111 West Jefferson Street, Boise, Idaho 83702, Telephone: (208) 384-6161
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John W. Holleran
Karen E. Gowland
Boise Cascade Holdings, L.L.C.
1111 West Jefferson Street
Boise, Idaho 83702
Telephone: (208) 384-6161
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C. Carol Anne Huff Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000	William V. Fogg Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Class A Common Stock, par value $0.01 per share	$575,000,000.00	$67,677.50

(1)
Includes amount attributable to Class A common stock that may be purchased by the underwriters under an option to purchase additional shares at the public offering price less the underwriting discount.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

*
The registrant will be converted to a corporation and will be renamed Boise Cascade Company prior to the offering.

            The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 11, 2005.

                    Shares

Boise Cascade Company

Class A Common Stock

          This is the initial public offering of shares of Class A common stock of Boise Cascade Company. All of the             shares of Class A common stock are being sold by Boise Cascade Company. Boise Cascade Company expects that all of the net proceeds from this offering will be paid, either directly or indirectly, to the existing stockholders referred to in this prospectus.

          Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $             and $             . Boise Cascade Company intends to list the Class A common stock on the New York Stock Exchange under the symbol "BCC."

          See "Risk Factors" beginning on page 14 to read about factors you should consider before buying shares of the Class A common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Boise Cascade Company	$	$

          To the extent that the underwriters sell more than             shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares of Class A common stock from Boise Cascade Company at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on             , 2005.

Joint Book-Running Managers

Goldman, Sachs & Co.
JPMorgan
Lehman Brothers
Deutsche Bank Securities

Prospectus dated             , 2005.

Prospectus Summary

          This summary might not contain all of the information that is important to you. Before investing in our Class A common stock, you should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus. Unless the context otherwise requires, each of the terms "the company," "Boise," "we," "us" and "our" refers in this prospectus to Boise Cascade Company and all of its consolidated subsidiaries and their respective predecessors. The term "Acquisition" refers to our October 2004 acquisition of the paper and forest products businesses (other than the timberlands operations) of OfficeMax Incorporated, or OfficeMax, and related financing transactions. The term "Timberlands Sale" refers to the February 2005 sale by us and Boise Land & Timber Corp., an affiliated corporation, to an unaffiliated third party of the timberlands operations that were purchased from OfficeMax concurrently with the Acquisition, which we refer to as the "timberlands operations."

          Unless otherwise noted, references to segment information are to the segments in which we currently operate our business, which differ from the segments in which OfficeMax historically operated and reported the financial results of its paper and forest products businesses. For additional detail, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Effects of Recent Transactions — Operating Segments Information."

Our Company

          We are a large, diversified North American paper and forest products company. We conduct our business in the following four operating segments:

  •
  Paper. We are a major producer of uncoated free sheet, including commodity and value-added papers.

  •
  Packaging & Newsprint. We manufacture containerboard, corrugated containers and newsprint.

  •
  Wood Products. We are a leading producer of engineered wood products, structural panels and pine lumber.

  •
  Building Materials Distribution. We are a leading national distributor of a wide range of building materials manufactured by us and by third parties.

          Historically, our paper and forest products businesses were operated as business units of OfficeMax, formerly known as Boise Cascade Corporation. On October 29, 2004, these businesses were acquired by us, and the timberlands operations were acquired by Boise Land & Timber Corp., an entity that is majority-owned by our majority shareholder, Forest Products Holdings, L.L.C., or FPH. FPH is controlled by Madison Dearborn Partners, LLC. On February 4, 2005, the timberlands operations were sold to an unaffiliated third party for cash, and the proceeds were used to repay borrowings incurred in connection with these acquisitions. See "Certain Relationships and Related Transactions — The Acquisition" and "— Timberlands Sale."

          For the nine months ended September 30, 2004, we generated sales, pro forma net income and pro forma EBITDA of $4.4 billion, $151.1 million and $411.5 million, respectively, after giving pro forma effect to, among other things, the Acquisition and the Timberlands Sale. For an explanation of our pro forma adjustments and a reconciliation of pro forma EBITDA to pro forma net income (loss), see "— Summary Historical and Unaudited Pro Forma Financial Data."

          The following charts illustrate our sales and pro forma EBITDA for the nine months ended September 30, 2004 by operating segment:(1)

(1)
For purposes of calculating segment percentages, we have excluded intersegment eliminations and our Corporate and Other segment.

For a reconciliation of our pro forma EBITDA to pro forma income (loss) from operations on a segment basis, and a list of additional items that our management believes are relevant to evaluating the operating performance of our segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Effects of Recent Transactions — Operating Segments Information."

          Paper.    We are the fourth-largest manufacturer of uncoated free sheet in North America, with annual production capacity of approximately 1.6 million tons and market share of approximately 10% in 2003. Our uncoated free sheet products include cut-size office paper, commercial printing paper, business forms and envelopes, and a wide range of value-added papers. Our value-added grades include bright and colored cut-size office papers and specialty papers that are custom-developed for various uses, including label and release, security and food wrap applications. We manufacture our paper products at four integrated pulp and paper mills, which are complemented by sheeting and converting operations and an efficient logistics network. Our larger paper machines produce primarily commodity grades in long, high-volume production runs that achieve economies of scale. We are increasingly focused on the production of higher-margin, higher-growth value-added grades on our smaller machines, on which we are able to cost-effectively accommodate shorter production runs and more frequent grade changes. Our sales of value-added grades increased by 14%, from 374,000 tons in 2003 to 426,000 tons in 2004. For the nine months ended September 30, 2004, our Paper segment generated sales, pro forma income from operations and pro forma EBITDA of $1,029.6 million, $(58.5) million and $96.0 million, respectively.

          As part of the Acquisition, OfficeMax agreed to purchase from us all of its North American requirements for cut-size office paper, to the extent we choose to supply such paper to them, through December 2012. This supply agreement provides us with access to one of North America's largest office products sales and distribution networks. We also have an agreement with OfficeMax that reduces our exposure to cut-size office paper price volatility through October 2010. See "Certain Relationships and Related Transactions — The Acquisition — Paper Supply Agreement" and "— Additional Consideration Agreement" for additional information on these agreements.

          Packaging & Newsprint.    We manufacture containerboard and newsprint at our DeRidder, Louisiana mill. Our DeRidder mill is one of the ten largest paper mills in North America, with annual production capacity of 560,000 tons of linerboard and 440,000 tons of newsprint. We also operate five corrugated container plants in the Pacific Northwest that collectively consume, either directly or through trades with other producers, approximately 55% of our linerboard and corrugating medium production. For the nine months ended September 30, 2004, our Packaging & Newsprint segment generated sales, pro forma income from operations and pro forma EBITDA of $503.8 million, $8.2 million and $35.3 million, respectively.

          Wood Products.    We are a leading producer of engineered wood products, or EWP, comprised of laminated veneer lumber, or LVL, a high-strength engineered lumber often used in beams and rafters, and I-joists, a structural support typically used in floors and roofs. As a result of a strong housing market in North America and substitution trends away from traditional wide-dimension lumber to EWP, our LVL and I-joist sales grew from 1997 to 2003 at a compound annual rate of 17%. We also produce plywood, dimension lumber and high-quality ponderosa pine lumber, a premium lumber grade sold primarily to "big box" retailers and manufacturers of specialty wood windows, moldings and doors. Our wood products are used in new residential and light commercial construction and in residential repair and remodeling. Our 20 manufacturing facilities are located primarily in integrated clusters in areas with ample timber resources, increasing our access to fiber and limiting inbound freight costs. Approximately 25% of the wood products we manufacture, including more than half of our EWP, is sold at market prices to our Building Materials Distribution segment. For the nine months ended September 30, 2004, our Wood Products segment generated sales, pro forma income from operations and pro forma EBITDA of $1,050.6 million, $210.4 million and $219.0 million, respectively.

          Building Materials Distribution.    We are a leading national inventory-carrying wholesale distributor of building materials. Through selective acquisitions and organic growth, our building materials distribution sales increased from $292.8 million in 1990 to $2,047.8 million in 2003, representing a compound annual growth rate of 16%. Our nationwide network of 28 strategically located distribution facilities markets a wide range of building materials, primarily to customers that resell building materials to professional builders in the residential, light commercial construction and repair and remodeling markets. We distribute a broad line of building materials, most of which we purchase from third parties, such as EWP, oriented strand board, plywood, lumber, siding and general line items such as framing accessories, composite decking, roofing and insulation. For the nine months ended September 30, 2004, our Building Materials Distribution segment generated approximately 13% of its sales from EWP, a high-growth product category with higher margins than most building materials we distribute. Approximately 20% of the products purchased by this segment during the nine months ended September 30, 2004 were manufactured by our Wood Products segment. For the nine months ended September 30, 2004, our Building Materials Distribution segment generated sales, pro forma income from operations and pro forma EBITDA of $2,218.5 million, $83.5 million and $90.1 million, respectively.

Our Competitive Strengths

  Leadership in Key Markets

          We are the fourth-largest manufacturer of uncoated free sheet in North America, with annual production capacity of approximately 1.6 million tons and market share of approximately 10% in 2003. We are also the second-largest manufacturer of EWP in North America, with an estimated market share of approximately 20% in 2003, and a leading national inventory-carrying wholesale distributor of building materials. In addition, we have leading market positions in the manufacture of plywood and ponderosa pine lumber.

  Strong Paper Business Supported by Long-Term Customer Contract

          The most significant portion of our uncoated free sheet business is the manufacture of cut-size office paper. Our two newest paper machines, which became operational in 1990 and 1997 as part of a $1.1 billion expansion and modernization of our International Falls, Minnesota and Jackson, Alabama mills, are among the largest in North America. Our supply relationship with OfficeMax allows us to increase utilization of these machines, optimize production runs and achieve supply chain efficiencies. OfficeMax's purchases of our paper products grew from $356.2 million in 2000 to $534.8 million in 2004, representing a compound annual growth rate of 11%. For the nine months ended September 30, 2004, which period includes the ramp-up of sales to OfficeMax's retail network, OfficeMax accounted for $433.8 million of our sales and approximately 46% of our uncoated free sheet volume.

  Efficient Manufacturer of Higher-Margin Products in Attractive Markets

          Our assets are well-suited to the efficient production of value-added papers and EWP, two attractive areas within the paper and forest products industry. Leveraging our existing assets and knowledge of value-added papers, we continue to increase production of these higher-margin grades on our smaller machines, displacing production of lower-margin commodity grades. We operate these machines within integrated mills that produce pulp and energy, which we believe provides us with a cost advantage over many of our competitors. EWP commands premium pricing and higher margins than traditional alternatives and continues to grow in popularity due to its superior performance characteristics, ease of use and competitive installed cost. Our large-scale EWP production facilities in Louisiana and Western Oregon are located near our integrated veneer and plywood operations, which we believe positions us as a cost-effective producer of LVL and I-joists.

  Rapidly Growing Nationwide Distribution Business

          Our Building Materials Distribution segment grew from $1.3 billion of sales in 1999 to $2.0 billion of sales in 2003, establishing its position as a leading national inventory-carrying wholesale distributor of building materials. During this period, our growth and operational excellence in this segment have allowed us to generate returns significantly in excess of our cost of invested capital. This growth has also provided our Wood Products segment, which sells approximately 25% of its products and more than half of its EWP through our Building Materials Distribution segment, with access to one of the industry's broadest and fastest-growing distribution channels. Sales between these segments grew by 70% from 1999 to 2003, from $171.7 million to $291.7 million.

  Favorable Acquisition Structure

          As compared to the historical expenditures in our businesses, we expect the terms and structure of the Acquisition to reduce our future cash tax payments, pension and other post-retirement benefit obligations and exposure to pre-Acquisition liabilities. Since the Acquisition was structured as an asset purchase, our assets were written-up for tax purposes and their depreciable lives were reset, potentially reducing our future cash tax payments. In addition, the acquisition agreement limits our exposure to many of the legacy obligations typically associated with companies in our industry. For example, we did not assume pension and post-retirement benefit obligations related to former employees, and OfficeMax funded a significant portion of our accumulated benefits obligations. Consequently, we do not expect to be required to make contributions to our pension plan in 2005. Similarly, OfficeMax retained and indemnified us against substantially all of the pre-Acquisition environmental liabilities related to our businesses, limiting the future earnings and cash flow impact of these liabilities.

  Experienced Management Team with Substantial Equity Incentives

          Our senior management team has a track record of financial and operational excellence in the paper and forest products industry. Tom Stephens, our chief executive officer since October 2004, served as chief executive officer of MacMillan Bloedel from 1997 to 1999, Manville Corporation from 1986 to 1996 and Riverwood Corp. from 1982 to 1986, in each case improving operating results and shareholder value. Our newly-appointed senior management team has extensive industry experience and knowledge of our businesses and assets. Approximately 170 of our key managers purchased a total of $18.6 million of common equity of FPH, our majority owner, and received substantial equity incentives in FPH in connection with the Acquisition. Our management's equity interests in FPH will be exchanged for shares of our Class A common stock and Class B common stock in connection with this offering, representing approximately        % of our common stock on a fully-diluted pro forma basis. See "Management — Management Equity Arrangements," "Reorganization as a Corporation" and "Certain Relationships and Related Transactions — Proceeds of this Offering."

  Principal Shareholder with Proven Paper and Forest Products Expertise

          Our equity sponsor, Madison Dearborn, is one of the most active global investors in the paper, packaging and forest products industries. Since 1994, Madison Dearborn has consummated approximately $15.5 billion of management buyout transactions in these industries, including buyouts of Jefferson Smurfit Group, Packaging Corporation of America, Graphic Packaging Corporation (formerly Riverwood Holding Corp.) and Buckeye Technologies. Madison Dearborn was the lead sponsor in each of these transactions, other than Graphic Packaging Corporation.

Our Strategy

          Our new management team is committed to transforming our company by creating a culture of empowerment and accountability in a flat, decentralized organization. We seek to enhance our cash flow by optimizing the use of our assets, improving our operational efficiencies, reducing our costs and taking advantage of selective growth opportunities. Immediately after the Acquisition, our management completed an in-depth business review and developed the strategies outlined below.

  Implement Operational Enhancements and Cost Reductions

          We have identified significant potential operating cash flow improvements that we expect to aggressively pursue over the next two years. Major elements of this plan include energy efficiency projects, operational optimization of our paper and wood products facilities, productivity and technology enhancements and reduction of operating and corporate overhead. Furthermore, our management is focused on managing capital expenditures and working capital and aggressively monetizing non-core and non-operating assets.

  Leverage Cut-Size Office Paper Manufacturing and Marketing Expertise

          We intend to build on our successful customer relationship with OfficeMax to become a preferred supplier of cut-size office papers to a greater portion of the commercial and retail markets. Our long-term supply agreement with OfficeMax allows us to focus our largest paper machines on producing commodity products in long, high-volume production runs. This relationship allows us to continue to improve the capacity utilization of our largest paper machines, leverage supply-chain efficiencies, and develop and test product and packaging innovations. We plan on leveraging the expertise developed in this relationship to better service our other customers and develop new customers and products, while pursuing productivity improvements and system-wide cost reductions.

  Increase Value-Added Paper Production and Innovation

          We plan to work closely with our customers to develop and manufacture innovative value-added papers and service programs that respond to their changing needs and technical requirements. On our smaller machines we will continue to displace the production of commodity grades with higher-margin value-added grades, which we believe we can produce cost competitively. By leveraging our existing customer relationships, design capabilities, cost-competitive position and efficient logistics network, we seek to become a leading North American supplier of these products.

  Grow Our Leadership Position in EWP

          We seek to further expand our market position in EWP. We believe EWP will continue to gain market share from traditional building products and that margins for EWP, on average, will continue to exceed those for most commodity wood-based building products. We are focused on leveraging our competitive cost structure, comprehensive customer service offering, design support capabilities and efficient distribution network to continue gaining market share among homebuilders, building products retailers and other distributors. To that end, we seek to expand our presence in EWP by adding capacity in a cost-effective manner. With demand for EWP over the last year exceeding supply, EWP markets have been operating on an allocation basis. We are currently expanding our LVL capacity by approximately 4.7 million cubic feet, which we expect to be complete during the first half of 2005. We have entered into new customer relationships and increased our volume commitments to our existing customers based on this expected increase in capacity. We believe we have further opportunities to increase our EWP capacity with lower capital requirements relative to our competition due to the integration of our EWP production facilities with our veneer and plywood plants.

  Expand Building Materials Distribution Business

          We intend to continue expanding our building materials distribution network into new geographic markets and aggressively grow in our existing markets. Since 1999, we have expanded our distribution network from 15 to 28 facilities, with much of this expansion occurring in the eastern United States, providing us with a national footprint. Our sales in this segment grew from $1.3 billion in 1999 to $2.0 billion in 2003. We have grown successfully by acquiring facilities, opening new locations, relocating and expanding existing facilities and capturing local market share through superior customer service.

Our Industry

          We believe the following industry conditions and trends will benefit our business:

  •
  A 7% reduction in North American uncoated free sheet production capacity, from approximately 16.9 million tons in 2000 to approximately 15.7 million tons in 2003.

  •
  Improving economic trends, which tend to increase demand for paper products. According to Resource Information Systems, Inc., or RISI, prices of benchmark grades in our key paper lines improved in 2004, although remained below historical highs. For example,

  •
  the price of 84 brightness, 20 lb. cut-size office paper increased from $730 per ton in December 2003 to $840 per ton in December 2004, an increase of 15%;

  •
  the reported transaction price of 42 lb. linerboard increased from $350 per ton in December 2003 to $440 per ton in December 2004, an increase of 26%; and

    •
    the price of 48.8 gram newsprint increased from $515 per metric tonne in December 2003 to $570 per metric tonne in December 2004, an increase of 11%.

  •
  Strong new housing starts, driven by favorable demographic trends, the increasing size of new homes built, a strong repair and remodeling market and a recovering light commercial construction market.

  •
  Increasing demand for EWP as a substitution for wide-dimension lumber.

  •
  Growing demand among building materials customers for nationwide inventory and supply chain management.

          For additional detail on the industries in which we operate and how we derived the industry data set forth in this prospectus, see "Industry" and "Industry and Market Data."

Equity Sponsor

          Madison Dearborn is a leading private equity investment firm based in Chicago, Illinois. Madison Dearborn, through limited partnerships of which it is a general partner, has approximately $8 billion of capital under management. Madison Dearborn focuses on investments in several industry sectors, including basic industries, communications, consumer, financial services and health care. Madison Dearborn has over 100 companies in its investment portfolio and is considered to be among the most active private equity investors in the United States in the paper, packaging and forest products industries. Since 1994, Madison Dearborn has consummated approximately $15.5 billion of management buyout transactions in these industries, including buyouts of Jefferson Smurfit Group, Packaging Corporation of America, Graphic Packaging Corporation (formerly Riverwood Holding Corp.) and Buckeye Technologies. Madison Dearborn was the lead sponsor in each of these transactions, other than Graphic Packaging Corporation.

General

          Our principal executive offices are located at 1111 West Jefferson Street, Boise, Idaho 83702. The telephone number for our principal executive offices is (208) 384-6161. Our internet address is www.bc.com. This internet address is provided for informational purposes only. The information at this internet address is not a part of this prospectus.

The Offering

Class A Common Stock Offered	shares of Class A common stock.
Total Common Stock Outstanding After this Offering	shares, consisting of shares of Class A common stock and shares of Class B common stock.
Use of Proceeds
We expect that all of the net proceeds from this offering will be paid, either directly or indirectly, to FPH and OfficeMax and its subsidiary, which we refer to in this prospectus as our existing stockholders. Madison Dearborn and members of our management own substantially all of the equity interests in FPH. Specifically, we intend to use the net proceeds of this offering to (1) redeem all of our outstanding preferred stock from OfficeMax, which has a liquidation value of $36.4 million, plus accrued and unpaid dividends ($1.5 million as of May 1, 2005); (2) repay a loan in principal amount of $247.3 million, plus accrued and unpaid interest ($4.7 million as of May 1, 2005), from Boise Land & Timber Corp., a sister corporation; (3) pay a special one-time dividend on our Class B common stock, all of which will be held by our existing stockholders, in the amount of approximately $175.2 million (assuming an initial public offering price of $ , the mid-point of the range set forth on the cover page of this prospectus) and (4) pay fees and expenses. Boise Land & Timber Corp. will distribute the proceeds from the repayment of the loan to Boise Land & Timber Holdings Corp., which will in turn use the proceeds of the distribution to redeem its Series A common stock held by a subsidiary of OfficeMax and make a distribution to FPH and a subsidiary of OfficeMax, as its only stockholders. We expect FPH will distribute all of the proceeds it receives to its equityholders, including members of our management. The credit agreement governing our senior credit facilities currently requires that we apply 50% of all proceeds received by us in connection with this offering to prepay indebtedness under the senior credit facilities. In order to complete this offering and apply the net proceeds in the manner set forth in this prospectus, we will be required to obtain a consent from the lenders under our senior credit agreement or amend and restate our senior credit facilities. See "Use of Proceeds," "Reorganization as a Corporation" and "Certain Relationships and Related Transactions — Proceeds of this Offering."

Dividends
We currently intend to declare quarterly dividends of approximately $ per share on all outstanding shares of our Class A common stock and Class B common stock. We currently expect that the first quarterly dividend will be for the quarter of 2005. The declaration of this and any future dividends will be at the discretion of our board of directors, subject to our actual future earnings and capital requirements, as well as contractual and legal restrictions. For a discussion of the factors that will affect the determination by our board of directors to declare dividends, see "Dividend Policy and Restrictions."
Voting Rights	The holders of our Class A common stock and Class B common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders and will vote together as a single class.
Class B Common Stock
Our existing stockholders will hold all of the Class B common stock. Holders of the Class B common stock will receive a special, one-time dividend, which we refer to as the Special Dividend, from the net proceeds of this offering, as described under "Description of Capital Stock — Common Stock — Dividend Rights." Except for the Special Dividend and the right of the holders of Class B common stock to consent to any changes to our governing documents that would adversely affect the Class B common stock, shares of Class A common stock and shares of Class B common stock will be identical, including with respect to voting rights. Each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder, and will be automatically converted upon the conversion of a majority of the Class B common stock. As used in this prospectus, the term "common stock" means the Class A common stock and the Class B common stock, unless otherwise specified.
Proposed NYSE Symbol	"BCC"
Risk Factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our Class A common stock.

          Except as otherwise noted, the number of shares of common stock to be outstanding after this offering excludes         shares of Class A common stock reserved for issuance under our equity incentive plan. See "Management — Boise Incentive and Performance Plan."

          Except as otherwise noted, all information in this prospectus assumes:

  •
  no exercise of the underwriters' over-allotment option;

  •
  the completion of our conversion from a Delaware limited liability company to a Delaware corporation, including the conversion of management's equity interests in FPH into shares of our Class A common stock and Class B common stock, as described under "Reorganization as a Corporation;"

  •
  the redemption of our outstanding preferred stock;

  •
  the anticipated             -for-             stock split, based upon an assumed initial public offering price of $    per share, which is the mid-point of the range set forth on the cover page of this prospectus; and

  •
  the effectiveness of our amended and restated certificate of incorporation.

Summary Historical and Unaudited Pro Forma Financial Data

          The following table sets forth our historical and pro forma financial data for the periods ended and at the dates indicated below. We have historically operated as business units of OfficeMax and not as a stand-alone company. As such, we have not historically prepared separate financial statements. See Note 2 to our financial statements. We have derived the historical financial data as of December 31, 2001 and September 30, 2003 from our unaudited financial statements, which are not included in this prospectus. We have derived the historical financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 from our audited financial statements included elsewhere in this prospectus. We have derived the unaudited historical financial data as of September 30, 2004 and for the nine months ended September 30, 2003 and September 30, 2004 from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

          The unaudited pro forma financial data set forth below give effect to:

  •
  the Acquisition;

  •
  the receipt and application of proceeds from Boise Land & Timber Corp. in connection with the Timberlands Sale;

  •
  our conversion to a corporation as described under "Reorganization as a Corporation" and the    -for-    stock split; and

  •
  the completion of this offering and the application of the net proceeds from this offering as set forth under "Use of Proceeds;"

in each case as if these transactions had occurred on January 1, 2003 for statement of income purposes and September 30, 2004 for balance sheet purposes. The pro forma data are unaudited, are provided for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had these transactions been completed as of the dates indicated. Furthermore, the pro forma data do not purport to represent what our financial position or results of operations might be for any future period. For additional information on the pro forma adjustments, see "Unaudited Pro Forma Financial Data."

          Our historical segments differ from those under which we operate currently. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Effects of Recent Transactions — Operating Segments Information."

          The following summary financial data should be read in conjunction with "Selected Historical Financial Data," "Unaudited Pro Forma Financial Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the accompanying notes included elsewhere in this prospectus.

						Pro forma nine months ended September 30, 2004
	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in thousands, except per share data)
Statements of income (loss) data:
Sales	$4,251,677	$4,276,266	$4,653,720	$3,445,337	$4,398,920		$4,398,920
Costs and expenses(1)	4,292,847	4,287,036	4,652,714	3,442,398	4,202,494		4,084,012
Equity in net income (loss) of affiliates(2)	(2,806)	(1,454)	8,716	4,372	6,308		6,308

Income (loss) from operations	(43,976)	(12,224)	9,722	7,311	202,734		321,216
Interest expense(3)	(93,514)	(94,803)	(92,935)	(69,701)	(64,730)		(75,124)
Other, net	922	873	3,522	3,176	1,173		1,173

Income (loss) before income taxes and cumulative effect of accounting change	(136,568)	(106,154)	(79,691)	(59,214)	139,177		247,265
Income tax (provision) benefit	58,178	45,248	36,471	28,837	(55,402)		(96,186)

Income (loss) before cumulative effect of accounting change	(78,390)	(60,906)	(43,220)	(30,377)	83,775		151,079
Cumulative effect of accounting change, net of income tax(4)	—	—	(4,133)	(4,133)	—		—

Net income (loss)	$(78,390)	$(60,906)	$(47,353)	$(34,510)	$83,775		$151,079

Net income (loss) attributable per common share:(5)
	Basic					$
	Diluted					$
Balance sheet data (at end of period):
Working capital (deficit)(6)	$(64,512)	$169,852	$204,586	$274,457	$51,273		$705,706
Property and equipment, net	2,313,254	2,214,442	2,165,343	2,178,721	2,115,258		1,456,261
Total assets	3,225,826	3,164,778	3,123,835	3,223,845	3,380,865		2,695,510
Total long-term debt, including current portion and short-term borrowings	1,276,803	1,270,389	1,271,317	1,271,317	1,325,758		1,612,532
Total capital	871,245	803,650	728,694	792,849	827,759		582,389
Other financial data:
Depreciation, amortization and depletion	$220,831	$233,811	$229,820	$170,822	$176,055		$96,590
Capital expenditures	218,263	152,168	175,096	126,334	121,856		121,856
EBITDA(7)	179,661	223,041	230,826	173,761	372,481		411,498
Additional items included in EBITDA(8)							$28,246
Pro forma data:
Ratio of net debt to EBITDA(7)(9)

(1)
Costs and expenses include the following amounts, which are reflected in our statement of income (loss) as other income, net: (i) a $46.5 million pretax gain ($28.4 million after tax) on the May 2004 sale of our interest in Voyageur Panel; (ii) $7.1 million of costs related to the sale in February 2004 of our plywood and lumber facilities in Yakima, Washington; (iii) a $14.7 million pretax charge recorded in December 2003 for the write-down of impaired assets at our Yakima, Washington facilities; (iv) $3.6 million of costs recorded in 2003 due to the early termination of an operating lease used in connection with our paper business; (v) a $10.9 million pretax non-cash charge in 2001 to accrue for a one-time liability related to post-retirement benefits for some of our hourly paper workers; and (vi) restructuring charges of $57.9 million in 2001 and the reversal of prior restructuring charges of $750,000 in 2002 and $806,000 in 2003.

(2)
Includes our 47% interest in Voyageur Panel, which we sold in May 2004.

(3)
For the historical periods, interest expense has been allocated based on the ratio of assets to the total average asset balances of OfficeMax for each of the periods presented, which is not necessarily indicative of what interest expense would have been had we operated as a stand-alone company during these periods. For a discussion of interest on borrowings, see Note 12 to our audited financial statements included elsewhere in this prospectus.

(4)
We recorded a one-time after-tax charge of $4.1 million as a cumulative effect adjustment relating to our adoption in January 2003 of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way we account for landfill closure costs.

(5)
Net income (loss) per common share is not applicable for the historical periods, as there were no shares outstanding during these periods.

(6)
Working capital would have been $355.1 million, $385.8 million and $402.6 million at December 31, 2001, 2002 and 2003, respectively, and $449.9 million and $527.1 million at September 30, 2003 and 2004, respectively, including at each date receivables sold in connection with OfficeMax's receivables sales program and excluding at each date the current portion of long-term debt and short-term borrowings.

(7)
EBITDA represents net income (loss) before equity in net income (loss) of affiliates, interest expense, income tax provision (benefit), depreciation, amortization and depletion, other, net and cumulative effect of accounting change, net of income tax. Other, net is comprised of interest income and foreign exchange gains (losses). Our management believes EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers and because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage. Our management believes EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes and interest expense distorts their ability to assess and view the core operating trends in our segments. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered as an alternative to net income (loss), income (loss) from operations or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability, the exclusion of interest expense and associated significant cash requirements and the exclusion of depreciation, amortization and depletion, which represent significant and unavoidable operating costs given the level of our indebtedness and the capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally. Our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. Furthermore, EBITDA as presented in this prospectus differs from comparable terms used in our debt agreements.

The following is a reconciliation of net income (loss) to EBITDA:

	Year ended December 31,			Nine months ended September 30,
						Pro forma nine months ended September 30, 2004
	2001	2002	2003	2003	2004
	(dollars in thousands)
Net income (loss)	$(78,390)	$(60,906)	$(47,353)	$(34,510)	$83,775	$151,079
Equity in net (income) loss of affiliates	2,806	1,454	(8,716)	(4,372)	(6,308)	(6,308)
Interest expense	93,514	94,803	92,935	69,701	64,730	75,124
Income tax provision (benefit)	(58,178)	(45,248)	(36,471)	(28,837)	55,402	96,186
Depreciation, amortization and depletion	220,831	233,811	229,820	170,822	176,055	96,590
Other, net	(922)	(873)	(3,522)	(3,176)	(1,173)	(1,173)
Cumulative effect of accounting change, net of income tax	—	—	4,133	4,133	—	—

EBITDA	$179,661	$223,041	$230,826	$173,761	$372,481	$411,498

(8)
Our EBITDA on a pro forma basis for the nine months ended September 30, 2004 includes the effects of the following additional items:

Pro forma nine months ended September 30, 2004
(dollars in thousands)
Loss on sale of mill(a)	$(7,123)
Gain on sale of Voyageur Panel(b)	46,498
Noncash employee compensation(c)	(11,129)

Total	$28,246

    (a)
    Reflects costs incurred in connection with the sale of our former Yakima, Washington, facilities, which were sold in February 2004.

    (b)
    Represents pretax gain recognized in connection with the sale in May 2004 of our 47% interest in Voyageur Panel.

    (c)
    Includes noncash compensation amounts accrued to employees pursuant to a benefit plan adopted in 2003.

(9)
Pro forma net debt is defined as pro forma total debt less pro forma cash and cash equivalents.

RISK FACTORS

          You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our Class A common stock.

Risks Related to Our Business

The paper and forest products industry is highly cyclical. Fluctuations in the prices of and the demand for our products could adversely affect our financial condition and results of operations.

          The paper and forest products industry is highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in prevailing foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for our products. The length and magnitude of industry cycles have varied over time and by type and nature of the product being sold, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of our paper products, including our cut-size office paper, containerboard and newsprint, and many of our wood products, including our plywood, lumber and particleboard, are commodities that are widely available from other producers. Even our non-commodity products, such as value-added papers and EWP, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand.

          The overall levels of demand for the commodity products we make and distribute, and consequently our financial results, reflect fluctuations in downstream markets that depend in large part on general macroeconomic conditions in North America and regional economic conditions in our markets, as well as foreign currency exchange rates. For example, demand for cut-size office paper fluctuates with levels of white-collar employment, and demand for containerboard depends on the state of the durable and non-durable goods industries. Demand for newsprint depends upon prevailing levels of newspaper advertising and circulation. Demand for wood products depends on new residential and light commercial construction and residential repair and remodeling activity, which are impacted by demographic trends, interest rate levels, weather and general economic conditions. Demand for many of our products was materially and negatively impacted by the global economic downturn in the early part of this decade, and we expect to be sensitive to such downturns in the future.

          Industry supply of commodity paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply in these markets can also result from producers introducing new capacity in response to favorable short-term pricing trends.

          As a result, prices for all of our products are driven by many factors outside of our control, and we have little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond our control determine the prices for our commodity products, the price for any one or more of these products may fall below our cash production costs. Therefore, our profitability with respect to these products depends on managing our cost structure, particularly raw materials and energy prices, which represent the largest components of our operating costs and can fluctuate based upon factors beyond our control, as described below. If the prices of our products decline, or if our raw materials or energy costs increase, or both, our profitability and financial condition could be materially and adversely affected.

Our manufacturing businesses may have difficulty obtaining timber at favorable prices, or at all.

          Wood fiber is our principal raw material, comprising approximately 16%, 13% and 23% of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments, respectively, during the nine months ended September 30, 2004. Wood fiber is a commodity, and prices have historically been cyclical. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in the U.S. These reductions have caused the closure of plywood and lumber operations in some of the geographic areas in which we operate. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to regional market influences, and our cost of wood fiber may increase in particular regions due to market shifts in those regions. In addition, our ability to obtain wood fiber from Brazil, may be impacted by legal and political conditions in that country as well as transportation difficulties. Any sustained increase in wood fiber prices would increase our operating costs, and we may be unable to increase prices for our products in response to increased wood fiber costs due to additional factors affecting the demand or supply of these products.

          Over the past three years, the timberlands operations provided, on average, approximately 47% of our wood fiber requirements. In connection with the Timberlands Sale, we entered into long-term supply contracts pursuant to which we intend to satisfy a substantial portion of our future timber requirements. We purchase substantially all of our wood fiber from third parties, either pursuant to these supply agreements or in the open market. If any of our major suppliers of wood fiber stops selling or is unable to sell wood fiber to us, our financial condition and operating results would suffer. As a result of the Timberlands Sale, we expect to increase our open-market purchases of wood fiber. Since we have not historically made open-market purchases of wood fiber in such large amounts, our wood fiber costs may exceed our historical costs. Furthermore, as the amount of fiber we purchase pursuant to existing supply agreements declines, our wood fiber costs may increase further as we rely increasingly on open market purchases. In addition, our limited access to an internal supply of timber could expose us to the effects of short-term price volatility and limit our flexibility in responding to shortages in wood fiber supply, and could cause our operating costs to increase to a greater extent than those of our competitors that own timberlands. If we experience constraints on our timber supply for any of these or other reasons, we would be required to limit production in and/or close manufacturing facilities.

An increase in the cost of our purchased energy or chemicals would lead to higher manufacturing costs, thereby reducing our margins.

          Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. These fluctuations impact our manufacturing costs and contribute to earnings volatility. For example, during the nine months ended September 30, 2004, energy costs comprised approximately 12%, 12% and 3% of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments, respectively. While we purchase substantial portions of our energy under supply contracts, many of these contracts rely on market pricing. Any substantial increase in energy costs would reduce our operating margins and adversely affect our financial condition and operating results, as we are generally unable to pass the incremental cost to our customers. We estimate that a hypothetical 10% increase in electricity, natural gas and fuel oil costs would have reduced our operating income by approximately $25 million for the year ended December 31, 2003.

          Other raw materials we use include various chemical compounds, such as precipitated calcium carbonate, sodium chlorate, sodium hydroxide, dyes, resins and adhesives. Purchases of chemicals comprised approximately 12%, 4% and 5% of the aggregate amount of materials, labor and other operating costs and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments, respectively, during the nine months ended September 30, 2004. The costs of these chemicals have been volatile historically, and are influenced by capacity utilization, energy prices and other factors beyond our control, including energy prices. Because many of our products are commodities, we are typically unable to increase our prices immediately in response to increases in chemical prices. Any sustained increase in chemical prices would increase our operating costs and have a material adverse effect on our financial condition and operating results.

We face strong competition in our markets.

          Some of our competitors in each of our businesses are large, vertically integrated companies that have greater financial and other resources, greater manufacturing economies of scale, greater energy self-sufficiency and/or lower operating costs than we do. In addition, some of our competitors have less indebtedness than we do, and therefore more of their cash is available for business purposes other than debt service. We may be unable to compete, particularly in our commodity products, during the various stages of the business cycle.

If we are unable to implement any of our business strategies, our business, financial condition and operating results could be adversely affected.

          We may be unable to implement fully our strategies or achieve the anticipated results. Our strategies are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. For example, we intend to expand our leadership in the production of higher-growth, higher-margin products such as value-added papers and EWP. This strategy will require us to develop new and innovative product and service characteristics and respond to shifts in customer demand. In addition, we plan to continue to expand our building materials distribution business into new geographical regions, which will require us to identify growing markets and deliver superior customer service. If our manufacturing businesses fail to deliver quality products at competitive costs, or if our distribution business fails to acquire market share in new markets or if we are unable to implement our other key business strategies, our business, financial condition and operating results could suffer.

A material disruption at one of our manufacturing facilities would harm our business, financial condition and operating results.

          One or more of our major paper or EWP manufacturing facilities, or one of our larger machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:

  •
  maintenance outages;

  •
  prolonged power failures;

  •
  an equipment failure;

  •
  a chemical spill or release;

  •
  explosion of a boiler;

  •
  the effect of a drought or reduced rainfall on our water supply;

  •
  disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

  •
  fires, floods, earthquakes, hurricanes or other catastrophes;

  •
  terrorism or threats of terrorism;

  •
  labor difficulties; or

  •
  other operational problems.

          If one of these machines or facilities were to incur significant downtime, our ability to meet our production capacity targets and satisfy customer requirements would be impaired.

Some of our paper and wood products are vulnerable to long-term declines in demand due to competing technologies or materials.

          Our uncoated free sheet and newsprint compete with electronic transmission and document storage alternatives, as well as with grades we do not produce. As the use of these alternatives grows, demand for paper products may decline or shift from one grade of paper to another. For example, demand for newsprint has declined and may continue to decline as newspapers are replaced with electronic media, and demand for our uncoated free sheet for use in pre-printed forms has declined and may continue to decline as the use of desktop publishing and on-demand printing continues to displace traditional forms. Demand for our containerboard may decline as corrugated paper packaging is replaced with reusable plastic alternatives, particularly with respect to end-uses for perishable food products. Demand for plywood may also decline as customers continue to shift to oriented strand board, a product we do not manufacture. Any substantial shift in demand from our products to competing technologies or materials could have a material adverse effect on our business, financial condition and operating results.

Our operations require substantial capital, and we may not have adequate capital resources to provide for all of our cash requirements.

          Our businesses are capital intensive, and we regularly incur capital expenditures to expand our operations, maintain our equipment, increase our operating efficiency and comply with environmental laws. Our total capital expenditures were approximately $175 million during 2003, including approximately $125 million for maintenance capital and approximately $12 million for environmental expenditures, and we estimate that we spent approximately $174 million on capital expenditures during 2004, including approximately $108 million for maintenance capital and approximately $11 million for environmental expenditures. We have budgeted approximately $180 million for capital expenditures in 2005, including approximately $98 million for maintenance capital and approximately $18 million for environmental expenditures. We anticipate our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for at least the next 12 months. However, if we require additional funds, we may not be able to obtain them on favorable terms, or at all. In addition, our debt service obligations reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require or ensure environmental compliance, our financial condition and operating results could be materially and adversely affected.

Our operations are impacted by our relationship with OfficeMax.

          Until October 2004, we operated as business units of OfficeMax and not as a stand-alone company. During the nine months ended September 30, 2004, which period includes the ramp-up of sales to OfficeMax's retail network, OfficeMax purchased approximately 46% of our uncoated free sheet production. We anticipate that OfficeMax will continue to be our largest customer and that we will continue to depend on its distribution network for a substantial portion of our uncoated free sheet sales for the foreseeable future. In connection with the Acquisition, OfficeMax retained and indemnified us against certain liabilities related to our business. Furthermore, we and OfficeMax entered into an additional consideration agreement pursuant to which OfficeMax may be required to make payments to us. Any significant deterioration in OfficeMax's financial condition or our relationship with OfficeMax may result in OfficeMax's failure to satisfy its contractual obligations to us and, as a result, could have a material adverse effect on our business, financial condition and operating results.

We are subject to significant environmental regulation and environmental compliance expenditures, as well as other potential environmental liabilities.

          We are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management, site remediation, forestry operations and endangered species habitats. Our capital expenditures for environmental compliance were approximately $12 million and $11 million in 2003 and 2004, respectively, and we expect to incur approximately $18 million in 2005. We expect to continue to incur significant capital and operating expenditures in order to maintain compliance with applicable environmental laws and regulations. We may also be required to incur substantial additional capital expenditures to comply with future environmental regulations. If we fail to comply with applicable environmental laws and regulations, we may face civil or criminal fines or penalties or enforcement actions, including orders limiting our operations or requiring corrective measures, installation of pollution control equipment or other remedial actions.

          As owners and operators of real estate, we may be liable under environmental laws for cleanup and other damages, including tort liability, resulting from releases of hazardous substances on or from our properties, including asbestos. We may have liability under these laws whether or not we knew of, or were responsible for, the presence of these substances on our property, and, in some cases, our liability may not be limited to the value of the property. OfficeMax retains responsibility for environmental liabilities that occurred with respect to businesses, facilities and other assets not purchased by us in the Acquisition. In addition, OfficeMax generally indemnifies us for hazardous substance releases and other environmental violations that occurred prior to the closing of the Acquisition or arise out of pre-closing operations at the businesses, facilities and other assets purchased by us. However, OfficeMax may not have sufficient funds to fully satisfy its indemnification obligations when required, and, in some cases, we may not be entitled to indemnification for liabilities pursuant to the Acquisition. Furthermore, we are not entitled to indemnification for liabilities incurred due to releases and violations of environmental laws occurring after the closing of the Acquisition. With respect to the timberlands operations, we may have responsibility for certain environmental liabilities that occurred in the period following the Acquisition but prior to the Timberlands Sale. Any material liability we incur could have a material adverse effect on our business, financial condition or operating results.

          Enactment of new environmental laws or regulations or changes in existing laws or regulations might require significant expenditures. We may be unable to generate funds or other sources of liquidity and capital to fund unforeseen environmental liabilities or expenditures.

Labor disruptions or increased labor costs could adversely affect our business.

          We could experience a material labor disruption or significantly increased labor costs at one or more of our facilities, either in the course of negotiations of a labor agreement or otherwise, any of which would have a material adverse effect on our business, financial condition and operating results. As of December 31, 2004, we had 10,494 employees. Approximately 4,990, or 48%, of these employees work pursuant to collective bargaining agreements. Several of these agreements have expired or will expire in 2005. In December 2004, an agreement covering approximately 100 workers in our corrugated container facility in Salem, Oregon expired. In March 2005, an agreement covering approximately 890 workers in our paper facilities in St. Helens, Oregon, Vancouver, Washington, Salem, Oregon, and Wallula, Washington will also expire. In July 2005, agreements covering approximately 100 employees in our Jackson, Alabama sheeter facility and approximately 710 workers in our Oakdale, Louisiana and Florien, Louisiana wood products facilities will expire. In addition, an agreement covering approximately 100 workers in our Salt Lake City, Utah corrugated container plant will expire in October 2005. We expect the key issues in the negotiations for new collective bargaining agreements to be pensions, health care and work rules and other contract requirements that we believe inhibit our ability to reduce operational costs. We may be unable to renew these agreements without work stoppages or significant increases in costs, which could have a material adverse effect on our financial condition and operating results.

We depend on third parties for transportation services.

          We rely primarily on third parties for transportation of the products we manufacture and/or distribute, as well as delivery of our raw materials, including the delivery of our Brazilian veneer to our Louisiana EWP facility. In particular, a significant portion of the goods we manufacture and raw materials we use are transported by railroad. If any of our third-party transportation providers were to fail to deliver the goods we manufacture or distribute in a timely manner, we may be unable to sell those products at full value, or at all. Similarly, if any of these providers were to fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products in response to customer demand. In addition, if any of these third parties were to cease operations or cease doing business with us, we may be unable to replace them at reasonable cost. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our financial condition and operating results.

We depend upon the continued services of our senior management team.

          Our success depends, in part, on the efforts of our senior management and other key employees. Our management team, led by Tom Stephens, our chief executive officer, has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, engineering, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers, our financial condition and operating results may be adversely affected. Moreover, the market for qualified individuals may be highly competitive, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees should the need arise.

Our historical and pro forma financial information included in this prospectus may not be representative of our results as a separate company.

          Our historical and pro forma financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows will be in the future. For example, we were required to make some adjustments and allocations since OfficeMax did not account for us as, and we were not operated as, a single, stand-alone business for the periods presented. In addition, we currently operate our business in four operating segments: Paper, Packaging & Newsprint, Wood Products and Building Materials Distribution. During the periods for which historical and pro forma financial information is presented in this prospectus, OfficeMax operated our business and the timberlands operations in two segments.

          Accordingly, our historical results of operations for the periods prior to the Acquisition may not be indicative of our future operating or financial performance. For additional information, see "Summary Historical and Unaudited Pro Forma Financial Data," "Unaudited Pro Forma Financial Data," "Selected Historical Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

          We are a highly leveraged company. As of September 30, 2004, on a pro forma basis, we would have had $1.6 billion of outstanding indebtedness, including $962.5 million of indebtedness under our senior credit facilities (excluding unused availability under our revolving credit facility and outstanding and undrawn letters of credit) and $250.0 million of senior notes and $400.0 million of senior subordinated notes. This level of indebtedness could have important consequences to our business, financial condition and operating results, including the following:

  •
  it may limit our ability to borrow money or sell stock to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;

  •
  our interest expense would increase if interest rates in general increase because a substantial portion of our indebtedness, including all of our indebtedness under our senior credit facilities and the senior notes, bears interest at floating rates;

  •
  it may limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

  •
  we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

  •
  it may make us more vulnerable to a downturn in our business, industry or the economy in general;

  •
  a substantial portion of our cash flow from operations is dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other business purposes; and

  •
  there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing as needed.

We may not be able to generate sufficient cash flows to meet our debt service obligations.

          Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash from our future operations. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

          Our business may not generate sufficient cash flow from operations, or future borrowings under our senior credit facilities or from other sources may not be available to us in an amount sufficient, to enable us to repay our indebtedness or to fund our other liquidity needs, including capital expenditure requirements. A substantial portion of our indebtedness bears interest at floating rates and, accordingly, if interest rates rise, our debt service requirements will increase. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, any of which could have a material adverse effect on our operations. Additionally, we may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

The terms of our senior credit agreement and the indenture governing our notes restrict our ability to operate our business and to pursue our business strategies.

          Our senior credit agreement and the indenture governing our notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us. Our senior credit agreement and the indenture governing our notes limit our ability, among other things, to:

  •
  pay dividends or make distributions in respect of our common stock or make certain other restricted payments or investments;

  •
  incur additional indebtedness, enter into sale/leaseback transactions or issue preferred stock;

  •
  sell assets, including capital stock of subsidiaries;

  •
  agree to limitations on the ability of our subsidiaries to make distributions;

  •
  enter into transactions with our affiliates;

  •
  incur liens;

  •
  enter into new lines of business; and

  •
  engage in consolidations, mergers or sales of substantially all of our assets.

          Our senior credit agreement also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

          The restrictions contained in our senior credit agreement and the indenture could:

  •
  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

Risks Relating to this Offering

The price of our Class A common stock may be volatile, and you may not be able to sell your shares at or above the initial public offering price.

          Prior to this offering, there has been no public market for our Class A common stock. An active and liquid trading market for our Class A common stock may not develop or be sustained following this offering. We will establish the initial public offering price through negotiations with the representatives of the underwriters. You should not view the price they and we establish as any indication of the price that will prevail in the trading market. The market price for our Class A common stock may decline below the initial public offering price, and our stock price is likely to be volatile.

          The market price of our Class A common stock may be influenced by many factors, some of which are beyond our control, including those described above under "Risks Related to Our Business" and the following:

  •
  actual or anticipated fluctuations in our or our competitors' operating results;

  •
  announcements by us or our competitors of new products, capacity changes, significant contracts, acquisitions or strategic investments;

  •
  our and our competitors' growth rates;

  •
  the financial market and general economic conditions;

  •
  changes in stock market analyst recommendations regarding us, our competitors or the paper and forest products industries generally, or lack of analyst coverage of our Class A common stock;

  •
  sales of our Class A common stock by our executive officers, directors and significant stockholders or sales of substantial amounts of common stock; and

  •
  changes in accounting principles.

          In addition, there has been significant volatility in the market price and trading volume of securities of companies operating in the paper and forest products industry, which has often been unrelated to operating performance of particular companies. As a result of these factors, you may not be able to resell your shares at or above the initial public offering price.

          Some companies that have had volatile market prices for their securities have had securities litigation brought against them. If litigation of this type is brought against us, it could result in substantial costs and would divert management's attention and our resources.

You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time.

          We are not required to pay dividends, and our stockholders will not be guaranteed, or have contractual or other rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to decrease the amount of dividends, otherwise change or revoke the dividend policy or discontinue entirely the payment of dividends. For example, our board of directors could depart from or change our dividend policy if it were to determine that we had insufficient cash to take advantage of other opportunities with attractive rates of return. If we do not pay dividends, for whatever reason, your shares could become less liquid and their market price could decline.

We might not have cash in the future to pay dividends in the intended amounts, or at all.

          Our ability to pay dividends, and our board of directors' determination to maintain our dividend policy, will depend on numerous factors, including the following:

  •
  the state of our business, the environment in which we operate and the various risks we face, including competition, changes in our industry and other risks summarized in this prospectus;

  •
  changes in the factors, assumptions and other considerations made by our board of directors in reviewing and adopting the dividend policy, as described under "Dividend Policy and Restrictions;"

  •
  the results of operations of our subsidiaries and their ability to transfer funds to us, as we are a holding company and our principal assets are the equity interests we hold in our subsidiaries; and

  •
  our future results of operations, financial condition, liquidity needs and capital resources.

          If our estimated cash available to pay dividends following the closing of the offering were to fall below our expectations, our assumptions as to estimated cash needs are too low or if other applicable assumptions were to prove incorrect, we may need to:

  •
  either reduce or eliminate dividends;

  •
  fund dividends by incurring additional debt (to the extent we are permitted to do so under our debt instruments), which would increase our leverage, debt repayment obligations and interest expense and decrease our interest coverage, resulting in, among other things, reduced capacity to incur debt for other purposes, including to fund future dividend payments;

  •
  fund dividends from future issuances of equity securities, which could be dilutive to our stockholders and negatively effect the price of our Class A common stock;

  •
  fund dividends from other sources, such as by selling assets or by liquidating working capital; and

  •
  reduce other expected uses of cash, such as capital expenditures, which could limit our ability to grow.

          Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect whether we pay dividends and the level of any dividends we may pay in the future. In addition, to the extent that we would seek to raise additional cash from additional debt incurrence or equity security issuances, we cannot assure you that such financing will be available on reasonable terms or at all.

You may not receive dividends because of restrictions in our debt agreements, Delaware law and state regulatory requirements.

          Our ability to pay dividends will be restricted by current and future agreements governing our and our subsidiaries' debt, including our senior credit facilities and the indenture governing our notes, as well as Delaware law and state regulatory authorities.

          Our senior credit facilities and the indenture governing our notes restrict our ability to pay dividends. On a pro forma basis for the nine months ended September 30, 2004, our indenture would have permitted us to pay $35.0 million in dividends. See "Description of Certain Debt — Senior Credit Facilities" and "— Senior Floating Rate Notes and Senior Subordinated Notes — Covenants." Our ability to pay cash dividends on our common stock is currently precluded by the terms of our senior credit facilities. While we will seek to obtain greater flexibility to pay dividends under our senior credit facilities, we may not be successful. In addition, we and our subsidiaries are permitted under the terms of our debt instruments to incur additional indebtedness that may restrict or prohibit the payment of dividends.

          Under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Our dividend policy may limit our ability to pursue growth opportunities.

          We believe our dividend policy may limit, but not preclude, our ability to grow. If we continue paying dividends at the level currently anticipated under our dividend policy, we may need to seek financing to fund a material expansion of our business, including any significant acquisitions, or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. We cannot assure you that such financing will be available to us on reasonable terms, or at all.

If you purchase our Class A common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

          If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. Based upon the issuance and sale of          million shares of our Class A common stock by us at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of $    in the net tangible book value per share if you purchase shares in this offering.

Approximately     % of our voting stock is controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

          Upon completion of this offering, FPH, which is controlled by Madison Dearborn, will hold approximately    % of our voting power. As a result of this ownership, FPH will be able to influence our affairs and matters requiring the approval of our stockholders. FPH and OfficeMax together will hold approximately    % of our voting stock. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. So long as FPH continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence our decisions.

Conflicts of interest may arise because some of our directors are principals of our largest stockholder.

          Upon completion of this offering, four representatives of Madison Dearborn will serve on our seven-member board of directors. Madison Dearborn and its affiliates currently have interests in other companies that, to a limited degree, compete with us in the packaging industry. Madison Dearborn and its affiliates may continue to invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our amended and restated certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation will also provide that Madison Dearborn and its representatives will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment.

Shares eligible for future sale may cause the market price of our Class A common stock to decline, even if our business is doing well.

          Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding               million shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, the              million shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market. We and certain of our current stockholders have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, for 180 days from the date of this prospectus, except with the consent of Goldman, Sachs & Co. After these lockup agreements expire, an additional              million shares will be eligible for sale in the public market, subject to applicable manner of sale and other limitations under Rule 144 under the Securities Act. Some of our stockholders may be entitled, subject to limited exceptions, to demand registration rights with respect to the registration of shares under the Securities Act. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated              million shares of common stock will be entitled to registration rights upon completion of this offering. See "Shares Eligible for Future Sale," "Certain Relationships and Related Transactions — Registration Rights Agreement" and "Underwriting."

Delaware law and our charter documents may impede or discourage a takeover that you may consider favorable.

          The anti-takeover provisions of the Delaware General Corporation Law impose various impediments on the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our stockholders.

          In addition, provisions of our amended and restated certificate of incorporation and by-laws may also deter, delay or prevent a third-party from acquiring us. These provisions include:

  •
  limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

  •
  the inability of stockholders to act by written consent or to call special meetings after such time as the existing stockholders own less than a majority of our common stock;

  •
  a classified board of directors with staggered three-year terms;

  •
  advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

  •
  the authority of our board of directors to issue, without stockholder approval, up to         shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

          We will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval were obtained. See "Description of Capital Stock."

The requirements associated with being a public company will require significant company resources and management attention.

          Following this offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a nonpublic company. Further, management's attention may be diverted from other business concerns, which could adversely affect our business. We have made, and will continue to make, changes to our corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. However, the measures we may take may not be sufficient to satisfy our obligations as a public company.

          Section 404 of the Sarbanes-Oxley Act will require our management to assess our internal controls over financial reporting as of December 31, 2005 and our independent auditors to attest to such assessment. We are currently preparing for compliance with Section 404, but there can be no assurance that we will be able to effectively meet all of the requirements of Section 404 in the mandated timeframe. Our failure to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, could harm our business and operating results. Effective internal controls are necessary in order to enable us to produce reliable financial reports and prevent financial fraud. Any failure to provide reliable financial reports or prevent fraud could harm our business and operating results and could cause us to fail to meet our reporting obligations.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. These statements are often identified by the words "will," "should," "anticipate," "believe," "expect," "intend," "estimate" or similar expressions. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. These factors, risks and uncertainties include, among others, the following:

  •
  fluctuations in pricing and demand for uncoated free sheet, containerboard, corrugated containers, newsprint, market pulp, plywood, lumber, particleboard and engineered wood products;

  •
  changes in the cost and availability of raw materials, particularly wood fiber, chemicals and energy;

  •
  the effect on us of competition in our industry;

  •
  long-term declines in demand due to competing technologies or materials;

  •
  our ability to service our debt obligations, fund our working capital requirements and comply with financial covenants contained in our debt instruments;

  •
  a material disruption at any of our facilities or a material disruption in our ability to obtain timber;

  •
  fluctuations in foreign currency exchange rates;

  •
  our ability to maintain relationships with our customers, particularly OfficeMax;

  •
  our ability to fund and implement our planned capital expenditures;

  •
  changes in our relationships with our employees, including our ability to renew collective bargaining agreements with labor unions and our ability to attract and retain key management employees;

  •
  increased labor costs or material labor disruptions;

  •
  changes in our regulatory environment, including environmental regulations;

  •
  our ability to obtain third-party transportation and logistical services;

  •
  changes in interest rates; and

  •
  general economic conditions and their effects on our business.

          Our actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, we can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations or financial condition. In view of these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements. Subject to our obligations under the Securities Act of 1933, as amended (the "Securities Act"), we expressly disclaim any obligation to revise publicly any forward-looking statements that have been made to reflect the occurrence of events after the date hereof. For a discussion of other factors that may affect our business, you should read carefully the factors described in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus. We note that the safe harbor for forward-looking statements provided by the Private Securities Litigation & Reform Act of 1995 does not apply to statements made in connection with any initial public offering.

INDUSTRY AND MARKET DATA

          Unless otherwise indicated, information contained in this prospectus concerning the paper and forest products industry, its segments and related markets (including end-use markets), our general expectations concerning such industry and its segments and related markets and our market position and market share within such industry and its segments and related markets are based on information from independent industry analysts, such as Resource Information Systems, Inc., and management estimates. Management estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates' behalf and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Market share data is based on sales, in the case of our Building Materials Distribution segment, and, in the case of our other segments, production capacity, unless otherwise indicated. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information and cannot assure you of its accuracy or completeness. In addition, while we believe the market share and market position information included in this prospectus is generally reliable, such information is inherently imprecise. Estimates of historical growth rates in the markets in which we operate are not necessarily indicative of future growth rates in such markets. While we are not aware of any misstatements regarding the industry or similar data presented herein, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

REORGANIZATION AS A CORPORATION

          Prior to the completion of this offering, we intend to convert from a Delaware limited liability company to a Delaware corporation. In connection with the conversion, all of our Series A common units will be converted into preferred stock, all of our Series B common units will be converted into Class B common stock and all of our Series C common units will be converted into Class A common stock, according to their relative rights and preferences. In addition, management will exchange their Series B common units of FPH for their proportionate share of our Class B common stock held by FPH and will exchange their Series C common units of FPH for shares of our Class A common stock, which will be subject to vesting restrictions to the same extent as their Series C common units of FPH. Immediately prior to this offering, we will amend and restate our certificate of incorporation to effect a  -for-    stock split based upon the initial public offering price. The shares sold in this offering will be our Class A common stock. FPH, OfficeMax and members of our management will hold all of our Class B common stock. Holders of the Class B common stock will receive the Special Dividend, as described under "Description of Capital Stock — Common Stock — Dividend Rights." Except for the Special Dividend, and the right of the holders of the Class B common stock to consent to any changes to our governing documents that would adversely affect the Class B common stock, shares of Class A common stock and shares of Class B common stock will be identical, including with respect to voting rights. Each share of Class B common stock may be converted into a share of Class A common stock at any time at the option of the holder and will be automatically converted upon the conversion of a majority of the Class B common stock.

USE OF PROCEEDS

          Based upon an initial public offering price of $         per share, we will receive net proceeds from the offering of approximately $          million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, which are payable by us.

          We expect that all of the net proceeds from this offering will be paid either directly or indirectly to our existing stockholders, including members of our management. We intend to use approximately $175.2 million of the net proceeds to pay the Special Dividend. We intend to redeem all of our preferred stock from OfficeMax for its liquidation value of $36.4 million, plus accrued and unpaid dividends. Our preferred stock accrues (and our Series A common units outstanding prior to the conversion accrued) dividends at a rate of 8% per annum on the liquidation value, which yield accumulates semi-annually on June 30 and December 31, beginning on December 31, 2004. Accrued dividends at May 1, 2005 will be $1.5 million and will continue to accrue to the date of redemption.

          In addition, we intend to repay our loan from Boise Land & Timber Corp., a sister corporation, in the principal amount of $247.3 million, plus accrued interest. This loan bears interest at 8% per annum and matures on February 4, 2015. At May 1, 2005, accrued interest will be $4.7 million and will continue to accrue until the date of repayment. We used the proceeds from this loan to repay a portion of our outstanding borrowings under our senior credit facilities incurred to fund the Acquisition. Boise Land & Timber Corp. will distribute the proceeds from the repayment of this loan to Boise Land & Timber Holdings Corp., which will use the proceeds to redeem its Series A common stock from a subsidiary of OfficeMax and to make a distribution to FPH and a subsidiary of OfficeMax. We expect that FPH will distribute all of the proceeds it receives to its equityholders, including members of our management.

          The credit agreement governing our senior credit facilities currently requires that 50% of all proceeds received by us in connection with this offering be applied to prepay indebtedness under the senior credit facilities. In order to complete this offering and apply the net proceeds in the manner set forth in this prospectus, we will be required to obtain a consent from the lenders under our credit agreement or amend and restate our senior credit facilities.

          See "Certain Relationships and Related Transactions — Proceeds of this Offering" for the amounts that will be paid to our principal stockholders and members of our management in connection with our intended use of proceeds.

DIVIDEND POLICY AND RESTRICTIONS

          We currently intend to declare quarterly dividends of approximately $         per share on all outstanding shares of Class A common stock and Class B common stock. We currently expect the first quarterly dividend will be for the    quarter of 2005. The declaration of this and any future dividends will be at the discretion of our board of directors, subject to our actual future earnings and capital requirements and contractual and legal restrictions. Our board of directors may take into account matters such as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions and such other factors as our board of directors may deem relevant. Our ability to pay cash dividends on our common stock is currently precluded by the terms of our senior credit facilities. While we will seek to obtain greater flexibility to pay dividends under our senior credit facilities, we may not be successful. In addition, our ability to pay dividends is limited by the indenture governing our senior floating rate notes and senior subordinated notes and may be limited by the terms of any future debt. Under the terms of the indenture governing our senior floating rate notes and senior subordinated notes, our subsidiaries are permitted to pay dividends to us based upon a formula tied to our consolidated net income following the date of the Acquisition. The indenture also permits us to pay dividends in an aggregate amount of up to $35.0 million, whether or not we have the ability to pay dividends based upon the formula. However, the payment of dividends pursuant to this exception would reduce the amount of dividends that would be payable pursuant to such formula in the future. For a more detailed description of these limitations, see "Description of Certain Debt — Senior Floating Rate Notes and Senior Subordinated Notes — Covenants." As of September 30, 2004, on a pro forma basis, our indenture would have permitted us to pay dividends of $35.0 million.

          We are a holding company and have no direct operations. Our ability to pay cash dividends depends, in part, on the ability of our subsidiaries to pay cash dividends. We expect to cause our subsidiaries to pay distributions to us to fund our expected dividend payments, subject to applicable law and any restrictions contained in our subsidiaries' current or future debt agreements.

DILUTION

          Our net tangible book value as of September 30, 2004, determined on a pro forma basis as described below, was $          million, or $         per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets, less our total liabilities, divided, in the case of pro forma net tangible book value per share, by the pro forma number of shares of common stock outstanding giving effect to our conversion to a corporation and the  -for-     stock split that we expect to consummate in connection with this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

          After giving effect to our sale of             shares of Class A common stock in this offering, based upon an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, our adjusted pro forma net tangible book value as of September 30, 2004 would have been approximately $          million, or $         per share of common stock, on a pro forma basis after giving effect to (1) the payment of the Special Dividend, (2) the redemption of our preferred stock, (3) the repayment of the loan from Boise Land & Timber Corp. and (4) the effect of the other pro forma adjustments described under "Unaudited Pro Forma Financial Data." This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share and an immediate dilution to new investors in this offering of $         per share. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2004	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma adjusted net tangible book value per share as of September 30, 2004

Dilution per share to new investors		$

          The following table summarizes, as of September 30, 2004, as adjusted to give effect to this offering, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by existing stockholders since our inception and new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the underwriting discounts and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New public investors

Total		100%			$100%		$

          There are         shares of our Class A common stock reserved for future issuance under the Boise Incentive and Performance Plan. To the extent that such equity incentives are exercised, there will be further dilution to our new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

          If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately    % and our new investors would own approximately    % of the total number of shares of our common stock after this offering.

CAPITALIZATION

          The following table sets forth our capitalization as of September 30, 2004:

  •
  on a pro forma basis to reflect (1) the Acquisition, (2) the receipt and application of proceeds from Boise Land & Timber Corp. in connection with the Timberlands Sale and (3) our conversion to a corporation and the             -for-             stock split to be effected immediately prior to this offering; and

  •
  on a pro forma, as adjusted, basis to give effect to our receipt of the estimated cash proceeds from the sale of             shares of Class A common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated offering expenses, and the application of the net proceeds as described under "Use of Proceeds."

          This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Data" and the financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2004
	Pro forma	Pro forma, as adjusted
	(dollars in millions) (unaudited)
Long-term debt, including current maturities:
Senior credit facilities:(1)
Revolving credit facility	$40.0	$40.0
Tranche B term loan	922.5	922.5
Senior floating rate notes due 2012	250.0	250.0
7 1/8% senior subordinated notes due 2014	400.0	400.0
Loan from affiliate(2)	243.5	—

Total debt	1,856.0	1,612.5

Stockholders' equity:
Preferred stock, $0.01 par value per share, shares authorized; shares issued and outstanding pro forma; no shares outstanding pro forma, as adjusted	36.4	—
Class A common stock, $0.01 par value per share, shares authorized pro forma and pro forma, as adjusted; shares issued and outstanding pro forma; shares issued and outstanding pro forma, as adjusted	—
Class B common stock, $0.01 par value per share, shares authorized; shares issued and outstanding, pro forma and pro forma, as adjusted	302.5
Additional paid in capital	—
Retained earnings	—

Total stockholders' equity	338.9	582.4

Total capitalization	$2,194.9	$2,194.9

(1)
As of September 30, 2004, on a pro forma basis, we would have had $294.2 million of availability under our $400.0 million revolving credit facility, net of $65.8 million of outstanding and undrawn letters of credit. In order to complete this offering and apply the net proceeds in the manner set forth in this prospectus, we will be required to obtain a consent from the lenders under our senior credit agreement or amend and restate our senior credit facilities, including our revolving credit facility.

(2)
Represents a loan from a subsidiary of Boise Land & Timber Holdings Corp., our sister corporation, from the proceeds it received in connection with the Timberlands Sale. We used the proceeds of this loan to repay a portion of our outstanding borrowings under our senior credit facilities. We intend to repay this loan using a portion of the net proceeds from this offering.

UNAUDITED PRO FORMA FINANCIAL DATA

          We derived the following unaudited pro forma financial data by applying pro forma adjustments to our audited December 31, 2003 year-end and unaudited September 30, 2004 interim financial statements included elsewhere in this prospectus. The unaudited pro forma data for the periods presented give effect to:

  •
  the Acquisition;

  •
  the receipt and application of proceeds from Boise Land & Timber Corp. in connection with the Timberlands Sale;

  •
  our conversion to a corporation and the    -for-    stock split; and

  •
  the completion of this offering and the application of the net proceeds as set forth under "Use of Proceeds;"

in each case, as if these transactions had occurred on September 30, 2004 for balance sheet purposes and January 1, 2003 for statement of income (loss) purposes. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma financial statements.

          The pro forma adjustments related to the purchase price allocation for the Acquisition are preliminary. The final determination of the purchase price allocation will be based on the fair values of the assets acquired and the fair values of liabilities assumed. The purchase price allocation will remain preliminary until we complete a third party valuation and determine these fair values. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma financial data included in this prospectus. Revisions to the preliminary purchase price allocation could have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders' equity, cost of sales, selling, general and administrative expenses and depreciation, amortization and depletion.

          The unaudited pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Acquisition, the Timberlands Sale and/or this offering been consummated on the date or for the periods indicated and do not purport to indicate consolidated balance sheet data or results of operations as of any future date or any future period. The unaudited pro forma condensed financial data should be read in conjunction with the information contained in "Use of Proceeds," "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2004

	Historical	Acquisition Adjustments(2)(3)		Pro Forma for Acquisition	Timberlands Sale Adjustments(5)		Pro Forma for Acquisition and Timberlands Sale	Conversion and Offering Adjustments(7)	Boise Cascade Company Pro Forma
	(dollars in thousands)
ASSETS
Current
Cash	$—	$—		$—	$—		$—	$—	$—
Receivables
Trade, less allowances	370,708	26,680	(a)	397,388	—		397,388	—	397,388
Related parties	41,494	1,100	(a)	42,594	—		42,594	—	42,594
Other	46,143	(26,902	)(a)	19,241	—		19,241	—	19,241
Inventories	547,681	26,869	(b)	574,550	—		574,550	—	574,550
Deferred income taxes	29,055	(29,055	)(c)	—	—		—	—	—
Other	27,959	(12,917	)(d)	15,042	—		15,042	—	15,042

	1,063,040	(14,225)		1,048,815	—		1,048,815	—	1,048,815

Property
Property and equipment, net	2,115,258	(658,997	)(e)	1,456,261	—		1,456,261	—	1,456,261
Fiber farms and timber deposits	75,371	(31,837	)(f)	43,534	—		43,534	—	43,534

	2,190,629	(690,834)		1,499,795	—		1,499,795	—	1,499,795

Goodwill	11,639	4,252	(g)	15,891	—		15,891	—	15,891
Intangibles	154	34,526	(h)	34,680	—		34,680	—	34,680
Deferred finance costs	—	85,858	(k)	85,858	—		85,858	—	85,858
Note receivable from related party	—	163,957	(i)	163,957	(163,957	)(a)	—	—	—
Other assets	115,403	(104,932	)(j)	10,471	—		10,471	—	10,471

Total assets	$3,380,865	$(521,398)		$2,859,467	$(163,957)		$2,695,510	$—	$2,695,510

See the accompanying notes to the unaudited pro forma condensed financial statements, which are an integral part of these statements.

Unaudited Pro Forma Condensed Balance Sheet as of September 30, 2004 (Continued)

	Historical	Acquisition Adjustments(2)(3)		Pro Forma for Acquisition	Timberlands Sale Adjustments(5)		Pro Forma for Acquisition and Timberlands Sale	Conversion and Offering Adjustments(7)		Boise Cascade Company Pro Forma
	(dollars in thousands)
LIABILITIES AND CAPITAL
Current
Short-term borrowings	$241,972	$(241,972	)(l)	$—	$—		$—	$—		$—
Current portion of long-term debt	233,848	(223,873	)(l)	9,975	(9,975	)(c)	—	—		—
Accounts payable
Trade	335,311	(64,231	)(m)	271,080	—		271,080	—		271,080
Related parties	2,704	(127	)(m)	2,577	—		2,577	—		2,577
Accrued liabilities
Compensation and benefits	110,700	(86,462	)(m)	24,238	—		24,238	—		24,238
Interest payable	21,486	(21,486	)(m)	—	—		—	—		—
Other	65,746	(20,532	)(m)	45,214	—		45,214	—		45,214

	1,011,767	(658,683)		353,084	(9,975)		343,109	—		343,109

Debt
Long-term debt, less current portion	849,938	1,160,087	(l)	2,010,025	(397,493	)(c)	1,612,532	—		1,612,532
Note payable to related party, net	—	—		—	243,511	(b)	243,511	(243,511	)(e)	—
Other
Deferred income taxes	493,838	(493,838	)(c)	—	—		—	—		—
Compensation and benefits	151,535	(21,601	)(n)	129,934	—		129,934	—		129,934
Other long-term liabilities	46,028	(18,482	)(o)	27,546	—		27,546	—		27,546

	691,401	(533,921)		157,480	—		157,480	—		157,480

Capital
Business unit equity	827,871	(827,871	)(p)	—	—		—	—		—
Series A units	—	36,373	(q)	36,373	—		36,373	(36,373	)(a)	—
Series B common units	—	302,505	(q)	302,505	—		302,505	(302,505	)(a)	—
Preferred stock	—	—		—	—		—	36,373 (36,373	(a) )(c)	—
Class A common stock	—	—		—	—		—	465,000	(b)	465,000
Class B common stock	—	—		—	—		—	302,505	(a)	302,505
Retained deficit	—	—		—	—		—	(185,116	)(d)	(185,116)
Accumulated other comprehensive income (loss)	(112)	112	(p)	—	—		—	—		—

Total capital	827,759	(488,881)		338,878	—		338,878	243,511		582,389

Total liabilities and capital	$3,380,865	$(521,398)		$2,859,467	$(163,957)		$2,695,510	$—		$2,695,510

See the accompanying notes to the unaudited pro forma condensed financial statements, which are an integral part of these statements.

Unaudited Pro Forma Condensed Statement of
Income (Loss) for the Nine Months Ended September 30, 2004

	Historical	Acquisition Adjustments(4)		Pro Forma for Acquisition	Timberlands Sale Adjustments(6)		Pro Forma for Acquisition and Timberlands Sale	Offering Adjustments(8)		Boise Cascade Company Pro Forma
	(dollars in thousands)
Sales
Trade	$3,962,561	$—		$3,962,561	$—		$3,962,561	$—		$3,962,561
Related parties	436,359	—		436,359	—		436,359	—		436,359

	4,398,920	—		4,398,920	—		4,398,920	—		4,398,920

Materials, labor and other operating expenses	3,713,777	86 (27,421 (1,634	(a) )(c) )(d)	3,684,808	86,401	(d)	3,771,209	—		3,771,209
Fiber costs from related parties	86,401	—		86,401	(86,401	)(d)	—	—		—
Depreciation, amortization and depletion	176,055	(80,881 1,416	)(f) (g)	96,590	—		96,590	—		96,590
Selling and distribution expenses	190,843	(2,324 (569	)(c) )(d)	187,950	—		187,950	—		187,950
General and administrative expenses	67,831	(6,941 3,153 (1,191	)(c) (e) )(d)	62,852	—		62,852	—		62,852
Other (income) expense, net	(32,413)	(2,176	)(h)	(34,589)	—		(34,589)	—		(34,589)

	4,202,494	(118,482)		4,084,012	—		4,084,012	—		4,084,012

Equity in net income of affiliates	6,308	—		6,308	—		6,308	—		6,308

Income from operations	202,734	118,482		321,216	—		321,216	—		321,216

Interest expense	(64,730)	(16,922 (6,957	)(i) )(j)	(88,609)	(14,611 13,485	)(b) (c)	(89,735)	14,611	(a)	(75,124)
Interest income	524	7,378	(k)	7,902	(7,378	)(a)	524	—		524
Foreign exchange gain	649	—		649	—		649	—		649

	(63,557)	(16,501)		(80,058)	(8,504)		(88,562)	14,611		(73,951)

Income (loss) before income taxes	139,177	101,981		241,158	(8,504)		232,654	14,611		247,265
Income tax (provision) benefit	(55,402)	55,402	(l)	—	—		—	(96,186	)(b)	(96,186)

Net income (loss)	$83,775	$157,383		$241,158	$(8,504)		$232,654	$(81,575)		$151,079

See the accompanying notes to the unaudited pro forma condensed financial statements, which are an integral part of these statements.

Unaudited Pro Forma Condensed Statement of
Income (Loss) for the Year Ended December 31, 2003

	Historical	Acquisition Adjustments(4)		Pro Forma for Acquisition	Timberlands Sale Adjustments(6)		Pro Forma for Acquisition and Timberlands Sale	Offering Adjustments(8)		Boise Cascade Company Pro Forma
	(dollars in thousands)
Sales
Trade	$4,217,305	$—		$4,217,305	$—		$4,217,305	$—		$4,217,305
Related parties	436,415	—		436,415	—		436,415	—		436,415

	4,653,720	—		4,653,720	—		4,653,720	—		4,653,720

Materials, labor, and other operating expenses	3,982,229	(6,354 20,216 (26,000 (4,180	)(a) (b) )(c) )(d)	3,965,911	113,818	(d)	4,079,729	—		4,079,729
Fiber costs from related parties	113,818	—		113,818	(113,818	)(d)	—	—		—
Depreciation, amortization, and depletion	229,820	(105,054 1,888	)(f) (g)	126,654	—		126,654	—		126,654
Selling and distribution expenses	224,338	(2,202 (1,232	)(c) )(d)	220,904	—		220,904	—		220,904
General and administrative expenses	69,703	(7,276 5,474 (2,415	)(c) (e) )(d)	65,486	—		65,486	—		65,486
Other (income) expense, net	32,806	(1,948	)(h)	30,858	—		30,858	—		30,858

	4,652,714	(129,083)		4,523,631	—		4,523,631	—		4,523,631

Equity in net income of affiliaties	8,716	—		8,716	—		8,716	—		8,716

Income from operations	9,722	129,083		138,805	—		138,805	—		138,805

Interest expense	(92,935)	(15,373 (9,276	)(i) )(j)	(117,584)	(19,481 17,851	)(b) (c)	(119,214)	19,481	(a)	(99,733)
Interest income	850	9,837	(k)	10,687	(9,837	)(a)	850	—		850
Foreign exchange gain	2,672	—		2,672	—		2,672	—		2,672

	(89,413)	(14,812)		(104,225)	(11,467)		(115,692)	19,481		(96,211)

Income (loss) before income taxes and cumulative effect of accounting change	(79,691)	114,271		34,580	(11,467)		23,113	19,481		42,594
Income tax (provision) benefit	36,471	(36,471	)(l)	—	—		—	(16,569	)(b)	(16,569)

Income (loss) before cumulative effect of accounting change	(43,220)	77,800		34,580	(11,467)		23,113	2,912		26,025
Cumulative effect of accounting change, net of income tax	(4,133)	—		(4,133)	—		(4,133)	—		(4,133)

Net income (loss)	$(47,353)	$77,800		$30,447	$(11,467)		$18,980	$2,912		$21,892

See the accompanying notes to the unaudited pro forma condensed financial statements, which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

Notes to Pro Forma Adjustments Related to the Acquisition

1.     Sources and Uses

        The following table reflects the sources and uses of cash related to the Acquisition (dollars in millions).

Sources		Uses
Revolving credit facility(1)	$40.0	Acquisition consideration(2)	$2,052.6
Tranche B term loan	1,330.0	Fees and expenses	140.3
Senior floating rate notes	250.0	Working capital	2.0
Senior subordinated notes	400.0	Loan to Boise Land & Timber Corp.	164.0
Series A units	36.4
Series B common units	302.5

Total sources	$2,358.9	Total uses	$2,358.9

(1)
Our revolving credit facility provides for borrowings and issuances of letters of credit of up to $400.0 million. As of September 30, 2004, on a pro forma basis giving effect to the Acquisition, we would have had $294.2 million of availability under our revolving credit facility, net of $65.8 million of outstanding and undrawn letters of credit.

(2)
The purchase price may be adjusted upward or downward based on paper sales prices during the six years following the closing date pursuant to the additional consideration agreement. Over that period we could pay OfficeMax a maximum aggregate amount of $125.0 million or OfficeMax could pay us a maximum aggregate amount of $125.0 million, in each case net of payments received. The pro forma calculation of the purchase price does not include the effect, if any, of these potential adjustments.

2.     Purchase Price Allocation

        The allocation of the purchase price is estimated to be as follows (dollars in millions):

Current assets	$1,048.8
Property and equipment	1,456.3
Fiber farms and timber deposits	43.5
Goodwill	15.9
Intangible assets	34.7
Deferred financing costs	85.9
Other assets	10.4
Current liabilities	(343.1)
Long-term liabilities	(157.5)

Total purchase price	$2,194.9
Loan to Boise Land & Timber Corp.	164.0

Total uses	$2,358.9

          The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair values of assets acquired and the fair values of liabilities assumed. The purchase price allocation will remain preliminary until we complete a third party valuation and determine these fair values. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

          We have not completed our restructuring plans for the Acquisition. In accordance with the provisions of Emerging Issues Task Force (EITF) 95-3, Recognition of Liabilities in Connection With a Purchase Business Combination, exit activities in connection with the Acquisition will increase goodwill. We have one year from the acquisition date to develop our restructuring plans and adjust for changes in estimates of the fair value of assets acquired and liabilities assumed. The unaudited pro forma condensed financial data does not include any adjustments related to these restructuring activities and changes in estimates of the fair value of assets acquired and liabilities assumed. We expect to realize cost savings from the restructuring activities. The pro forma data does not reflect the potential cost savings.

3.     Adjustments to Unaudited Pro Forma Condensed Balance Sheet for the Acquisition

(a)
To adjust accounts receivable for the change between September 30, 2004 and the date of the Acquisition and to adjust for accounts receivable retained by OfficeMax.

(b)
To increase inventory values based on the allocation of the purchase price.

(c)
To eliminate our historical income tax accounts.

(d)
To adjust other current assets for items retained by OfficeMax under the terms of the asset purchase agreement.

(e)
To adjust property and equipment values based on the allocation of the purchase price.

(f)
To adjust the value of our fiber farms and timber deposits based on the allocation of the purchase price.

(g)
To eliminate previously recorded goodwill and to record goodwill arising from the Acquisition.

(h)
To record other intangible assets arising from the Acquisition as follows (dollars in millions):

Description	Amount	Amortization Period
Trade names and trademarks	$22.8	N/A
Customer relationships	6.8	5 years
Technology	5.1	3 to 5 years

	$34.7

(i)
To record the loan to Boise Land & Timber Corp. from Boise Cascade, L.L.C.

(j)
To eliminate life insurance cash surrender value that will remain with OfficeMax under the terms of the asset purchase agreement and to adjust other long-term assets to fair value based on the purchase price allocation.

(k)
To record deferred financing costs related to debt incurred in connection with the Acquisition.

(l)
To eliminate the allocated debt from OfficeMax and to record the new debt from the Acquisition as follows (dollars in millions):

Revolving credit facility	$40.0
Tranche B term loan	1,330.0
Senior floating rate notes	250.0
Senior subordinated notes	400.0

New total debt	2,020.0
Less new current portion	(10.0)

New long-term debt, less current portion	2,010.0
Less recorded long-term debt, less current portion	(850.0)

Adjustment to long-term debt, less current portion	$1,160.0

New current portion	$10.0
Less recorded current portion	(233.9)

Adjustment to current portion of long-term debt	$(223.9)

Adjustment to short-term borrowings	$(242.0)

(m)
To adjust current liabilities to reflect the allocation of the purchase price and for changes between September 30, 2004 and the date of the Acquisition.

(n)
To adjust net pension and post-retirement liabilities on a projected benefit obligation basis for our active employees. Under the terms of the asset purchase agreement, OfficeMax transferred from its pension plans sufficient assets to fund the accumulated pension benefit obligation at a 6.25% discount rate for former OfficeMax employees that became our employees. Also to eliminate deferred compensation liabilities that remain the obligation of OfficeMax.

(o)
To eliminate liabilities that will remain with OfficeMax in accordance with the terms of the asset purchase agreement.

(p)
To eliminate OfficeMax's equity balances.

(q)
To record equity issued at the Acquisition.

4.     Adjustments to Unaudited Pro Forma Condensed Statements of Income (Loss) for the Acquisition

(a)
To adjust for the elimination of LIFO reserves as a result of the change to a FIFO basis.

(b)
To recognize additional expense as a result of adjusting inventory values to fair values in the purchase price allocation.

(c)
To reduce pension and other post-retirement benefit costs related to employees that retired or were terminated prior to the closing of the Acquisition, which costs were retained by OfficeMax, and to reduce pension expense to reflect the contribution of additional assets to the plans.

(d)
To reduce excess defined contribution benefit expense related to OfficeMax's Employee Stock Ownership Plan.

(e)
To eliminate income from company-owned life insurance retained by OfficeMax.

(f)
To reduce depreciation and depletion expense as a result of reducing the value of property and equipment and fiber farms as part of the purchase price allocation.

(g)
To increase amortization expense as a result of recording intangible assets as a part of the purchase price allocation.

(h)
To eliminate expenses associated with OfficeMax's historical receivable sales program.

(i)
To record additional interest expense, excluding amortization of deferred financing costs, as follows:

		Assumed rate		Interest expense
	Principal amount	Nine months ended September 30, 2004	Year ended December 31, 2003	Nine months ended September 30, 2004	Year ended December 31, 2003
	(dollars in millions)
Revolving credit facility	$40.0	3.537%	3.483%	$1.1	$1.4
Tranche B term loan(1)	1,330.0	4.413%	4.381%	44.0	58.2
Senior floating rate notes(1)	250.0	6.593%	6.593%	12.3	16.5
Senior subordinated notes	400.0	7.125%	7.125%	21.4	28.5

	$2,020.0
Interest on notes and senior credit facilities, excluding amortization of deferred financing costs				78.8	104.6
Ongoing fees on senior credit facilities				2.8	3.7

Total new cash interest expense				81.6	108.3
Less historical interest expense				(64.7)	(92.9)

Adjustment				$16.9	$15.4

Increase in interest expense if rates on variable rate debt increased by 25 basis points	$820.0	.25%	.25%	$1.5	$2.1

  (1)
  We entered into interest rate protection agreements with respect to our $250.0 million in borrowings under our senior floating rate notes and $550.0 million in borrowings under our senior credit facilities. The assumed rate on our tranche B term loan reflects a blended rate, while the assumed rate on the senior floating rate notes reflects the swap rate.

(j)
To record the amortization of additional deferred financing costs.

(k)
To record interest income on the loan to Boise Land & Timber Corp. at a 6% annual interest rate.

(l)
To eliminate the historical income tax provision/benefit to reflect the status of Boise Cascade Holdings, L.L.C., as a pass through tax entity.

Notes to Pro Forma Adjustments Related to the Timberlands Sale

5.     Adjustments to Unaudited Pro Forma Condensed Balance Sheet for the Timberlands Sale

(a)
To record the repayment of the loan to Boise Land & Timber Corp.

(b)
To record the new loan from Boise Land & Timber Corp.

(c)
To record the reduction in the tranche B term loan with the proceeds received from the loan repayment by Boise Land & Timber Corp. and the new loan from Boise Land & Timber Corp. In addition, to reclassify the current portion of long-term debt as a result of the mandatory prepayment related to the Timberlands Sale.

6.     Adjustments to Unaudited Pro Forma Condensed Statements of Income (Loss) for the Timberlands Sale

(a)
To eliminate interest income on the loan to Boise Land & Timber Corp. since it is assumed to be repaid with the proceeds from the Timberlands Sale.

(b)
To record interest expense on the new loan from Boise Land & Timber Corp. at an annual rate of 8%.

(c)
To reduce interest expense related to the tranche B term loan repaid with the proceeds from the Timberlands Sale.

(d)
To reclassify "Fiber costs from related parties" to "Materials, labor, and other operating expenses."

Notes to the Pro Forma Adjustments Related to Conversion to a Corporation and Offering

7.     Adjustments to Unaudited Pro Forma Condensed Balance Sheet for the Conversion to a Corporation and this Offering

(a)
To convert the Series A common units into preferred stock and to convert the Series B common units into Class B common stock.

(b)
To reflect receipt of the proceeds, net of underwriters' discount and fees and expenses, from the sale of the Class A common stock.

(c)
To reflect the redemption of the preferred stock held by OfficeMax and affiliates.

(d)
To reflect the Special Dividend to holders of the Class B common stock.

(e)
To reflect the repayment of the loan from Boise Land & Timber Corp.

8.     Adjustments to Unaudited Pro Forma Condensed Statements of Income (Loss) for the Conversion to a Corporation and this Offering

(a)
To eliminate interest expense on the loan from Boise Land & Timber Corp.

(b)
To record income tax provision (benefit) at an assumed rate of 38.9%.

9.     Pro Forma Earnings Per Share, After Giving Effect to this Offering

	Year ended December 31, 2003	Nine months ended September 30, 2004
Pro forma net income
Pro forma shares outstanding:
Basic
Diluted
Pro forma earnings per share:
Basic
Diluted

SELECTED HISTORICAL FINANCIAL DATA

          We have derived the selected historical financial data as of December 31, 1999, 2000 and 2001 and September 30, 2003 and for the years ended December 31, 1999 and 2000 from our unaudited financial statements, which are not included in this prospectus. We have derived the selected historical financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 from the audited financial statements included elsewhere in this prospectus. We have derived the unaudited historical financial data as of September 30, 2004 and for the nine months ended September 30, 2003 and September 30, 2004 from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. We have historically operated as business units of OfficeMax and not as a stand-alone company. As such, the financial information included in this prospectus has been derived from the historical consolidated financial statements of OfficeMax. The historical financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we operated as a stand-alone company and may not be indicative of our future results of operations, financial positions and cash flows.

          The selected historical financial data set forth below should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and accompanying notes included elsewhere in this prospectus.

	Year ended December 31,					Nine months ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Statements of income (loss) data:
Sales	$4,002,777	$4,467,932	$4,251,677	$4,276,266	$4,653,720	$3,445,337	$4,398,920
Costs and expenses(1)	3,789,445	4,307,301	4,292,847	4,287,036	4,652,714	3,442,398	4,202,494
Equity in net income (loss) of affiliates(2)	6,115	2,223	(2,806)	(1,454)	8,716	4,372	6,308

Income (loss) from operations	219,447	162,854	(43,976)	(12,224)	9,722	7,311	202,734
Interest expense(3)	(100,072)	(109,464)	(93,514)	(94,803)	(92,935)	(69,701)	(64,730)
Other, net	1,167	1,403	922	873	3,522	3,176	1,173

Income (loss) before income taxes and cumulative effect of accounting change	120,542	54,793	(136,568)	(106,154)	(79,691)	(59,214)	139,177
Income tax (provision) benefit	(42,606)	(8,617)	58,178	45,248	36,471	28,837	(55,402)

Income (loss) before cumulative effect of accounting change	77,936	46,176	(78,390)	(60,906)	(43,220)	(30,377)	83,775
Cumulative effect of accounting change, net of income tax(4)	—	—	—	—	(4,133)	(4,133)	—

Net income (loss)(5)	$77,936	$46,176	$(78,390)	$(60,906)	$(47,353)	$(34,510)	$83,775

Balance sheet data (at end of period):
Property and equipment, net	$2,203,787	$2,326,109	$2,313,254	$2,214,442	$2,165,343	$2,178,721	$2,115,258
Total assets	3,281,774	3,301,525	3,225,826	3,164,778	3,123,835	3,223,845	3,380,865
Total long-term debt, including current portion and short term borrowings	1,373,785	1,387,468	1,276,803	1,270,389	1,271,317	1,271,317	1,325,758
Total capital	859,418	820,066	871,245	803,650	728,694	792,849	827,759

(1)
Costs and expenses include the following amounts, which are reflected in our statement of income (loss) as other income, net: (i) a $46.5 million pretax gain ($28.4 million after tax) on the sale in May 2004 of our interest in Voyageur Panel; (ii) $7.1 million of costs related to the sale in February 2004 of our plywood and lumber facilities in Yakima,

  Washington; (iii) a $14.7 million pretax charge recorded in December 2003 for the write-down of impaired assets at our Yakima, Washington facilities; (iv) $3.6 million of costs related to the early termination of an operating lease used in our Paper segment; (v) a $10.9 million pretax non-cash charge in 2001 to accrue for a one-time liability related to post-retirement benefits for some of our hourly workers and (vi) restructuring charges of $57.9 million in 2001 and the reversal of prior restructuring charges of $750,000 in 2002 and $806,000 in 2003.

(2)
Includes our former 47% interest in Voyageur Panel, which we sold in May 2004.

(3)
Interest expense, net has been allocated based on the ratio of assets to the total average asset balances of OfficeMax for each of the periods presented, which is not necessarily indicative of what interest expense would have been had our business operated separately from OfficeMax during these periods. For a discussion of interest on borrowings, see Note 12 to our audited financial statements included elsewhere in this prospectus.

(4)
We recorded a one-time after-tax charge of $4.1 million as a cumulative effect adjustment relating to our adoption in January 2003 of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way we account for landfill closure costs.

(5)
Net income (loss) per common share is not applicable for the historical periods, as there were no shares outstanding during these periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of our historical financial statements covers periods before the Acquisition, during which we did not operate as a stand-alone business, but as business units of OfficeMax. As a result, the historical financial information included in this prospectus may not reflect the significant impact the Acquisition has had on us or what our results of operations, financial position and cash flows would have been had we operated as a stand-alone company for the periods presented. See "— Stand-Alone Company," "Unaudited Pro Forma Financial Data" and "— Liquidity and Capital Resources — Post-Acquisition" for further discussion of the impact the Acquisition has had and will continue to have on us. The following discussion should be read in conjunction with "Selected Historical Financial Data" and the financial statements and accompanying notes included elsewhere in this prospectus.

          The statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business, our liquidity and capital resources and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors." Our actual results may differ materially from those contained in or implied by any of these forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Forward-Looking Statements," "Unaudited Pro Forma Financial Data" and "Selected Historical Financial Data."

Overview

          We are a large, diversified North American paper and forest products company. We conduct our business in the following four operating segments:

  •
  Paper. We are a major producer of uncoated free sheet, including commodity and value-added papers.

  •
  Packaging & Newsprint. We manufacture containerboard, corrugated containers and newsprint.

  •
  Wood Products. We are a leading producer of engineered wood products, or EWP, structural panels and pine lumber.

  •
  Building Materials Distribution. We are a leading national distributor of a wide range of building materials manufactured by us and by third parties.

          Historically, our paper and building products businesses were operated as business units of OfficeMax Incorporated, formerly known as Boise Cascade Corporation. On October 29, 2004, these businesses were acquired by us, and the timberlands operations of OfficeMax were acquired by Boise Land & Timber Holdings Corp., a sister corporation that is majority-owned by our majority shareholder, Forest Products Holdings, L.L.C., which is in turn controlled by Madison Dearborn Partners, LLC. On February 4, 2005, the timberlands operations were sold to an unaffiliated third party for cash, and the net proceeds were used to repay borrowings incurred in connection with these acquisitions. See "Certain Relationships and Related Transactions — the Acquisition" and "— Timberlands Sale."

Effects of Recent Transactions

  Material Ongoing Agreements With OfficeMax

          In connection with the Acquisition, we entered into agreements with OfficeMax that will impact our financial results in future periods. The Acquisition and these agreements are described in greater detail in "Certain Relationships and Related Transactions." These agreements are:

          Paper Supply Agreement.    We entered into a paper supply contract with OfficeMax under which OfficeMax purchases from us all of its North American requirements for cut-size office paper, to the extent we choose to supply such paper to them, until December 2012, at prices approximating market levels. OfficeMax's purchase obligations under the agreement will phase out over a four-year period beginning one year after the delivery of notice of termination, but not prior to December 31, 2012.

          Additional Consideration Agreement.    As part of the Acquisition, we entered into an additional consideration agreement, in which we agreed to adjust the Acquisition price based on changes in paper prices from closing through 2010. OfficeMax has agreed to pay us $710,000 for each dollar by which the average market price per ton of a specified benchmark grade of cut-size office paper during any 12-month period ending on an anniversary of the closing of the Acquisition through October 29, 2010, or the annual paper price, is less than $800 per ton. We have agreed to pay $710,000 to OfficeMax for each dollar by which the annual paper price exceeds $920 per ton. Neither party will be obligated to make a payment under this agreement in excess of $45 million in any one year. Payments are also subject to an aggregate cap of $125 million, which declines to $115 million for the year ending on October 29, 2009 and $105 million for the year ending on October 29, 2010 and, in each case, is calculated on a net basis. Any payments made or received pursuant to this agreement will be treated as adjustments to the purchase price for the Acquisition and, therefore, will not be reported in our statement of income (loss), but will be included in "Consolidated EBITDA" for purposes of certain covenants under our debt instruments.

  Purchase Accounting

          We accounted for the Acquisition using the purchase method of accounting. As a result, the purchase price of approximately $2.2 billion was allocated on a preliminary basis to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of the Acquisition. The allocation of the purchase price of the assets acquired has resulted in a decrease in the book depreciation and amortization expense related to our acquired manufacturing assets, because we have written down the book value of the acquired manufacturing assets and extended their estimated useful lives for purposes of calculating periodic depreciation. As a result of the impact of purchase accounting on our inventory values, we expect to recognize an additional $20.2 million of costs and expenses during the fourth quarter of 2004.

  Indebtedness

          As a result of the Acquisition, we incurred $2.0 billion of indebtedness. In connection with its acquisition of the timberlands operations, Boise Land & Timber Corp., our sister corporation, incurred $1,225.0 million of indebtedness, excluding a loan received from us. Net proceeds from the Timberlands Sale in the amount of $1,632.5 million were used to repay $407.5 million of our indebtedness and the $1,225.0 million of indebtedness incurred by Boise Land & Timber Corp. As of September 30, 2004, on a pro forma basis, we would have had $1,612.5 million in aggregate indebtedness outstanding (excluding unused availability under our revolving credit facility and outstanding and undrawn letters of credit). Our leverage may make us more vulnerable to a downturn in our business, industry or the economy in general.

  Pension and Benefit Plans

          Our historical financial statements treat our employees participating in OfficeMax's pension and benefit plans as participants in multiemployer plans. Accordingly, no assets or liabilities related to OfficeMax's defined benefit pension plans are reflected in our historical balance sheets. As a result of the Acquisition and our separation from OfficeMax, our employees are no longer treated as participants in multiemployer plans. OfficeMax transferred assets from its employee defined benefit pension plans sufficient to fund our accumulated benefit obligation at a 6.25% discount rate, and, as a result, we do not expect to be required to make any contributions in 2005. Following the Acquisition, our balance sheet reflects an unfunded net projected benefit obligation of $111.0 million, assuming a discount rate of 5.75% and a 4.25% rate of compensation increase. In addition, OfficeMax retained all pension and postretirement benefits costs related to employees who retired or were terminated prior to the Acquisition. As a result, we expect that our annual pension expense will be less than amounts included in the historical financial statements included elsewhere in this prospectus.

  Effect of Timberlands Sale

          On February 4, 2005, we and Boise Land & Timber Corp., our sister corporation, disposed of substantially all of the timberlands operations. Historically, we have met a large part of our fiber needs through these timber and wood fiber sources. We have entered into a series of fiber supply agreements in connection with the sale, and we believe that we will be able to obtain our timber requirements through these and other supply agreements, as well as open-market purchases. Fiber costs could, however, increase and availability of fiber may be limited depending on the supply of and demand for wood fiber in our operating regions.

          We have agreed to indemnify the purchaser for any breach of representation or warranty or covenant contained in the purchase agreement. We are not required to indemnify the purchaser for any losses until all such losses exceed $16.5 million and then only to the extent of the excess up to $100.0 million, subject to certain exceptions. Our representations and warranties generally survive until February 4, 2006, subject to certain exceptions. In addition, FPH assigned to the purchaser all rights to indemnification to which FPH would otherwise be entitled with respect to the timberlands operations under the acquisition agreement entered into in connection with the Acquisition.

  Stand-Alone Company

          We have historically operated as business units of OfficeMax and not as a stand-alone company. As such, we have not historically prepared separate financial statements. The financial information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations and the historical financial statements included in this prospectus has been derived from the historical consolidated financial statements of OfficeMax. The historical financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we operated as a separate, stand-alone company without the shared resources of OfficeMax for the periods presented and may not be indicative of our future results of operations, financial position and cash flows.

          The historical financial information included in this prospectus includes amounts specifically attributable to our business and a portion of OfficeMax's shared corporate general and administrative expenses. These shared services include finance, accounting, legal, information technology and human resource functions. Some OfficeMax corporate costs relate solely to our businesses and, accordingly, are fully reflected in the historical financial information included in this prospectus. Shared corporate general and administrative expenses that were not specifically identifiable to our businesses have been allocated based on average sales, assets and labor costs.

We believe these allocations are a reasonable reflection of the use of the shared services of OfficeMax. However, the resulting amounts could differ from amounts that would have resulted had we operated on a stand-alone basis, and are not necessarily indicative of costs to be incurred in the future.

          In connection with the Acquisition, substantially all of the legacy corporate functions of OfficeMax that were employed with respect to our operations were transferred to us. We entered into a mutual administrative service agreement with OfficeMax pursuant to which we and OfficeMax have agreed to exchange certain administrative services, including accounting and financial management services, legal services, human resource services and transportation services. Substantially all of the services provided under this agreement are provided by us for OfficeMax. Generally, these services are provided for initial terms of three to ten months after the Acquisition, and the fees for these services equal the provider's cost. We eliminated some of the functions at or immediately following closing of the Acquisition. This elimination and/or sharing of costs by us has been reflected in the historical financial statements included in this prospectus. We expect to eliminate additional functions upon the termination of the transition services period, reducing the costs currently charged to OfficeMax. However, we may be unable to reduce our costs to the levels reflected in the historical financial information included in this prospectus.

          During each of the periods presented in the historical financial information included in this prospectus, we participated in OfficeMax's centralized cash management system. Cash receipts attributable to our operations were collected by OfficeMax, and cash disbursements were funded by OfficeMax. Cash advances necessary to fund our major improvements to and replacements of property, acquisitions and expansion, to the extent not provided through internally generated funds, were provided by OfficeMax's cash or funded with debt. As such, the amounts of cash and cash equivalents historically recorded on our balance sheets do not represent the amount required or generated by our businesses. In each of the periods presented in the historical financial information included in this prospectus, OfficeMax's total debt and related interest expense were allocated to us based on average asset balances. We believe the allocations of debt and interest expense reflected in the historical financial information included in this prospectus are a reasonable reflection of our debt position and interest costs. However, the allocated amounts are not necessarily indicative of debt balances and interest costs in the future. We have also incurred a substantial amount of indebtedness, interest expense and repayment obligations in subsequent periods. See "— Liquidity and Capital Resources" for more information.

  Taxes

          For all periods presented, our operations have been or will be included in the consolidated income tax returns of OfficeMax. However, in the historical financial statements included in this prospectus, income taxes have been provided based on a calculation of the estimated income tax expense that would have been incurred had we operated as a separate taxpayer. Income taxes have been provided for all items included in the statements of income (loss) included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. The Acquisition was structured as an asset purchase for federal income tax purposes, and we generally have a tax basis in the acquired assets equal to the purchase price.

          We are currently a limited liability company and therefore are not subject to entity-level federal income taxation. The taxes in respect of our operations are payable by our equityholders at rates applicable to them. Following our conversion to a C corporation, we will be subject to entity-level federal income taxation.

  Operating Segments Information

          Historically, OfficeMax conducted our business in two operating segments: Boise Paper Solutions and Boise Building Solutions. It also had a Corporate and Other segment. Each of the Boise Building Solutions and Boise Paper Solutions segments included the results of the timberlands operations that were allocable to the activities of that segment. The historical financial statements included in this prospectus reflect these historical segments, but with the results of the timberlands operations removed.

          We operate and will report our operating results in four segments: Paper, Packaging & Newsprint, Wood Products and Building Materials Distribution. We also have a Corporate and Other segment. Our new Paper and Packaging & Newsprint segments include the businesses that historically comprised the Boise Paper Solutions segment presented in the historical financial information in this prospectus. Our new Wood Products and Building Materials Distribution segments include the businesses that historically comprised the Boise Building Solutions segment included in the historical financial information in this prospectus.

          Other than in this Management's Discussion and Analysis of Financial Condition and Results of Operations section and in the historical financial statements included in this prospectus, references in this prospectus to segment data are to the new segments under which we currently operate. Our new segments will be reflected in our audited financial statements for the year ended December 31, 2004 and we will, at that time, also recast our historical financial statements for prior years to reflect this change.

          The following table sets forth certain historical financial statement data for the segments under which we currently operate and will report in subsequent periods:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in millions)
Sales
Paper	$1,287.0	$1,285.1	$1,257.1	$962.2	$1,029.6
Packaging & Newsprint	702.1	633.4	638.1	471.5	503.8
Eliminations(1)	(46.7)	(40.8)	(42.7)	(32.0)	(31.6)

Boise Paper Solutions total	1,942.4	1,877.7	1,852.5	1,401.7	1,501.8

Wood Products	1,010.1	1,004.2	1,115.7	810.8	1,050.6
Building Materials Distribution	1,596.4	1,696.1	2,047.8	1,498.7	2,218.5
Eliminations(2)	(219.1)	(231.7)	(291.7)	(214.0)	(311.2)

Boise Building Solutions total	2,387.4	2,468.6	2,871.8	2,095.5	2,957.9

Corporate and Other	73.0	76.1	77.9	58.8	70.0
Intersegment eliminations(3)	(151.1)	(146.1)	(148.5)	(110.7)	(130.8)

Total sales	$4,251.7	$4,276.3	$4,653.7	$3,445.3	$4,398.9

Income (loss) from operations
Paper	$18.0	$33.9	$(23.7)	$(1.8)	$(27.4)
Packaging & Newsprint	28.8	(20.1)	(14.9)	(13.8)	(2.4)

Boise Paper Solutions total	46.8	13.8	(38.6)	(15.6)	(29.8)

Wood Products	(56.9)	1.2	43.5	14.8	194.7
Building Materials Distribution	19.4	25.1	47.7	41.9	80.5

Boise Building Solutions total	(37.5)	26.3	91.2	56.7	275.2

Corporate and Other	(53.2)	(52.3)	(42.8)	(33.8)	(42.7)

Total income (loss) from operations	$(43.9)	$(12.2)	$9.8	$7.3	$202.7

Depreciation, amortization and depletion
Paper	$127.9	$140.6	$136.3	$101.5	$107.8
Packaging & Newsprint	36.8	38.5	40.3	29.8	31.5

Boise Paper Solutions total	164.7	179.1	176.6	131.3	139.3

Wood Products	36.4	35.9	34.1	25.6	21.1
Building Materials Distribution	6.9	7.1	7.1	5.3	5.6

Boise Building Solutions total	43.3	43.0	41.2	30.9	26.7

Corporate and Other	12.8	11.7	12.0	8.6	10.1

Total depreciation, amortization, and depletion	$220.8	$233.8	$229.8	$170.8	$176.1

EBITDA(4)
Paper	$145.9	$174.5	$112.6	$99.7	$80.4
Packaging & Newsprint	65.6	18.4	25.4	16.0	29.1

Boise Paper Solutions total	211.5	192.9	138.0	115.7	109.5

Wood Products	(18.8)	37.7	68.9	36.0	209.5
Building Materials Distribution	26.3	32.2	54.8	47.2	86.1

Boise Building Solutions total	7.5	69.9	123.7	83.2	295.6

Corporate and Other	(39.3)	(39.8)	(30.8)	(25.2)	(32.6)

Total EBITDA	$179.7	$223.0	$230.9	$173.7	$372.5

(1)
Represents eliminations of sales between our Paper and Packaging & Newsprint segments.

(2)
Represents eliminations of sales between our Wood Products and Building Materials Distribution segments.

(3)
Represents eliminations related to sales between our historical segments.

(4)
See below for a reconciliation of income (loss) from operations to EBITDA categorized according to our new segments.

          EBITDA for each segment represents income (loss) from operations before depreciation, amortization and depletion and, in the case of our Wood Products segment, equity in net income (loss) of affiliates. Our management believes EBITDA is useful to investors because it provides a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers and because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage. Our management believes EBITDA is a meaningful measure because it presents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. EBITDA, however, is not a measure of our liquidity or financial performance under GAAP and should not be considered an alternative to net income (loss), income (loss) from operations or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. The use of EBITDA instead of net income (loss) or income (loss) from operations has limitations as an analytical tool, including the inability to determine profitability, the exclusion of interest expense and associated significant cash requirements and the exclusion of depreciation, amortization and depletion, which represent significant and unavoidable operating costs given the level of our indebtedness and capital expenditures needed to maintain our businesses. Management compensates for these limitations by relying primarily on our GAAP results and by using EBITDA only supplementally. Our measures of EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation. Furthermore, EBITDA as presented in this prospectus differs from comparable terms used in our debt agreements.

          For periods including and subsequent to the Acquisition, we intend to report segment information in accordance with the provisions of SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131), which requires segment information to be disclosed based on a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. Since management uses EBITDA as one of the key operating performance criteria for evaluating our segments, we expect that the notes to our financial statements in future periods will present EBITDA on a segment basis. Since OfficeMax did not rely on the same performance measures in their evaluation of the segments under which they ran our business, segment EBITDA is not presented in the notes to the historical financial statements included in this prospectus. In our financial statements for future periods, we intend to reconcile the total of the reportable segments' EBITDA to our consolidated net income (loss).

          The following is a reconciliation of income (loss) from operations to EBITDA categorized according to our new segments:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in millions)
Paper
Income (loss) from operations	$18.0	$33.9	$(23.7)	$(1.8)	$(27.4)
Depreciation, amortization and depletion	127.9	140.6	136.3	101.5	107.8

EBITDA	145.9	174.5	112.6	99.7	80.4

Packaging & Newsprint
Income (loss) from operations	28.8	(20.1)	(14.9)	(13.8)	(2.4)
Depreciation, amortization and depletion	36.8	38.5	40.3	29.8	31.5

EBITDA	65.6	18.4	25.4	16.0	29.1

Wood Products
Income (loss) from operations	(56.9)	1.2	43.5	14.8	194.7
Equity in net (income) loss of affiliates	1.7	0.6	(8.7)	(4.4)	(6.3)
Depreciation, amortization and depletion	36.4	35.9	34.1	25.6	21.1

EBITDA	(18.8)	37.7	68.9	36.0	209.5

Building Materials Distribution
Income from operations	19.4	25.1	47.7	41.9	80.5
Depreciation, amortization and depletion	6.9	7.1	7.1	5.3	5.6

EBITDA	26.3	32.2	54.8	47.2	86.1

Corporate and Other
Loss from operations	(53.2)	(52.3)	(42.8)	(33.8)	(42.7)
Equity in net loss of affiliates	1.1	0.8	—	—	—
Depreciation, amortization and depletion	12.8	11.7	12.0	8.6	10.1

EBITDA	(39.3)	(39.8)	(30.8)	(25.2)	(32.6)

Consolidated EBITDA	$179.7	$223.0	$230.9	$173.7	$372.5

          For a reconciliation of EBITDA to net income (loss) on a consolidated basis, see "Summary Historical and Unaudited Pro Forma Financial Data."

          The following is a reconciliation of historical income (loss) from operations by segment for the nine months ended September 30, 2004 to pro forma EBITDA by segment, on a pro forma basis to reflect (1) the Acquisition, (2) the receipt and application of proceeds from Boise Land & Timber Corp. in connection with the Timberlands Sale and (3) our conversion to a corporation and the
  -for-           stock split to be effected immediately prior to this offering. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Financial Data" and the financial statements and the notes thereto included elsewhere in this prospectus.

	Paper	Packaging & Newsprint	Wood Products	Building Materials Distribution	Corporate and Other	Total
	(dollars in millions)
Income (loss) from operations	$(27.4)	$(2.4)	$194.7	$80.5	$(42.7)	$202.7
Equity in net loss of affiliates	—	—	(6.3)	—	—	(6.3)
Depreciation, amortization and depletion	107.8	31.5	21.1	5.6	10.1	176.1

EBITDA	80.4	29.1	209.5	86.1	(32.6)	372.5

Benefit costs(1)	12.8	5.9	10.8	3.1	4.0	36.6
ESOP(2)	0.9	0.3	0.6	0.9	0.7	3.4
COLI(3)	—	—	—	—	(3.1)	(3.1)
LIFO(4)	1.9	—	(1.9)	—	—	—
Sale of receivables(5)	—	—	—	—	2.2	2.2

Pro forma EBITDA	$96.0	$35.3	$219.0	$90.1	$(28.8)	$411.5

(1)
Reflects reduced pension and other post retirement benefit costs related to inactive employees that were retained by OfficeMax, as well as reduced pension expense to reflect the transfer of assets to those plans.

(2)
Reflects reduced excess defined contribution benefit expense related to OfficeMax's Employee Stock Ownership Plan (ESOP).

(3)
Reflects elimination of income from company-owned life insurance (COLI) that remained with OfficeMax.

(4)
Reflects the elimination of LIFO reserves as a result of the change to a FIFO basis.

(5)
Reflects the elimination of expenses associated with OfficeMax's receivable sales program.

          The following table sets forth additional items that impacted the net income (loss) for the nine months ended September 30, 2004 categorized according to our current operating segments:

	Paper	Packaging & Newsprint	Wood Products	Building Materials Distribution	Corporate and Other	Total
	(dollars in millions)
Loss on sale of mill(1)	$—	$—	$7.1	$—	$—	$7.1
Gain on sale of Voyageur Panel(2)	—	—	(46.5)	—	—	(46.5)
Non-cash employee compensation(3)	2.1	0.2	1.4	1.1	6.3	11.1

Total	$2.1	$0.2	$(38.0)	$1.1	$6.3	$(28.3)

(1)
Reflects $7.1 million of costs related to the sale of our former Yakima, Washington facilities in February 2004.

(2)
Represents pretax gain recognized in connection with the sale in May 2004 of our 47% interest in Voyageur Panel.

(3)
Includes non-cash compensation amounts accrued to employees pursuant to a benefit plan adopted in 2003.

Factors that Affect our Operating Results

          The paper and forest products industry is highly cyclical. Over the past two decades, demand for our products has correlated with general economic conditions. The majority of our products are commodities whose prices are determined by industry supply and demand. In addition, our businesses are capital intensive and a large portion of our operating costs is fixed. As a result, relatively modest changes in our sales volumes can have a significant impact on our overall operating profitability.

          Our cash flows and earnings are influenced by a variety of factors, including the following:

  •
  commodity nature of our products and our ability to maintain margins;

  •
  industry cycles and capacity utilization rates; and

  •
  volatility in raw material and energy prices.

          These factors have historically produced cyclicality in our results of operations, and we expect this cyclicality to continue in future periods.

  Commodity and Value-Added Products and Product Margins

          Most of our products are widely available and can be readily produced by our competitors. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is primarily based on price, which is determined by supply relative to demand. Generally, market conditions beyond our control determine the price for our commodity products, and the price for any one or more of these products may fall below our cash production costs. Therefore, our profitability with respect to these products depends on managing our cost structure, particularly raw materials and energy prices, which also exhibit commodity characteristics.

          Not all of our products are commodities. Our value-added papers and EWP are differentiated from competing products based on superior quality and product design, as well as related customer service. In the case of these value-added products, we are generally able to influence price based on the strength of differentiation and levels of customer service, and are generally able to sell these products at higher margins than our commodity products. In order to reduce our sensitivity to the cyclicality of our industry, a fundamental component of our strategy is to increase production of value-added papers and EWP. However, even value-added papers and EWP are susceptible to commodity dynamics.

  Demand

          The overall level of demand for the products we make and distribute, and consequently our financial results, are affected by, among other things, manufacturing activity, construction, employment and consumer spending. Accordingly, we believe that our financial results depend in large part on general macroeconomic conditions in North America, as well as on regional economic conditions in the geographic markets in which we operate. While no single product line drives our overall financial performance, individual product lines are influenced by conditions in their respective industries. For example:

  •
  Historically, demand for uncoated free sheet, like demand for paper products generally, has correlated positively with general economic activity. From 2000 to 2003, demand for uncoated free sheet was negatively impacted by the global economic downturn. The demand for commodity printing grades and pre-printed forms has declined due to the increased use of desktop publishing and on-demand printing.

  •
  Demand for containerboard and corrugated containers depends upon the state of the durable and non-durable goods industries. Demand for containerboard and corrugated containers has been impacted by the migration of the production of durable and non-durable goods overseas, as foreign producers tend to use local packaging suppliers, and is sensitive to movements in foreign currency exchange rates, which affect the cost-competitiveness of foreign manufacturers.

  •
  Demand for newsprint depends upon prevailing levels of newspaper advertising and circulation. Demand for newsprint in North America declined approximately 14% between 2000 and 2003, due in part to the growth of online media as well as substitution by other uncoated groundwood grades.

  •
  Demand for wood products depends on new residential and light commercial construction and residential repair and remodeling activity, which are impacted by demographic trends, interest rate levels, weather and general economic conditions. In recent years, demand for wood products has been strong, due to strong new housing starts, the increasing size of new homes, a robust repair and remodeling market and a recovering light commercial construction market.

  Supply

          Industry supply of commodity paper and wood products is affected by the number of operational or idled facilities, the building of new capacity or the shutting down of existing capacity. Capacity also tends to increase gradually over time without significant capital expenditures, as manufacturers implement production efficiencies. Generally, more capacity is added or employed when supply is tight and margins are relatively high, and capacity is idled or eliminated when supply significantly exceeds demand and margins are poor. Margins tend to decrease with lower capacity utilization because of downward price pressure and because fixed costs attributable to a product are spread across lower volumes.

          New capacity additions are constrained by the high capital investment and long lead times required to plan, permit and build a new mill. In a weak pricing environment, capacity rationalization is typically determined on a mill-by-mill basis. In order to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which can prolong weak pricing environments due to oversupply. Large producers with a mix of high and low cost mills have the financial strength to withstand prolonged market downturns, either operating or idling their higher cost mills based on their expectations of realizing profits from a market recovery. Larger producers have become more disciplined and have responded to the most recent economic decline by rationalizing capacity. From 2000 to 2003, North American uncoated free sheet, containerboard and newsprint capacities have declined by 7%, 3% and 6%, respectively.

  Recent trends

          Improving economic trends have increased demand and, combined with the reduction in uncoated free sheet capacity, have recently led to an improvement in uncoated free sheet prices. According to RISI, the price of 20 lb. copy paper, a benchmark grade of uncoated free sheet, increased from $730 per ton in December 2003 to $840 per ton in December 2004, an increase of 15%. Pricing for building products, especially plywood and lumber, were at or near historical highs during 2004, primarily due to strong new housing starts.

  Sales volume and prices

          Set forth below are our sales volumes and average net selling prices for our principal products within the historical Boise Paper Solutions segment and the manufacturing portion of the Boise Building Solutions segment for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004:

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
Sales volumes:
Boise Paper Solutions (thousands of short tons):
Uncoated free sheet	1,386	1,425	1,396	1,057	1,134
Containerboard	644	654	650	482	484
Newsprint	395	406	416	296	311
Other	157	179	146	111	122

Total	2,582	2,664	2,608	1,946	2,051

Boise Building Solutions (in millions):
LVL (cubic feet)	6.7	7.8	9.8	7.4	9.1
I-joists (equivalent lineal feet)	156	166	200	154	175
Plywood (sq. ft.) (3/8" basis)	1,816	1,788	1,890	1,443	1,321
Lumber (board feet)	398	395	364	277	274
Particleboard (sq. ft.) (3/4" basis)	199	189	153	116	125
Average net selling prices:
Boise Paper Solutions (dollars per short ton):
Uncoated free sheet	$742	$722	$721	$731	$714
Containerboard	374	343	337	343	360
Newsprint	476	363	397	394	431

Boise Building Solutions (dollars per unit):
LVL (100 cubic feet)	$1,504	$1,483	$1,463	$1,446	$1,625
I-joists (1,000 equivalent lineal feet)	895	886	874	864	974
Plywood (1,000 sq. ft.) (3/8" basis)	232	229	267	247	340
Lumber (1,000 board feet)	450	466	431	419	553
Particleboard (1,000 sq. ft.) (3/4" basis)	245	239	236	230	305

  Operating costs

          Our major costs of production are labor, wood fiber, energy and chemicals. The relative importance of these costs varies by segment. Given the significance of raw materials and energy costs to our total operating expenses and our limited ability to control these costs as compared to other operating costs, volatility in these costs can materially affect our margins. In addition, the timing and degree of price cycles of raw materials and energy differ with respect to each type of raw material and energy we use.

          Labor.    Our labor costs tend to increase steadily due to inflation in health care as well as wage costs. However, labor costs are not as volatile as our energy and wood fiber costs. See "Business — Employees."

          Wood fiber.    Our primary raw material is wood fiber, which, in the nine months ended September 30, 2004, accounted for 15% of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties for Boise Paper Solutions and 23% of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties for the manufacturing operations of Boise Building Solutions. Our primary sources of wood fiber are timber and byproducts of timber, such as wood chips, wood shavings and sawdust. Historically, we acquired fiber from the timberlands operations and from outside sources. Since the Timberlands Sale, we have acquired substantially all of our fiber from outside sources, including pursuant to supply agreements with the buyer of the timberlands operations. We convert the wood fibers to pulp at our paper mills. On an aggregate basis, we are able to produce all of our pulp needs, generally purchasing and selling similar amounts on the open market. During 2003, we met 47% of our wood fiber requirements through the timberlands operations and internal wood fiber sources, 42% through private sources and 11% through government sources. During 2002, these percentages were 49%, 39% and 12% and in 2001, they were 44%, 47% and 9%, respectively. Wood fiber is a commodity and prices for wood fiber have historically been cyclical due to changing levels of demand. In addition, timber supply may be limited by fire, insect infestation, disease, ice storms, wind storms, flooding, other weather conditions and other natural and man-made causes. In recent years, declines in the timber supply have been severe enough to cause the closure of numerous facilities in some of the regions in which we operate. Any sustained undersupply and resulting increase in wood fiber prices would increase our operating costs. Our sensitivity to these fluctuations may materially increase due to the Timberlands Sale. Selling prices of our products are not always correlated to wood fiber price increases and therefore we may be unable to adjust the prices for our products to maintain our margins.

          Energy.    Energy prices, particularly for electricity, natural gas and fuel oil, have been volatile in recent years and currently exceed historical averages. During the nine months ended September 30, 2004, energy costs comprised approximately 12% of materials, labor and other operating expenses for Boise Paper Solutions and approximately 3% of materials, labor and other operating expenses for the manufacturing operations of Boise Building Solutions. When energy prices rise, our fuel costs increase, leading to higher costs and lower margins.

          Chemicals.    Important chemicals we use in the production of our products include, among others, precipitated calcium carbonate, sodium chlorate, sodium hydroxide, dyes, resins and adhesives. Purchases of chemicals comprised approximately 9% of materials, labor and other operating expenses for Boise Paper Solutions during the nine months ended September 30, 2004 and approximately 5% of materials, labor and other operating expenses for the manufacturing operations of Boise Building Solutions.

          Raw material and energy purchasing and pricing.    We purchase raw materials and energy used in the manufacture of our products in both open market sales and through long-term requirements contracts. These contracts are generally with regional suppliers, who agree to supply all of our needs for a certain raw material or energy at one of our facilities. These contracts normally contain minimum purchase requirements and are for terms of various length. They also contain price adjustment mechanisms which take into account changes in market prices. Therefore, although our long-term contracts provide us with more stable supplies of raw materials and energy, in many cases they will not alleviate fluctuations in market prices, and our costs will rise if prices for our raw materials or energy rise.

          Our margins are impacted by how much and how quickly we can pass price increases in raw materials and energy through to our customers. Our ability to pass through price increases depends on several factors which vary based on product line. Generally, if energy prices rise, we are not able to pass the incremental cost to customers. However, if wood fiber prices rise, we can generally increase our prices for our products.

Divestitures

          In May 2004, we sold our 47% interest in Voyageur Panel, which owned an oriented strand board, or OSB, plant in Barwick, Ontario, Canada, to Ainsworth Lumber Co. Ltd. for $91.2 million in cash. We recorded a $46.5 million pretax gain in other (income) expense, net in the Boise Building Solutions segment. This item increased net income after tax by $28.4 million for the nine months ended September 30, 2004.

          We had an agreement with Voyageur Panel under which we operated their plant and marketed its product. We have historically accounted for this joint venture under the equity method. Accordingly, our results do not include the joint venture's sales but do include $6.3 million and $4.4 million of equity in earnings during the nine months ended September 30, 2004 and 2003, respectively. For the year ended December 31, 2003, segment results included $8.7 million of equity in earnings, compared with $0.6 million and $1.5 million of equity losses during 2002 and 2001, respectively.

          In February 2004, we sold our plywood and lumber facilities in Yakima, Washington. In connection with the sale, we recorded $7.1 million of costs and a $7.4 million reduction in our estimated LIFO reserve for the nine months ended September 30, 2004. In December 2003, we recorded a $14.7 million pretax charge for the write-down of impaired assets at these facilities after our internal review of the operations and indications of the current market value of such operations.

Results of operations

          The following tables set forth our results of operations in dollars and as a percentage of sales for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004.

          We have not included period-to-period comparisons for net income (loss) or other items below income (loss) from operations, as we believe they are not relevant for an understanding of our business following the Acquisition.

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
	(dollars in millions)
Sales:
Trade	$3,884.6	$3,864.3	$4,217.3	$3,113.8	$3,962.6
Related parties	367.1	412.0	436.4	331.5	436.3

	4,251.7	4,276.3	4,653.7	3,445.3	4,398.9

Costs and expenses:
Materials, labor and other operating expenses	3,633.1	3,653.5	3,982.2	2,962.4	3,713.8
Fiber costs from related parties	104.4	110.8	113.8	79.9	86.4
Depreciation, amortization and depletion	220.9	233.8	229.8	170.8	176.1
Selling and distribution expenses	192.0	203.5	224.4	163.7	190.8
General and administrative expenses	62.8	73.6	69.7	52.2	67.8
Other (income) expense, net	79.7	11.8	32.8	13.4	(32.4)

	4,292.9	4,287.0	4,652.7	3,442.4	4,202.5

Equity in net income (loss) of affiliates	(2.8)	(1.5)	8.7	4.4	6.3

Income (loss) from operations	$(44.0)	$(12.2)	$9.7	$7.3	$202.7

	Year ended December 31,			Nine months ended September 30,
	2001	2002	2003	2003	2004
(percentage of total sales)
Sales:
Trade	91.4%	90.4%	90.6%	90.4%	90.1%
Related parties	8.6	9.6	9.4	9.6	9.9

	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Materials, labor and other operating expenses	85.5%	85.4%	85.6%	86.0%	84.4%
Fiber costs from related parties	2.5	2.6	2.4	2.3	2.0
Depreciation, amortization and depletion	5.2	5.5	4.9	5.0	4.0
Selling and distribution expenses	4.5	4.8	4.8	4.7	4.3
General and administrative expenses	1.5	1.7	1.5	1.5	1.5
Other (income) expense, net	1.8	0.3	0.8	0.4	(0.7)

	101.0%	100.3%	100.0%	99.9%	95.5%

Equity in net income (loss) of affiliates	(0.0)	(0.0)	0.2	0.1	0.1

Income (loss) from operations	(1.0)%	(0.3)%	0.2%	0.2%	4.6%

        Nine months ended September 30, 2004 compared with nine months ended
    September 30, 2003

          Sales.    Total sales increased by $953.6 million, or 28%, to $4.4 billion for the nine months ended September 30, 2004 from $3.4 billion for the nine months ended September 30, 2003. Total sales increased primarily because of an increase in sales in Boise Building Solutions and, to a lesser extent, increased sales in Boise Paper Solutions. Boise Paper Solutions sales increased 7% because of increased prices and sales volume. Boise Building Solutions sales increased 41% primarily due to higher product prices.

          Boise Paper Solutions.    Sales increased by $100.1 million, or 7%, to $1.5 billion for the nine months ended September 30, 2004 from $1.4 billion for the nine months ended September 30, 2003, primarily because of a 5% increase in sales volumes. During the nine months ended September 30, 2004, sales volumes were up in all of our product categories except market pulp. As evidence of strengthening markets and the addition of sales to OfficeMax's retail operations, we experienced less market-related down time during the nine months ended September 30, 2004 than in the comparable period in 2003. We had 50,000 tons of market-related down time during the nine months ended September 30, 2004 compared with 139,000 tons during the nine months ended September 30, 2003, primarily due to a 20% increase in cut-size office paper sold through OfficeMax. During the nine months ended September 30, 2004, average prices for uncoated free sheet decreased 2% and containerboard increased 5%, as compared to the prior period in 2003. Average newsprint prices in the nine months ended September 30, 2004 increased $37 per ton, or 9%, compared with the nine months ended September 30, 2003.

          We increased sales of value-added papers produced on our smaller machines during the nine months ended September 30, 2004. Sales volumes for value-added grades were up 12% during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The greatest areas of growth in these grades were label and release papers and specialty base stocks, whose volume increased 42% on an annualized basis. Value-added grades generally have higher unit costs than commodity grades but also have higher net sales prices and profit margins.

Overall, the average net selling price of our specialty grades during the nine months ended September 30, 2004, was $186 per ton higher than the average net selling price of our uncoated commodity grades.

          Boise Building Solutions.    Building materials distribution sales increased by $720.0 million, or 48%, to $2.2 billion in the nine months ended September 30, 2004 from $1.5 billion for the nine months ended September 30, 2003. This increase was due to strong pricing and increased unit sales volume due to strong demand in the building sector. Building products manufacturing net external sales increased from $578.2 million for the nine months ended September 30, 2003 by $138.7 million, or approximately 24%, to $710.0 million for the nine months ended September 30, 2004. Net external sales are gross sales less sales to our building materials distribution business and paper segment. Sales of EWP increased 36% during the nine months ended September 30, 2004 as compared to the prior period in 2003, also due to strong pricing and increased sales volume. As a result of increased demand from new residential construction and lower interest rates, average plywood prices rose 38% to $340 per 1,000 square feet for the nine months ended September 30, 2004 and average lumber prices increased 30% in the nine months ended September 30, 2004 as compared to the prior period in 2003. At the same time, unit sales volume for plywood and lumber declined in the nine months ended September 30, 2004 as compared to the prior period in 2003 because of the sale of our Yakima, Washington facilities in February 2004. The sale of our Yakima plywood and lumber facilities did not have a material impact on our financial position or results of operations.

          Costs and expenses.    Materials, labor and other operating expenses increased $751.4 million, or 25%, to $3.7 billion in the nine months ended September 30, 2004 from $3.0 billion for the nine months ended September 30, 2003. As a percentage of sales, materials, labor and other operating expenses decreased 2% to 84% for the nine months ended September 30, 2004 from 86% for the nine months ended September 30, 2003. The percentage decrease was primarily attributable to increased sales in Boise Building Solutions.

          Selling and distribution expenses increased $27.2 million, or 17%, to $190.8 million in the nine months ended September 30, 2004 from $163.7 million for the nine months ended September 30, 2003. As a percentage of sales, selling and distribution expenses decreased 0.5%, to 4.3% for the nine months ended September 30, 2004 from 4.7% for the nine months ended September 30, 2003. This percentage decrease was primarily attributable to higher sales due to increased sales in Boise Building Solutions.

          General and administrative expenses increased by $15.6 million, or 30%, to $67.8 million in the nine months ended September 30, 2004 from $52.2 million for the nine months ended September 30, 2003, due primarily to increased benefit costs. As a percentage of sales, general and administrative expenses for the nine months ended September 30, 2004 remained flat compared with the same period in the prior year, despite higher benefit-related costs.

          Other (income) expense, net, increased $45.8 million to $32.4 million of income in the nine months ended September 30, 2004, from $13.4 million of expense in the nine months ended September 30, 2003. In the nine months ended September 30, 2004, "Other (income) expense, net" included the $46.5 million pretax gain for the sale of our 47% interest in Voyageur Panel to Ainsworth Lumber Co. Ltd. for $91.2 million in cash. We recorded the pretax gain in "Other (income) expense, net" in our Boise Building Solutions segment. This item increased net income after taxes $28.4 million for the nine months ended September 30, 2004. This gain was offset by $7.1 million of expenses related to the sale of our Yakima, Washington, plywood and lumber facilities and other miscellaneous income and expense items.

          During the nine months ended September 30, 2003, "Other (income) expense, net" included $3.6 million of costs associated with the September 2003 early termination of an operating lease used in connection with our paper business, $5.6 million for the write-down of miscellaneous assets, a $2.4 million loss on sale of assets and other miscellaneous income and expense items.

          Equity in net income of affiliates.    Equity in net income of affiliates increased by $1.9 million to $6.3 million for the nine months ended September 30, 2004 from $4.4 million for the nine months ended September 30, 2003. The variance was due to increased equity in earnings of Voyageur Panel, in which we had a 47% interest that we accounted for under the equity method. The increased equity in earnings of Voyageur Panel resulted from higher OSB prices in the nine months ended September 30, 2004.

          Income (loss) from operations.    Income from operations increased $195.4 million to $202.7 million in the nine months ended September 30, 2004 compared with $7.3 million during the nine months ended September 30, 2003.

          The increase in third quarter 2004 resulted from increased income from operations in Boise Building Solutions due to strong product prices and increased income in our paper segment as a result of increased unit sales volumes and product prices. Partially offsetting the income recorded in our paper segment were $1.8 million of costs and/or lost income due to mill damage and lost production at our paper mill in Jackson, Alabama, related to disruption from hurricanes in the southeastern United States and increased unit manufacturing costs.

        2003 compared with 2002

          Sales.    Total sales increased by $377.5 million, or 9%, to $4.7 billion in 2003 from $4.3 billion in 2002. The increase was due to an increase in sales by our Boise Building Solutions segment, offset by a slight decline in Boise Paper Solutions sales. Boise Paper Solutions sales decreased 1% primarily because of a decrease in sales volume. Boise Building Solutions sales increased 16% because of higher plywood prices, increased building products distribution sales (due to increased commodity prices and volume) and increased EWP sales (due primarily to increased volume).

          Boise Paper Solutions.    Sales decreased by $25.2 million, or 1%, to $1.85 billion in 2003 from $1.88 billion in 2002, primarily because weak demand led to a 2% decrease in sales volume. Overall sales volume decreased despite a 4% increase in 2003 in the volume of our cut-size office paper sold through OfficeMax. Weak demand throughout the year led to market-related down time of nearly 200,000 tons in 2003, up 38% from the amount taken in 2002. Most of the down time was taken in uncoated free sheet. Average prices rose only 1% in 2003 as compared to 2002. Higher average newsprint prices were partially offset by lower containerboard prices.

          In 2003, we increased production of value-added papers on our smaller machines by 5% to approximately 345,000 tons. The increased sales volume of value-added papers resulted primarily from increased focus on new product development and improved customer service programs. Overall, the average net selling price of the value-added grades we sold in 2003 was $181 per ton higher than the average net selling price of our uncoated commodity grades.

          Boise Building Solutions.    Sales increased by $403.2 million, or 16%, to $2.9 billion in 2003 from $2.5 billion in 2002. This increase was due to a strong building season beginning late in the second quarter of 2003 and continuing through the first two months of fourth quarter 2003 after a slow start due to wet weather, particularly in the eastern U.S. Building products manufacturing net external sales increased by $51.5 million, or approximately 7%, to $824.0 million in 2003. Net external sales are gross sales less sales to our building products distribution business. Sales of EWP increased 20% in 2003 as compared to 2002 due to increased sales volume. Building products distribution sales increased 21% in 2003 as compared to 2002 due to strong pricing coupled with an 11% increase in unit sales volume. As a result of increased demand from housing construction, prices for our major grades of structural panels reached record levels in 2003.

Average plywood prices and sales volume increased 17% and 6%, respectively, in 2003 as compared to 2002. In contrast, average prices and volumes for our lumber products, which are mostly ponderosa pine, declined 8% in 2003 as compared to 2002, due to an unfavorable balance of supply and demand during the first half of 2003. Lumber prices began to recover late in 2003.

          Costs and expenses.    Materials, labor and other operating expenses increased by $328.7 million, or 9%, to $4.0 billion for 2003 from $3.7 billion in 2002, as a result of increased unit manufacturing costs in Boise Paper Solutions resulting from higher wood fiber, chemical and pension costs, partially offset by favorable wood fiber costs in Boise Building Solutions. As a percentage of sales, materials, labor and other operating expenses increased to 85.6% for 2003 from 85.4% for 2002.

          Selling and distribution expenses increased by $20.8 million, or 10%, to $224.4 million for 2003 from $203.5 million in 2002. As a percentage of sales, selling and distribution expenses in 2003 were relatively consistent with 2002, despite higher pension, healthcare and benefit expenses.

          General and administrative expenses decreased by $3.9 million, or 5%, to $69.7 million for 2003 from $73.6 million in 2002. As a percentage of sales, general and administrative expenses decreased to 1.5% in 2003 from 1.7% in 2002 due to improved cost controls, despite higher pension, healthcare and benefit expenses.

          Other (income) expense, net increased by $21.0 million, or 177%, to $32.8 million of expense in 2003 from $11.8 million of expense in 2002. In 2003, other (income) expense, net included a $14.7 million pretax charge for the write-down of impaired assets at our plywood and lumber operations in Yakima, Washington, a $3.6 million loss on the termination of a cottonwood fiber farm lease, a $10.3 million loss on the sale and write-down of assets and other miscellaneous income and expense items.

          Equity in net income (loss) of affiliates.    Equity in net income (loss) of affiliates increased by $10.2 million to $8.7 million of income in 2003 from a $1.5 million loss in 2002.

          Income (loss) from operations.    Income (loss) from operations increased by $21.9 million to $9.7 million in 2003 from a $12.2 million loss in 2002. The increase in 2003 was a result of increased plywood prices, increased building materials distribution sales, increased equity in earnings and favorable wood fiber costs in building products manufacturing, offset by the pretax charge for the write-down of impaired assets at our plywood and lumber operations in Yakima, Washington, and operating losses at Boise Paper Solutions.

        2002 compared with 2001

          Sales.    Total sales increased by $24.6 million, or 1%, to $4.3 billion in 2002. This increase was due to an increase in sales by our Boise Building Solutions segment, offset by a slight decrease in sales by Boise Paper Solutions. Boise Building Solutions sales increased 3%, primarily because of stronger sales in EWP and building materials distribution, while Boise Paper Solutions sales decreased 3% because of lower product prices.

          Boise Paper Solutions.    Sales decreased by $64.7 million, or 3%, to $1.9 billion in 2002. Despite decreased demand in the industry, the strong integration of our paper business with OfficeMax contributed to a 3% increase in Boise Paper Solutions unit sales volume. In 2002, we sold 544,000 tons of our paper through OfficeMax's office products business, an increase of 16% from 2001. In 2002, about 38% of our total uncoated free sheet paper, including about 74% of our cut-size office papers, was sold through OfficeMax. In 2002, average paper prices declined $38 per ton, or 6%, as compared with 2001. Uncoated free sheet prices declined 3%, containerboard prices declined 8% and newsprint prices declined 24%. Low demand in a recessionary economy contributed to these price declines.

          In 2002, we also increased sales of value-added papers produced on our smaller machines. Sales volume increased 6% in 2002 to about 330,000 tons primarily due to the reorganization of our printing and converting business which brought more expertise and sales experience to our marketing efforts. Specialty grades produced on our smaller paper machines accounted for 23% of our uncoated free sheet sales volume in 2002. Overall, the average net selling price of the value-added grades we sold in 2002 was $179 per ton higher than the average net selling price of our uncoated commodity grades.

          Boise Building Solutions.    Sales increased by $81.2 million, or 3%, to $2.5 billion in 2002 from $2.4 billion in 2001. This increase was due to an 11% increase in EWP sales and a 6% increase in building materials distribution sales (due to an increase in unit sales volume). Building products manufacturing net external sales decreased by $18.5 million, or approximately 2%, to $772.5 million for 2002. A decline in plywood sales was partially offset by sales growth of 11% in 2002 in EWP and 6% in building materials distribution (due to an increase in unit sales volume). Plywood unit sales volumes and selling prices decreased 2% and 1%, respectively, while particleboard unit sales volumes and selling prices decreased 5% and 2%, respectively. These price declines resulted in part from excess market supply of plywood and decreased demand for particleboard in 2002 as compared with 2001. Additionally, plywood sales volumes declined due to the closure of our Idaho plywood and lumber facilities in 2001. Average prices for our mix of lumber products, which are mostly ponderosa pine, increased 4% in 2002, while sales volumes decreased 1%. Consistent with the decline in plywood, lumber sales volumes declined due to the closure of our Idaho facilities.

          Costs and expenses.    Materials, labor and other operating expenses increased by $20.4 million, or 1%, to $3.7 billion in 2002 from $3.6 billion in 2001. As a percentage of sales, materials, labor and other operating expenses decreased to 85.4% in 2002 from 85.5% in 2001, because of lower manufacturing costs in our paper business and favorable wood fiber and manufacturing costs in building products manufacturing, partially offset by lower paper prices in Boise Paper Solutions.

          Selling and distribution expense increased by $11.5 million, or 6%, to $203.5 million in 2002 from $192.0 million in 2001. As a percentage of sales, selling and distribution expenses increased to 4.8% in 2002 from 4.5% in 2001, due to increased compensation and benefits costs.

          General and administrative expenses increased by $10.8 million, or 17%, to $73.6 million in 2002 from $62.8 million in 2001. As a percentage of sales, general and administrative expenses increased to 1.7% in 2002 from 1.5% in 2001, due to higher compensation and benefits costs.

          Other (income) expense, net decreased by $67.9 million to $11.8 million of expense in 2002 from $79.7 million of expense in 2001. In 2001 other (income) expense, net included a pretax charge of $54.0 million related to the closures of our plywood and lumber operations in Idaho. We also recorded a $10.9 million pretax non cash charge to accrue for a one-time liability related to postretirement benefits for certain of our hourly paper workers.

          Equity in net loss of affiliates.    Equity in net loss of affiliates decreased $1.4 million, or 48%, to a $1.5 million loss in 2002 from a $2.8 million loss in 2001.

          Income (loss) from operations.    Our loss from operations decreased by $31.8 million, or 72%, to a loss of $12.2 million in 2002 from a $44.0 million loss in 2001, primarily due to a pretax charge of $54.0 million related to the closure of our Idaho plywood and lumber operations and the write-off of our investment in Chile. Excluding these closures, our income from operations decreased $27.2 million, which was due primarily to decreased income in our paper segment, primarily due to lower paper prices.

  2001 restructuring activities

          In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, primarily due to the significant decline in federal timber offered for sale. We completed these closures in second quarter 2001 and 373 positions were eliminated. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. For the year ended December 31, 2001, sales for our Idaho operations were $62.2 million, and our operating loss was $7.3 million.

          In addition, in first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million. We recorded both of these charges in other (income) expense, net for the year ended December 31, 2001.

          We recorded asset write-downs for plant and equipment at the closed Idaho plywood and lumber facilities and the write-off of our equity investment in and related receivables from the joint venture in Chile. Employee-related costs included pension curtailment costs arising from the shutdowns of the Idaho facilities and severance costs. We recorded other exit costs, including tear-down and environmental cleanup costs related to the Idaho facilities and reserves for contractual obligations with no future benefit. These restructuring reserve liabilities were included in accrued liabilities, other in our balance sheet. In 2003, we reclassified $2.3 million of reserves established for environmental cleanup costs at the Idaho facilities to other long-term liabilities in our balance sheet. The remaining environmental cleanup is expected to take seven years, after which post-closing monitoring will be ongoing.

          Restructuring reserve liability account activity related to these 2001 charges is as follows:

	Asset write- downs	Employee- related costs	Other exit costs	Total
	(dollars in millions)
2001 expense recorded	$21.3	$15.0	$22.6	$58.9
Assets written down	(21.3)	—	—	(21.3)
Pension liabilities recorded	—	(9.6)	—	(9.6)
Charges against reserve	—	(5.0)	(10.1)	(15.1)

Restructuring reserve at December 31, 2001	—	0.4	12.5	12.9
Proceeds from sales of assets	—	—	1.5	1.5
Charges against reserve	—	(0.4)	(7.4)	(7.8)

Restructuring reserve at December 31, 2002	—	—	6.6	6.6
Charges against reserve	—	—	(3.8)	(3.8)
Reclassified to other long-term liabilities	—	—	(2.3)	(2.3)
Reserves credited to income	—	—	(0.5)	(0.5)

Restructuring reserve at December 31, 2003	$—	$—	$—	$—

Liquidity and Capital Resources

  Operating Activities

          For the nine months ended September 30, 2004, our operations used $50.9 million in cash, compared with $100.1 million provided in the same period in 2003. For the nine months ended September 30, 2004, items included in net income (loss) provided $213.9 million of cash, and unfavorable changes in working capital items used $264.8 million. For the nine months ended September 30, 2003, items included in net income (loss) provided $141.2 million of cash, and unfavorable changes in working capital items used $41.1 million. The primary difference between the periods was a significant change in receivables as a result of OfficeMax no longer selling receivables related to its forest products business during the third quarter of 2004.

          Our operating activities generated $219.3 million, $160.2 million and $225.8 million of cash flow in 2003, 2002 and 2001, respectively. In 2003, items included in net income provided $199.6 million of cash and favorable changes in working capital items provided $19.7 million of cash from operations. In 2002, items included in net income provided $182.4 million of cash and changes in working capital items used $22.2 million of cash from operations. Net income items provided $185.8 million of cash in 2001 and favorable changes in working capital items provided $40.0 million of cash from operations.

          During the periods presented, we participated in OfficeMax's receivable sales program. Under the sales program, OfficeMax sold fractional ownership interests in a defined pool of trade accounts receivable. During third quarter 2004, in anticipation of the Acquisition, OfficeMax stopped selling the receivables related to these businesses. At September 30, 2004, no accounts receivable were excluded from receivables on our balance sheets, compared with $148.8 million at December 31, 2003. The decrease of $148.8 million in sold accounts receivable at September 30, 2004, compared with the amount at December 31, 2003, used cash from operations for the nine months ended September 30, 2004.

  Investment Activities

          Cash used for investment activities was $19.8 million for the nine months ended September 30, 2004, compared with $124.7 million used for investment activities during the same period in 2003. Cash expenditures of $121.9 million for property and equipment and fiber farms for the nine months ended September 30, 2004, were offset by $103.2 million of proceeds from the sale of our Yakima, Washington, facilities in February 2004 and the sale of Voyageur Panel in May 2004. During the nine months ended September 30, 2003, cash expenditures for property and equipment and fiber farms totaled $126.3 million. In both periods, our property and equipment expenditures included facility improvements, facility and equipment modernization, energy and cost-saving projects and environmental compliance.

          Our cash investing activities used $192.6 million in 2003, $146.2 million in 2002 and $244.7 million in 2001. Of the 2003 amount, $175.1 million was attributable to capital investment. In all three years, capital expenditures consisted primarily of facility and equipment modernization, energy and cost-saving projects and environmental compliance.

          Details of 2003 capital investment by segment are as follows:

	Acquisition/ expansion	Quality/ efficiency(1)	Maintenance, environmental, and other	Total
	(dollars in millions)
Boise Paper Solutions	$4	$17	$100	$121
Boise Building Solutions	13	3	31	47
Corporate and Other	—	—	7	7

Total	$17	$20	$138	$175

(1)
Quality and efficiency projects include quality improvements, modernization, energy and cost-saving projects.

          Historically, our principal source of liquidity in excess of that provided by cash flow generated from operations was borrowings from OfficeMax. Since our financing activities have been represented historically by borrowings from OfficeMax, our historical financing activities are not relevant to our ongoing operations.

  Historical Contractual Obligations

          The table below sets forth our contractual obligations as of September 30, 2004. Some of the figures we include in this table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the amounts we will actually pay in future periods may vary from those reflected in the table.

	Payments Due by Period
	Remainder of 2004	2005- 2006	2007- 2008	Thereafter	Total
Short-term borrowings(1)	$220.7	$21.3	$—	$—	$242.0
Long-term debt, including current portion(1)	21.7	337.1	100.8	624.2	1,083.8
Operating leases(2)	3.0	22.0	16.1	32.9	74.0
Purchase obligations(3)	38.0	161.9	31.2	1.9	233.0
Other long-term liabilities reflected on our balance sheet(4)	11.9	59.9	44.7	81.1	197.6

	$295.3	$602.2	$192.8	$740.1	$1,830.4

(1)
OfficeMax allocated debt to us based on our average asset balance at September 30, 2004. Management believes the allocation of debt is a reasonable reflection of our debt position.

(2)
We enter into operating leases in the normal course of business. We lease our property and equipment under operating leases. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements.

(3)
Purchase obligations include obligations for raw materials, utilities, capital spending and other. These obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business and timber availability.

(4)
Other long-term liabilities recorded on our balance sheet primarily reflect the liabilities OfficeMax allocated to us for deferred compensation and postretirement healthcare benefits.

In addition to the enforceable and legally binding obligations quantified in the table above, we have other obligations for goods and services and raw materials entered into in the normal course of business.

  Post-Acquisition

          Our primary source of liquidity for our business is cash flow generated from operations and borrowing capacity available under our revolving credit facility. We expect that our primary liquidity requirements will be debt service, dividend payments, working capital and capital expenditures.

          We expect our capital investments in 2004 to be $174 million. We expect our capital investments in 2005 to be approximately $180 million. Our capital spending in 2005 will be for quality and efficiency projects, replacement projects and ongoing environmental compliance. Of this amount, we expect to spend approximately $18 million for environmental compliance and approximately $98 million for routine maintenance capital and other projects.

          As of September 30, 2004, on a pro forma basis giving effect to (1) the Acquisition, (2) the receipt and application of proceeds from Boise Land & Timber Corp. in connection with the Timberlands Sale, (3) our conversion to a corporation and the related           -for-           stock split and (4) the completion of this offering and the application of the net proceeds, we would have had $1.6 billion in aggregate indebtedness outstanding, with an additional $294.2 million of borrowing capacity available under our revolving credit facility, net of $65.8 million of outstanding and undrawn letters of credit. Our liquidity requirements are significant, primarily due to debt service requirements and the cyclicality of our business.

          Our senior credit facilities include a $1,330.0 million tranche B term loan maturing in October 2011 and a revolving credit facility with a principal amount of up to $400.0 million, which is available for general corporate purposes, subject to conditions, and matures in October 2010. On a pro forma basis giving effect to the Acquisition and the Timberlands Sale, we would have had $962.5 million outstanding under the senior credit facilities as of September 30, 2004 (excluding unused availabilities under our revolving credit facility and outstanding and undrawn letters of credit). Borrowings under our senior credit facilities bear interest at floating rates. In addition, we have outstanding $250.0 million of senior floating rate notes due 2012 and $400.0 million of 7 1/8% senior subordinated notes due 2014.

          Our obligations under our senior credit facilities and senior floating rate notes expose us to changes in short-term interest rates, since the interest rates on this debt are variable. On November 3, 2004, we entered into four interest rate swaps with a total notional amount of $550 million to hedge our exposure to floating rate interest rate risks associated with our tranche B term loan. The swaps on $300 million of our tranche B term loan were fixed at an average pay rate of 3.3% per annum (plus an applicable premium) and expire in December 2007, while the swaps on $250 million of the loan were fixed at an average pay rate of 3.5% per annum (plus an applicable premium) and expire in December 2008. We also entered into two interest rate swaps with a pay rate of 3.7% per annum (plus an applicable premium) and an aggregate notional amount of $250 million to hedge our exposure to floating rate interest rate risks associated with our senior floating rate notes. The swaps expire in October 2009. All of the swaps were designated as cash flow hedges. Accordingly, changes in the fair value of the swaps, net of taxes, will be recorded in "Accumulated other comprehensive income (loss)" on our balance sheet. These swaps are effective in hedging the changes in the fair value of the hedged items.

          We believe that funds generated from operations and available borrowing capacity will be adequate to fund debt service requirements, capital expenditures, working capital requirements and planned dividend payments for the next 12 months. Our ability to continue to fund these items may be affected by general economic, financial, competitive, legislative and regulatory factors.

          We believe that our current financial position and financing plans will provide flexibility in financing activities and permit us to respond to changing conditions in credit markets. We cannot assure, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

  Post-Acquisition Contractual Obligations

          The table below sets forth our contractual obligations on a pro forma, as adjusted, basis giving effect to (1) the Acquisition, (2) the receipt and application of proceeds from Boise Land &

Timber Corp. in connection with the Timberlands Sale and (3) this offering and the application of the net proceeds received:

	Payments Due by Period
	Remainder of 2004	2005- 2006	2007- 2008	Thereafter	Total
Long-term debt, including current portion(1)	$—	$—	$—	$1,612.5	$1,612.5
Operating leases	3.0	22.0	16.1	32.9	74.0
Purchase obligations(2)	38.0	383.1	223.4	555.2	1,199.7
Other long-term liabilities reflected on our balance sheet(3)	—	8.3	12.5	136.7	157.5

	$41.0	$413.4	$252.0	$2,337.3	$3,043.7

(1)
The repayment of debt associated with Timberlands Sale was applied toward payments due in the next five years.

(2)
In connection with the Timberlands Sale, we entered into supply agreements for the purchase of a substantial portion of our wood fiber needs. Under these supply agreements, we have the right to cancel or reduce our commitment in the event of a mill curtailment or shutdown. The price for each of the contracts is set quarterly or semiannually based on regional market prices. Estimates are based on first quarter 2005 pricing.

(3)
Other liabilities primarily reflect pension liabilities.

In addition, pursuant to an additional consideration agreement between us and OfficeMax, we may be required to make substantial cash payments to, or receive substantial cash payments from, OfficeMax. Under the additional consideration agreement, the purchase price may be adjusted upward or downward based on paper prices during the six years following the closing date of the Acquisition. Over that period, we could pay OfficeMax a maximum annual amount of $45 million, subject to a maximum aggregate cap of $125 million, during the life of the contract, or OfficeMax could pay us a maximum annual amount of $45 million, subject to a maximum aggregate cap of $125 million during the life of the contract, in each case net of payments received.

  Off-Balance-Sheet Activities and Guarantees

          We have historically participated in OfficeMax's receivable sales program. During the third quarter of 2004, in anticipation of the Acquisition, OfficeMax stopped selling receivables related to our business.

          Note 18, Commitments and Guarantees, in the Notes to Boise Forest Products Operations Financial Statements included in this prospectus describes the nature of our guarantees, including the approximate terms of the guarantees, how the guarantees arose, the events or circumstances that would require us to perform under the guarantees and the maximum potential undiscounted amounts of future payments we could be required to make.

          Some of our domestic subsidiaries are parties to a Credit Agreement dated as of October 29, 2004, with JPMorgan Chase Bank, N.A. as administrative agent, Lehman Commercial Paper Inc., as syndication agent and certain lenders named therein, and a related Guarantee and Collateral Agreement dated as of the same date. Under the Credit Agreement, Boise Cascade, L.L.C., our wholly owned direct subsidiary, is the borrower of a tranche B term loan in the amount of $1,330.0 million and a $400.0 million revolving credit facility, which was undrawn as of December 31, 2004. These loans are guaranteed by us and our domestic subsidiaries.

          Boise Cascade L.L.C. and its wholly owned subsidiary, Boise Cascade Finance Corporation, have jointly issued $250.0 million of senior floating rate notes due October 15, 2012 and $400.0 million of 7 1/8% senior subordinated notes due October 15, 2014. The senior notes are guaranteed on a senior basis and the subordinated notes on a subordinated basis by us and our domestic subsidiaries other than Boise Cascade, L.L.C. and Boise Cascade Finance Corporation.

          Boise Cascade, L.L.C. guarantees the obligations and performance of its wholly owned subsidiary Boise Cascade do Brasil Ltda. under the terms of timber and stumpage purchase agreements in Brazil. These agreements extend through 2014. Boise Cascade L.L.C.'s exposure is effectively limited to the loss of its investment, which was approximately $29.7 million at December 31, 2003.

          Boise Cascade, L.L.C. has issued guarantees to trade creditors of one or more of its principal operating subsidiaries, Boise Building Solutions Manufacturing, L.L.C., Boise Building Solutions Distribution, L.L.C., Boise Paper, L.L.C., and Boise Packaging & Newsprint, L.L.C., for obligations arising in the ordinary course of the business of such operating subsidiaries.

          Boise Cascade, L.L.C. provides credit support for its principal operating subsidiaries in the form of reimbursement or indemnity obligations to the issuers of surety bonds and standby letters of credit supporting obligations of its operating subsidiaries arising in the ordinary course of business to suppliers of goods and services and to government entities regulating such subsidiaries' environmental obligations.

          We have agreed to indemnify the purchaser of the timberlands operations pursuant to the purchase agreement relating to the Timberlands Sale. See "— Effects of Recent Transactions — Effect of Timberlands Sale."

Critical Accounting Estimates

          Critical accounting estimates are those that are most important to the portrayal of our financial condition and results. These estimates require management's most difficult, subjective or complex judgments, often as a result of the need to estimate matters that are inherently uncertain. Our current critical accounting estimates are as follows:

  Purchase Price Allocation

          On October 29, 2004, we acquired our paper and forest products businesses from OfficeMax. We will account for the Acquisition under the purchase method of accounting in accordance with SFAS No. 141, Business Combinations, and allocate the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The determination of the values of the assets acquired and liabilities assumed, as well as associated asset useful lives, will require management to make estimates. The estimated fair values presented in the unaudited pro forma financial statements are preliminary and will be derived through consideration and application of standard valuation approaches and techniques. We will use third party valuation professionals to aid us in determining the fair value of assets acquired and liabilities assumed. The third party valuation is not complete. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma data included in this prospectus.

          Liabilities subjective in nature primarily include estimates of costs to restructure the operations of the acquired assets. We have not completed our restructuring plans. In accordance with the provision of Emerging Issues Task Force (EITF) 95-3, Recognition of Liabilities in Connection With a Purchase Business Combination, restructuring activities in connection with the Acquisition will increase goodwill. We have one year from the acquisition date to develop our restructuring plans and adjust for changes in estimates of the fair value of assets acquired and liabilities assumed.

          The purchase price may also be adjusted upward or downward based on paper sales prices during the six years following the closing date pursuant to the additional consideration agreement. Over that period, we could pay OfficeMax a maximum aggregate amount of $125.0 million or OfficeMax could pay us a maximum aggregate amount of $125.0 million, in each case net of payments received. The pro forma calculation of the purchase price does not include the effect, if any, of these potential adjustments.

          Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the assets acquired and liabilities assumed, both the precision and reliability of the resulting estimates are subject to uncertainty.

  Pensions

          Most of our employees, along with the other employees of OfficeMax, participated in OfficeMax's defined benefit pension plans prior to the Acquisition. Historically, we have treated participants in OfficeMax's plans as participants in multiemployer plans. Accordingly, we have not reflected any assets or liabilities related to our defined benefit pension plans in our balance sheets. We did, however, incur costs associated with our employees who participated in OfficeMax's plans in our statements of income (loss). During the nine months ended September 30, 2004 and 2003, we incurred $54.7 million and $38.7 million of pension expense. In connection with the Acquisition, OfficeMax transferred the portion of the pension plans that was attributable to employees who became employed by us following the Acquisition. OfficeMax transferred sufficient assets to fund our accumulated benefit obligation at a 6.25% discount rate. Following the Acquisition, our balance sheet reflects an unfunded net projected benefit obligation of $111 million, assuming a discount rate of 5.75% and a 4.25% rate of compensation increase. As of October 29, 2004, the transferred projected pension benefit obligations were $532 million and the transferred pension assets were $421 million. OfficeMax retained all pension and post-retirement benefits costs related to terminated vested employees and retirees under the terms of the Acquisition. As a result, we expect that our annual pension expense will be less than amounts included in the historical financial statements included in this prospectus. Assuming a 5.75% discount rate, a 4.25% rate of compensation increase, and a 7.25% expected return on plan assets, we estimate that our 2005 pension expense will be approximately $29 million. We do not expect to be required to make any contributions to our pension plans in 2005. However, we may make voluntary contributions.

          We account for pension expense in accordance with SFAS No. 87, Employer's Accounting for Pensions. This statement requires us to calculate pension expense using actuarial assumptions, including a discount rate assumption and a long-term asset return assumption. We base our discount rate assumption on the rates of return on high-quality bonds currently available and expected to be available during the period to maturity of the pension benefits. We base our long-term asset return assumption on the average rate of earnings expected on invested funds. We believe that the accounting estimate related to pensions is a critical accounting estimate because it is highly susceptible to change from period to period, based on the performance of plan assets, actuarial valuations and changes in interest rates, and the effect on our financial position and results of operations could be material. The estimate for pensions is a critical accounting estimate for all of our segments.

  Long-Lived Asset Impairment

          We account for the impairment of long-lived assets in all of our segments in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment of a long-lived asset exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations. We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

          Long-lived asset impairment is a critical accounting estimate, as it is susceptible to change from period to period. To estimate whether the carrying value of an asset or asset group is impaired, we estimate the cash flows that could be generated under a range of possible outcomes, and we estimate the likelihood of possible outcomes. To measure future cash flows, we are required to make assumptions about future production volumes, future product pricing and future expenses to be incurred. In addition, estimates of future cash flows may change based on the availability of timber, environmental requirements, capital spending and other strategic management decisions. We estimate the fair value of an asset or asset group based on quoted market prices (the amount for which the asset(s) could be bought or sold in a current transaction with a third party) when available. When quoted market prices are not available, we use a discounted cash flow model to estimate fair value.

          Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets and the effects of changes in circumstances (timber availability, environmental requirements, capital spending and other management decisions) on these valuations, both the precision and reliability of our estimates are subject to uncertainty. As additional information becomes known, we may change our estimates.

  Environmental Remediation

          We account for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants Statement of Position 96-1. We record liabilities on an undiscounted basis when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. We estimate our environmental liabilities based on various assumptions and judgments, as we cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties or the amount of time necessary to complete any remediation. In making these judgments and assumptions, we consider, among other things, the activity to date at particular sites, information obtained through consultation with applicable regulatory authorities and third-party consultants and contractors and our historical experience at other sites that are judged to be comparable. Due to the number of uncertainties and variables associated with these assumptions and judgments and the effects of changes in governmental regulation and environmental technologies, the precision of the resulting estimates of the related liabilities is subject to uncertainty. We regularly monitor our estimated exposure to our environmental liabilities. As additional information becomes known, our estimates may change.

          Effective January 1, 2003, we adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way we account for landfill closure costs. This statement requires us to record an asset and a liability (discounted) for the estimated fair value of closure and closed-site monitoring costs when the liabilities are incurred and to depreciate the asset over the landfill's expected useful life. Previously, we accrued for the closure costs over the life of the landfill and expensed monitoring costs as incurred. Effective January 1, 2003, we recorded a one-time after-tax charge of $4.1 million as a cumulative-effect adjustment for the difference between the amounts recognized in our financial statements prior to the adoption of this statement and the amount recognized after adopting the provisions of SFAS No. 143.

Inflationary and Seasonal Influences

          We believe inflation has not had a material effect on our financial condition or results of operations. However, there can be no assurance that we will not be affected by inflation in the future. Seasonal changes in levels of building activity affect our building products businesses, and we typically have higher sales and working capital in the second and third quarters. In addition, cold weather may affect our operating costs (including energy) at our manufacturing facilities.

Environmental Compliance

          We incur substantial capital and operating expenditures to comply with federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations could result in civil or criminal fines or penalties or in enforcement actions. Our failure to comply could also result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures, install additional pollution control equipment or take other remedial actions. We anticipate capital and operational expenditures of approximately $11 million in 2004 and approximately $18 million in 2005 to comply with environmental requirements. We anticipate spending similar or greater amounts in the years ahead.

          On July 30, 2004, the U.S. Environmental Protection Agency, or the EPA, promulgated rules regulating toxic air emissions from wood panel plants. A second rule regulating toxic air emissions from industrial boilers at wood products plants and paper mills was promulgated on September 13, 2004. We are currently evaluating the rules and the amount of capital spending that will be required to comply with the rules and expect such capital spending to range from $13 million to $37 million for the period from 2005 to 2007.

Disclosures of market risks

          The estimated fair values of our financial instruments, such as receivables and payables, are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

          Our obligations under some of our debt instruments, particularly our senior credit facilities and senior floating rate notes, expose us to changes in short-term interest rates since interest rates on this debt are variable. As of September 30, 2004, on a pro forma basis, our total debt would have been $1,612.5 million, of which $1,212.5 million would have been variable rate debt and $400.0 million would have been fixed rate debt. On November 3, 2004, we entered into four interest rate swaps with a total notional amount of $550 million to hedge our exposure to floating rate interest rate risks associated with our tranche B term loan. The swaps on $300 million of our tranche B term loan were fixed at an average pay rate of 3.3% per annum (plus an applicable premium) and expire in December 2007, while the swaps on $250 million of the loan were fixed at an average pay rate of 3.5% per annum (plus an applicable premium) and expire in December 2008. We also entered into two interest rate swaps with a pay rate of 3.7% per annum (plus an applicable premium) and an aggregate notional amount of $250 million to hedge our exposure to floating rate interest rate risks associated with our senior floating rate notes. The swaps expire in October 2009. All of the swaps were designed as cash flow hedges. Accordingly, changes in the fair value of the swaps, net of taxes, will be recorded in "Accumulated other comprehensive income (loss)" on our balance sheet. These swaps are effective in hedging the changes in the fair value of the hedged items. Our total pro forma cash interest expense for the nine months ended September 30, 2004 would have been $68.2 million. Giving effect to our hedging arrangements, a

25-basis point increase in interest rates on our variable interest rate debt would increase our total pro forma cash interest expense by $0.8 million.

          Wood fiber and energy are significant costs of our paper and wood products manufacturing operations. We occasionally use derivative financial instruments, such as utility swaps, to hedge anticipated transactions. The changes in the fair value of the swaps, net of taxes, are recorded as accumulated and other comprehensive income in our balance sheets. At December 31, 2003 and 2002, the fair values of utility swaps were $1.4 million based on current rates. During the nine months ended September 30, 2004, wood fiber and energy comprised approximately 29%, 24% and 26%, respectively, of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties for our Paper, Packaging & Newsprint and Wood Products segments, respectively. Based on consumption levels for the nine months ended September 30, 2004, we estimate that a hypothetical 10% increase in our total costs of electricity, natural gas and fuel oil would have reduced our operating income by approximately $19 million for the nine months ended September 30, 2004.

INDUSTRY

          The paper and forest products industry is capital intensive and highly cyclical. The North American industry is mature, and long-term demand and financial performance tend to correlate with changes in U.S. gross domestic product. Over the last several years, the industry has seen significant consolidation and disciplined capital management, resulting in improving industry fundamentals, as described below.

Paper

          In recent years, uncoated free sheet accounted for approximately 12% of all paper and paperboard production in North America. Uncoated free sheet is uncoated white paper primarily produced from bleached hardwood chemical pulp. End uses for uncoated free sheet include cut-size office paper, commercial printing paper, business forms and envelopes and a wide range of value-added grades. Value-added grades include bright and colored cut-size office papers and specialty papers including label and release, security and other custom applications.

          North America is the world's largest consumer of uncoated free sheet and had annual production capacity of approximately 15.7 million tons in 2003. Historically, demand for uncoated free sheet, like demand for paper products generally, has correlated positively to general economic activity. In addition, demand for cut-size office paper, which comprised approximately 41% of U.S. uncoated free sheet production in 2003, fluctuates with white-collar employment. In recent years, demand for uncoated free sheet has been negatively impacted by the global economic downturn and the increased use of electronic transmission and document storage alternatives. In response, North American uncoated free sheet capacity declined from 2000 through 2003 by approximately 1.2 million tons. Consolidation has played a major role in capacity rationalization, enabling companies to reallocate production more efficiently by closing higher-cost facilities. The four largest producers of uncoated free sheet in North America comprised approximately 68% of the North American uncoated free sheet market in 2003, compared to approximately 44% in 1997.

          Recent economic improvements have increased demand and, combined with the reduction in uncoated free sheet capacity, led to an improvement in uncoated free sheet prices. According to RISI, the price of 20 lb. copy paper, a benchmark grade of uncoated free sheet, increased from $730 per ton in December 2003 to $840 per ton in December 2004, or 15%.

Packaging & Newsprint

          We compete in the following segments of the packaging and newsprint industries:

  Containerboard and Corrugated Containers

          Containerboard accounted for approximately 28% of all paper and paperboard production in North America in 2003. Containerboard, which includes both linerboard and corrugating medium, can be manufactured from virgin or recycled fiber, and is used to make corrugated containers, the most widely used form of packaging for the transportation of manufactured and bulk goods. Linerboard is used as the inside and outside facing surfaces in corrugated containers. Corrugating medium is fluted and laminated between linerboard to form sheets that are then printed, cut, folded and glued at converting plants to produce corrugated containers. In 2003, approximately 25% of U.S. containerboard production was exported or sold in the open market to independent corrugated container producers. The remaining 75% was sold by integrated producers to their own corrugated container plants. Corrugated containers are used primarily for packaging in the food and beverage, agricultural and durable and non-durable goods industries. The U.S. is the world's largest corrugated container producer and, in 2003, accounted for approximately 28% of global production.

          Containerboard and corrugated container demand is influenced by growth in non-durable industrial output and consumer spending as well as foreign currency exchange rates. During the early part of this decade, the North American containerboard market was adversely affected by overcapacity and reduced economic activity, which negatively impacted prices and resulted in the closure of a number of inefficient production facilities. From 2000 through 2003, approximately 4.0 million tons of North American containerboard capacity were permanently closed or indefinitely idled. The containerboard industry has experienced significant consolidation in recent years, which has contributed to the reduction in capacity. The four largest producers of linerboard in North America collectively comprised approximately 59% of the North American market in 2003, compared to approximately 38% in 1997.

          Industry conditions improved during 2004, and we believe the outlook for supply and demand is favorable. According to RISI, the transaction price of 42 lb. eastern, a benchmark linerboard grade, increased from $350 per ton in December 2003 to $440 per ton in December 2004, or 26%.

  Newsprint

          Newsprint accounted for approximately 12% of all paper and paperboard production in North America in 2003. The primary customers for North American newsprint are daily newspapers. Other uses for newsprint include weekly newspapers, pre-printed newspaper inserts and paperback books. National newsprint consumption by daily newspapers is affected primarily by advertising levels, which correlate positively with economic growth. Demand for newsprint in North America declined approximately 14% between 2000 and 2003, due in part to the growth of online media as well as substitution by other uncoated groundwood grades. In response to declining demand, North American producers have permanently closed, indefinitely idled or converted to other groundwood specialties approximately 1.8 million metric tonnes of capacity from 2000 through 2003. Consolidation has also increased capacity concentration. The four largest producers of newsprint in North America collectively comprised approximately 66% of the North American market in 2003, compared to approximately 52% in 1997. Given consolidation in the news and media industry, daily newspaper publishers are highly concentrated and consume over 80% of North American production.

          The newsprint industry experienced several price increases during 2004. According to RISI, the price of 48.8 gram, a benchmark newsprint grade, increased from $515 per metric tonne in December 2003 to $570 per metric tonne in December 2004, or 11%.

Wood Products

          Consumption of wood products and other building materials is influenced by new housing starts, the size of new homes built, light commercial construction and repair and remodeling activity. RISI projects that annual new housing starts will average 1.7 million units from 2005 to 2009, fueled primarily by favorable demographic trends. This exceeds average annual new housing starts of 1.4 million in the 1990s and 1.7 million from 2000 to 2003. According to RISI, the average size of new homes is also increasing, with new homes built in 2003 more than 12% larger than homes constructed in 1990 in terms of average square footage.

          We manufacture wood products, including engineered wood products, panels, lumber and other building products. Engineered wood products consist of LVL, a high-strength engineered lumber often used in beams and rafters, and I-joists, a structural support typically used in floors and roofs. These products are manufactured in a manner that maximizes physical strength and dimensional stability while minimizing the amount of wood used as a raw material. For example, I-joists are an attractive replacement product for solid wide-dimension lumber joists because they have lower installed costs and are generally stronger, straighter and lighter. According to RISI, LVL consumption has increased from about 27.2 million cubic feet in 1995 to 68.3 million cubic feet in 2003, resulting in a compound annual growth rate of 12%. RISI also estimates that I-joist consumption increased from approximately 382 million lineal feet to approximately 1.1 billion lineal feet in 2003, representing a compound annual growth rate of 14%.

          Commodity wood products include structural panels, lumber and non-structural panels. Structural panels, including plywood and OSB, are used in new residential construction, residential repair and remodeling, and industrial applications such as truck floors, fruit bins and walls. Historically, plywood has been the preferred structural panel, but OSB quality has improved and production methods have become less expensive, plywood's market share has eroded. We do not manufacture OSB. Lumber is manufactured from both softwoods and hardwoods. Structural softwood lumber is used in framing roofs, walls and floors and hardwood lumber is used in the production of furniture, flooring and other home furnishings. Non-structural panels, including medium density fiberboard, or MDF, and particleboard, are less sturdy than structural panels, and consequently are used in non-load bearing applications such as furniture, cabinets and bookshelves. We do not manufacture MDF.

          General line products include reinforcement materials, framing accessories, insulation, roofing, brick, stucco, composite decking and other specialty materials. We do not manufacture any general line products.

Building Materials Distribution

          The building products distribution market offers numerous channels for manufacturers to distribute product to end users. Building products wholesalers are either manufacturer-controlled, like us, or independent. Manufacturer-controlled distributors are generally able to capitalize on a stable supply of products. A significant portion of products are sold using a two-step distribution model. Two-step distributors, as in our business, buy building products and sell these products to building materials dealers and retailers, who in turn sell these products directly to the ultimate end user. Distributors generally add value by creating flexibility in the supply chain, breaking bulk shipments down into smaller lots, providing product assortment and storage capabilities, performing just-in-time service and providing "one-stop" shopping for a variety of products.

          National building products distributors have gained market share in recent years due to the significant economies of scale they can employ to better serve their customer base. Nationwide distributors have the ability to serve multi-regional accounts, as well as leverage additional purchasing power, a broader offering of products and services, real-time nationwide market intelligence and sophisticated operating systems that offer value-added service to customers. National distributors also provide manufacturers with greater access to sales and distribution resources. Due in large part to significant consolidation among building products retailers and retailers' demand for nationwide service, there is considerable pressure among wholesalers to consolidate. As of 2003, the 150 largest wholesale distributors of building materials had aggregate sales of $50.0 billion, with the top ten accounting for 54% of that total.

BUSINESS

Company Overview

          We are a large, diversified North American paper and forest products company. We conduct our business in the following four operating segments:

  •
  Paper. We are a major producer of uncoated free sheet, including commodity and value-added papers.

  •
  Packaging & Newsprint. We manufacture containerboard, corrugated containers and newsprint.

  •
  Wood Products. We are a leading producer of engineered wood products, structural panels and pine lumber.

  •
  Building Materials Distribution. We are a leading national distributor of a wide range of building materials manufactured by us and by third parties.

Our Competitive Strengths

  Leadership in Key Markets

          We are the fourth-largest manufacturer of uncoated free sheet in North America, with annual production capacity of approximately 1.6 million tons and market share of approximately 10% in 2003. We are also the second-largest manufacturer of EWP in North America, with an estimated market share of approximately 20% in 2003, and a leading national inventory-carrying wholesale distributor of building materials. In addition, we have leading market positions in the manufacture of plywood and ponderosa pine lumber.

  Strong Paper Business Supported by Long-Term Customer Contract

          The most significant portion of our uncoated free sheet business is the manufacture of cut-size office paper. Our two newest paper machines, which became operational in 1990 and 1997 as part of a $1.1 billion expansion and modernization of our International Falls, Minnesota and Jackson, Alabama mills, are among the largest in North America. Our supply relationship with OfficeMax allows us to increase utilization of these machines, optimize production runs and achieve supply chain efficiencies. OfficeMax's purchases of our paper products grew from $356.2 million in 2000 to $534.8 million in 2004, representing a compound annual growth rate of 11%. For the nine months ended September 30, 2004, which period includes the ramp-up of sales to OfficeMax's retail network, OfficeMax accounted for $433.8 million of our sales and approximately 46% of our uncoated free sheet volume.

  Efficient Manufacturer of Higher-Margin Products in Attractive Markets

          Our assets are well-suited to the efficient production of value-added papers and EWP, two attractive areas within the paper and forest products industry. Leveraging our existing assets and knowledge of value-added papers, we continue to increase production of these higher-margin grades on our smaller machines, displacing production of lower-margin commodity grades. We operate these machines within integrated mills that produce pulp and energy, which we believe provides us with a cost advantage over many of our competitors. EWP commands premium pricing and higher margins than traditional alternatives and continues to grow in popularity due to its superior performance characteristics, ease of use and competitive installed cost. Our large-scale EWP production facilities in Louisiana and Western Oregon are located near our integrated veneer and plywood operations, which we believe positions us as a cost-effective producer of LVL and I-joists.

  Rapidly Growing Nationwide Distribution Business

          Our Building Materials Distribution segment grew from $1.3 billion of sales in 1999 to $2.0 billion of sales in 2003, establishing its position as a leading national inventory-carrying wholesale distributor of building materials. During this period, our growth and operational excellence in this segment have allowed us to generate returns significantly in excess of our cost of invested capital. This growth has also provided our Wood Products segment, which sells approximately 25% of its products and more than half of its EWP through our Building Materials Distribution segment, with access to one of the industry's broadest and fastest-growing distribution channels. Sales between these segments grew by 70% from 1999 to 2003, from $171.7 million to $291.7 million.

  Favorable Acquisition Structure

          As compared to the historical expenditures in our businesses, we expect the terms and structure of the Acquisition to reduce our future cash tax payments, pension and other post-retirement benefit obligations and exposure to pre-Acquisition liabilities. Since the Acquisition was structured as an asset purchase, our assets were written-up for tax purposes and their depreciable lives were reset, potentially reducing our future cash tax payments. In addition, the acquisition agreement limits our exposure to many of the legacy obligations typically associated with companies in our industry. For example, we did not assume pension and post-retirement benefit obligations related to former employees, and OfficeMax funded a significant portion of our accumulated benefits obligations. Consequently, we do not expect to be required to make contributions to our pension plan in 2005. Similarly, OfficeMax retained, and indemnified us against, substantially all of the pre-Acquisition environmental liabilities related to our businesses, limiting the future earnings and cash flow impact of these liabilities.

  Experienced Management Team with Substantial Equity Incentives

          Our senior management team has a track record of financial and operational excellence in the paper and forest products industry. Tom Stephens, our chief executive officer since October 2004, served as chief executive officer of MacMillan Bloedel from 1997 to 1999, Manville Corporation from 1986 to 1996 and Riverwood Corp. from 1982 to 1986, in each case improving operating results and shareholder value. Our newly-appointed senior management team has extensive industry experience and knowledge of our businesses and assets. Approximately 170 of our key managers purchased a total of $18.6 million of common equity of FPH, our majority owner, and received substantial equity incentives in connection with the Acquisition. Our management's equity interests in FPH will be exchanged for shares of our Class A common stock and Class B common stock in connection with this offering, representing approximately        % of our common stock on a fully-diluted pro forma basis. See "Management — Management Equity Arrangements," "Reorganization as a Corporation" and "Certain Relationships and Related Transactions — Proceeds of this Offering."

  Principal Shareholder with Proven Paper and Forest Products Expertise

          Our equity sponsor, Madison Dearborn, is one of the most active global investors in the paper, packaging and forest products industries. Since 1994, Madison Dearborn has consummated approximately $15.5 billion of management buyout transactions in these industries, including buyouts of Jefferson Smurfit Group, Packaging Corporation of America, Graphic Packaging Corporation (formerly Riverwood Holding Corp.) and Buckeye Technologies. Madison Dearborn was the lead sponsor in each of these transactions, other than Graphic Packaging Corporation.

Paper

  Products

          We manufacture and sell uncoated free sheet, including commodity and value-added papers, as well as market pulp and corrugating medium. We are the fourth-largest manufacturer of uncoated free sheet in North America, with annual production capacity of approximately 1.6 million tons and market share of approximately 10% in 2003. During the nine months ended September 30, 2004, our Paper segment generated sales, pro forma income from operations and pro forma EBITDA of $1,029.6 million, $(58.5) million and $96.0 million, respectively.

          Our uncoated free sheet products include cut-size office paper, commercial printing paper, business forms and envelopes, as well as value-added papers. Our value-added grades include bright and colored cut-size office papers and specialty papers that are custom-developed for various uses, including label and release, security and food wrap applications. Our larger paper machines produce primarily commodity grades in long, high-volume production runs that achieve economies of scale. On our smaller paper machines, our cost competitively manufactured value-added grades are displacing the production of commodity grades. Value-added grades tend to require shorter production runs, generate higher and more stable prices and higher margins. Sales volumes of value-added grades increased by 14%, from 374,000 tons in 2003 to 426,000 tons in 2004. This increased focus on value-added grades is an important component of our strategy.

          Since we produce market pulp in volumes approximately equivalent to the market pulp we purchase, we are largely insulated from the cyclical price changes in this product. We also produce corrugating medium for use in our Packaging & Newsprint segment.

  Facilities

          We manufacture our uncoated free sheet at four mills in the United States. Our mills had an annual capacity of 1.6 million short tons as of December 31, 2003. Our uncoated free sheet paper mills are integrated with 13 converting machines that have the capacity to convert 1.0 million tons of roll paper into cut- and folio-sized sheets annually. From 1994 to 2003, approximately $1.8 billion was invested in these mills to improve their cost position, expand capacity, enhance product capabilities, maintain facilities and comply with environmental regulations.

          The following table sets forth annual capacities of manufacturing locations in our Paper segment as of, and production for the year ended, December 31, 2003:

	Number of Machines	Capacity(1)	Production
	(short tons in thousands)
Pulp and paper mills
Jackson, Alabama
Uncoated free sheet	2	520	425
International Falls, Minnesota
Uncoated free sheet	4	560	479
St. Helens, Oregon
Uncoated free sheet	3	250	248
Market pulp	—	115	99
Wallula, Washington
Uncoated free sheet	1	250	227
Market pulp	1	115	103
Containerboard (medium)	1	130	127
Annual capacity by product
Uncoated free sheet	10	1,580	1,379
Containerboard (medium)	1	130	127
Market pulp	1	230	202

(1)
Capacity assumes production 24 hours per day, 365 days per year, less days allotted for planned maintenance.

  Raw Materials and Input Costs

          Wood fiber is our principal raw material in this segment. The primary sources of wood fiber are timber and its byproducts, such as wood chips, wood shavings and sawdust. Prior to the Timberlands Sale, we supplied our paper mills with fiber from the timberlands operations, as well as from third parties. Upon the Timberlands Sale, we entered into long-term supply contracts with the buyer for a significant portion of our fiber needs. We currently supply our paper mills with fiber pursuant to these contracts, as well as pursuant to agreements with other third parties and open market purchases. As a result of the Timberlands Sale, we expect to increase our open market purchases of wood fiber. Since most of our manufacturing facilities are located in close proximity to active wood markets, we believe the Timberlands Sale will not adversely affect our access to fiber at competitive prices. We obtain some of our wood residuals from our sawmills and panel plants in the Northwest and, to a lesser extent, in the South, and the remainder are purchased from outside sources. We also obtain fiber for our pulp mills in the Pacific Northwest from our cottonwood fiber farm near Wallula, Washington.

          All of our paper mills have onsite pulp production facilities. Some of our paper mills also purchase pulp from third parties. In addition to wood fiber and market pulp, we purchase waste paper to convert into recycled pulp for use in our paper products. Other important raw materials used in this segment include precipitated calcium carbonate, sodium chlorate, sodium hydroxide and dyes.

          We generally purchase raw materials through requirements contracts or open market purchases. Our requirements contracts are generally with suppliers located in proximity to the specific facility they supply, and they generally contain minimum purchase requirements, as well as price adjustment mechanisms to account for market price and expense volatility.

          Our Paper segment consumes substantial amounts of energy, such as electricity, natural gas and fuel oil. During the nine months ended September 30, 2004, energy costs comprised approximately 12% of the aggregate amount of materials, labor and other operating expenses and fiber costs from related parties in this segment. We purchase substantial portions of our natural gas and electricity under supply contracts, most of which are between a specific plant and a specific local provider. Under most of these contracts, the providers are bound to provide us with all of our needs for a particular type of energy at a specific facility. Most of these contracts have pricing mechanisms that adjust or set prices based on current market prices.

  Sales, Marketing and Distribution

          Our uncoated free sheet is sold primarily by our own sales personnel. We sell to end users both directly from our mills and through distribution centers. This allows us to respond quickly to customer demands. During the nine months ended September 30, 2004, we processed more than half of our uncoated free sheet orders electronically, either over the internet or using Electronic Data Interchange, a computer-to-computer purchase ordering and tracking system.

  Customers

          In the nine months ended September 30, 2004, OfficeMax accounted for $433.8 million of sales in our Paper segment, including 46% of our uncoated free sheet sales volume. In October 2004, OfficeMax agreed to purchase from us its full North American requirements for cut-size office paper, to the extent we choose to supply such paper to them, through December 2012. The price for paper sold under this supply agreement will approximate market levels. OfficeMax's purchase obligations under the agreement will phase out over a four-year period beginning one year after the delivery of notice of termination, but not prior to December 31, 2012. This supply agreement provides us with access to one of North America's largest office products sales and distribution networks, giving us a competitive advantage from a market access and customer supply chain management perspective. For additional details on our contracts with OfficeMax, see "Certain Relationships and Related Transactions."

          We have over 1,100 uncoated free sheet paper customers in addition to OfficeMax, none of which individually represents a material portion of our sales. The majority of these customers purchase products through individual purchase orders. In addition to our paper supply agreement with OfficeMax, we have long-term agreements with certain of our other customers, including contracts establishing terms and, in some cases, pricing mechanisms for future orders and sales.

  Competition

          The markets in which our Paper segment competes are large and highly competitive. Commodity grades of uncoated free sheet are globally traded, with numerous worldwide manufacturers, and as a result these products compete primarily on the basis of price. All of our paper manufacturing facilities are located in the U.S., and although we compete largely in the domestic arena, we do face competition from foreign producers. The level of this competition varies, depending on domestic and foreign demand and foreign currency exchange rates. In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades.

          About a dozen major manufacturers compete in the North American uncoated free sheet market, including International Paper, Weyerhaeuser and Domtar. We are the fourth-largest producer of uncoated free sheet in North America. Although price is the primary basis for competition among most of our paper grades, quality and service are important competitive determinants, especially among value-added grades. Our paper products also compete with other paper grades, electronic transmission and document storage alternatives. As the use of these alternative products continues to grow, we may see variances in the overall demand for paper products or shifts from one type of paper to another.

Packaging & Newsprint

  Products

          We manufacture and sell containerboard and corrugated containers, as well as newsprint. During the nine months ended September 30, 2004, our Packaging & Newsprint segment generated sales, pro forma income from operations and pro forma EBITDA of $503.8 million, $8.2 million and $35.3 million, respectively.

          Containerboard is used in the production of corrugated containers. Our corrugated containers are used in the packaging of fresh fruit and vegetables, processed food, beverages and other industrial and consumer products. During the nine months ended September 30, 2004, we produced approximately 385,000 tons of linerboard and approximately 3.5 billion square feet of corrugated containers, and our corrugated container plants consumed (either directly or through trades with other containerboard producers) approximately 55% of our containerboard production, including the corrugating medium manufactured in our Paper segment.

          We manufactured approximately 318,000 tons of newsprint during the nine months ended September 30, 2004, primarily for use in the printing of daily newspapers and other publications in North America.

  Facilities

          We manufacture containerboard and newsprint at our mill in DeRidder, Louisiana. This mill is one of the largest paper mills in North America, with an annual production capacity of 1.0 million short tons as of December 31, 2003. From 1999 to 2003, our Packaging & Newsprint segment invested approximately $183.7 million in the DeRidder mill to improve its cost position, expand capacity, enhance product capabilities, maintain the facility and comply with environmental regulations. We also manufacture corrugated containers at five plants in the Pacific Northwest, with an aggregate annual capacity of approximately 6.5 billion square feet.

          The following table sets forth annual capacities of our containerboard and newsprint mill in DeRidder, Louisiana as of, and production for the year ended, December 31, 2003:

	Number of Machines	Capacity(1)	Production
	(short tons in thousands)
DeRidder, Louisiana
Containerboard (linerboard)	1	560	525
Newsprint	2	440	413

(1)
Capacity assumes production 24 hours per day, 365 days per year, less days allotted for planned maintenance.

  Raw Materials and Input Costs

          Wood fiber is the principal raw material in this segment. The primary sources of wood fiber are timber and its byproducts, such as wood chips, wood shavings and sawdust. Prior to the Timberlands Sale, we supplied our DeRidder mill with fiber from the timberlands operations, as well as from third parties. In connection with the Timberlands Sale, we entered into long-term supply contracts with the buyer for a significant portion of our fiber needs. We currently supply our DeRidder mill with fiber pursuant to these contracts, as well as pursuant to agreements with other third parties and open market purchases. As a result of the Timberlands Sale, we expect to increase our open market purchases of wood fiber. We obtain some of our wood residuals from our panel plants in the South, and the remainder are purchased from outside sources. Since our manufacturing facility is located in close proximity to an active wood market, we believe that the Timberlands Sale will not reduce our access to fiber at competitive prices.

          We generally purchase raw materials through requirements contracts or open market purchases. Our requirements contracts are generally with suppliers located in proximity to the specific facility they supply, and they generally contain minimum purchase requirements, as well as price adjustment mechanisms to account for market price and expense volatility.

          Our Packaging & Newsprint segment consumes substantial amounts of energy, such as electricity and natural gas. During the nine months ended September 30, 2004, energy costs comprised approximately 12% of the sum of materials, labor and other expenses and fiber costs from related third parties in this segment. We purchase substantial portions of our natural gas and electricity under supply contracts. Under most of these contracts, the providers are bound to provide us with all of our needs for a particular type of energy at a specific facility. Our gas supply contracts have pricing mechanisms based primarily on current market prices, and our electricity supply contracts have pricing mechanisms based primarily on published tariffs.

  Sales, Marketing and Distribution

          Our containerboard and corrugated container products are sold by brokers or our own sales personnel. We market our newsprint through Abitibi-Consolidated pursuant to an arrangement whereby Abitibi purchases all of the newsprint we produce, for a price equal to the price Abitibi's mills in the Southern U.S. receives from its customers, less associated expenses and a sales and marketing discount. Abitibi is the world's largest producer and marketer of newsprint and sells our newsprint primarily in regional markets near our DeRidder, Louisiana, manufacturing facility. We recently extended our contract with Abitibi through 2008.

  Customers

          During the nine months ended September 30, 2004, we sold approximately 45% of our containerboard in the open market, of which approximately half was sold domestically. We sell our corrugated containers to over 1,300 active customers, including large agricultural producers and food and beverage processors. We sell our newsprint primarily to newspaper publishers located near our mill.

  Competition

          Containerboard and newsprint are globally traded commodities with numerous worldwide manufacturers, and as a result these products compete primarily on the basis of price. The intensity of competition in these industries fluctuates based on demand levels and prevailing foreign currency exchange rates. Our corrugated container business, based in the Pacific Northwest, has a leading regional market position and competes with several national and regional manufacturers. During 2003, we had market shares of approximately 2% and 3% in the North American linerboard and newsprint markets, respectively.

Wood Products

  Products

          We are a leading producer of engineered wood products, or EWP, comprised of laminated veneer lumber, or LVL, a high-strength engineered lumber often used in beams and rafters, and I-joists, a structural support typically used in floors and roofs. We believe we are the second-largest EWP manufacturer in North America, with an estimated market share of approximately 20% in 2003. Over the past 10 years, we have shifted our product focus from commodity products such as plywood and lumber to more stable, higher-margin EWP. EWP accounted for 31% of our sales in this segment in 2003. As a result of growth in new housing construction and substitution trends away from traditional wide-dimension lumber to EWP, our LVL and I-joist sales grew from 1997 through 2003 at a compound annual rate of 17%. We also produce plywood, dimension lumber and high-quality ponderosa pine lumber, a premium lumber grade sold primarily to manufacturers of specialty wood windows, moldings and doors. Our wood products are used in new residential and light commercial construction and in residential repair and remodeling. For the nine months ended September 30, 2004, our Wood Products segment generated sales, pro forma income from operations and pro forma EBITDA of $1,050.6 million, $210.4 million and $219.0 million, respectively.

  Facilities

          We currently operate an integrated network of three EWP facilities and 11 plywood and veneer plants, some of which manufacture inputs used in our EWP facilities, as well as six sawmills and one particleboard plant. The following table lists annual capacities of our Wood Products facilities as of, and production for the year ended December 31, 2003, excluding our plywood and lumber operations in Yakima, Washington, which were sold in February 2004:

	Number of Mills	Capacity(1)	Production
	(in millions)
Engineered wood products(2)	3	N/A	N/A
Laminated veneer lumber (LVL) (cubic feet)	N/A	19	15
I-joists (equivalent lineal feet)(b)	N/A	285	194
Plywood and veneer (sq. ft.) (3/8" basis)(3)	10	1,580	1,632
Lumber (board feet)(4)	6	330	292
Particleboard (sq. ft.) (3/4" basis)	1	200	150
Brazilian veneer (sq. ft.) (3/8" basis)(5)	1	150	66

(1)
Capacity is production assuming normal operating shift configurations. Accordingly, production can exceed capacity under certain conditions.

(2)
A portion of LVL production is used to manufacture I-joists at two EWP plants. Capacity is based on LVL production only. Capacity figures do not include the 4.7 million cubic foot LVL expansion at our Alexandria, Louisiana facility, which we expect to be fully completed during the first half of 2005.

(3)
Production and capacity applicable to plywood only.

(4)
We own one saw mill in Jackson, Alabama that is managed as part of our Jackson pulp and paper mill complex. The financial results for this mill are reported in our Paper segment, and the production and capacity data in this table exclude this facility.

(5)
Most of the veneer is used for production of LVL at our plant in Alexandria, Louisiana. The remainder is processed into plywood in Brazil or sold in the open market.

  Raw Materials and Input Costs

          Our plywood and veneer facilities use Douglas fir and southern pine logs as raw materials. We use ponderosa pine, spruce and white fir logs to manufacture various grades of lumber. Our EWP facilities in Louisiana and Oregon use veneers and parallel laminated veneer panels produced by our facilities and purchased from third parties, together with OSB purchased from third-parties to manufacture LVL and I-joists. In conjunction with the recent Timberlands Sale, we entered into long-term supply agreements with the buyer in most of the areas where we still have significant manufacturing capacity. All of our Wood Products manufacturing facilities are located in active wood markets. We believe that we will be able to access sufficient wood resources for our facilities through our supply agreements and open market purchases from third-parties. As a result of the Timberlands Sale, we expect to increase our open market purchases of wood fiber.

          Other important materials used to manufacture and prepare our wood products for sale include resins, adhesives, plastic strapping and lumber wrap, which we purchase both on the open market and through long-term requirement contracts.

          During the nine months ended September 30, 2004, energy, primarily electricity, natural gas and fuel oil, comprised approximately 3% of the sum of our materials, labor and other operating expenses and fiber costs from related parties in this segment. We purchase substantial portions of our natural gas and electricity under supply contracts, most of which are with a local provider in a region in which one of our facilities is located. Most of these contracts are requirements contracts, whereby the providers are bound to provide us with all of our needs for a particular type of energy at a specific facility. Our gas supply contracts have pricing mechanisms based primarily on current market prices, and our electricity supply contracts have pricing mechanisms based primarily on published tariffs.

  Sales, Marketing and Distribution

          Our Building Materials Distribution segment is our Wood Products segment's largest customer, representing approximately 25% of its overall sales, including more than half of its EWP sales, in 2003. Sales for plywood, lumber and particleboard are managed centrally by product. Our EWP sales force is managed centrally through a main office that oversees regional sales teams. Our sales force provides a variety of technical support services for our EWP, including integrated design, engineering, product specification software, distributor inventory management software and job-pack preparation systems.

  Customers

          Our largest customer in this segment is our Building Materials Distribution segment. Our third-party customers in this segment include integrated and independent wholesalers, major retailers and industrial converters in both domestic and export markets.

  Competition

          Our markets in this segment are large, fragmented and highly competitive. There are several major producers for most of our products, including EWP and plywood, as well as numerous local and regional manufacturers. We have leading market positions in the manufacture of EWP, plywood and ponderosa pine lumber. We hold much smaller competitive positions with respect to our other building products. Most of our competitors are located in the United States and Canada, although competition from manufacturers in other countries has increased in recent years. We compete not only with manufacturers and distributors of similar building products but also with products made from alternative materials, such as steel and plastic. Our products in this segment compete primarily on the basis of price, quality and, particularly with respect to EWP, levels of customer service. We believe our cost-competitive production facilities and our customer service are our principal competitive advantages in this segment.

Building Materials Distribution

  Products

          We are a leading national inventory-carrying wholesale distributor of building materials. We distribute a broad line of building materials, most of which we purchase from third parties, such as EWP, OSB, plywood, lumber, siding and general line items such as framing accessories, composite decking, roofing and insulation. For the nine months ended September 30, 2004, our Building Materials Distribution segment generated approximately 13% of its sales from EWP, a high-growth product category with higher margins than most building materials we distribute. We believe our broad product line provides our customers with a one-stop resource for their needs and lowers per-unit freight costs. We also have expertise in special order sourcing and merchandising support, and our nationwide supplier relationships allow us to offer excellent customer service on top brands in the building materials industry. For the nine months ended September 30, 2004, our Building Materials Distribution segment generated sales, pro forma income from operations and pro forma EBITDA of $2,218.5 million, $83.5 million and $90.1 million, respectively.

  Facilities

          We operate 28 wholesale building materials distribution facilities in this segment, located strategically throughout the U.S. We have expanded from 15 to 28 facilities since 1999, with much of this growth occurring in the Eastern U.S., providing us with a national footprint. This expansion has occurred through both acquisitions and organic growth.

  Raw Materials and Input Costs

          We purchase the majority of the building materials we distribute from third-party suppliers. Approximately 20% of the products purchased by Building Materials Distribution during the nine months ended September 30, 2004 were purchased from our Wood Products segment. Our vendor base includes over 1,200 suppliers. Because we purchase large volumes of products from certain of our suppliers, we believe we are able to obtain favorable price and term arrangements. We generally do not have long-term supply contracts with our vendors, which allows us to use the leverage provided by our national presence to obtain favorable vending relationships on a constant basis.

  Sales, Marketing and Distribution

          Each of our distribution centers implements its own distribution and logistics model tailored to the customers it serves. We operate a fleet of trucks to deliver materials on a regularly scheduled basis. We have a large sales force structured to use timely and accurate market information and local product knowledge to support customers.

  Customers

          Our customer base in this segment includes a wide range of customers across multiple market segments and various end markets. In 2003, 85% of our sales in this segment were to "pro dealers," retail distributors that sell building materials to professional builders in the residential, light commercial construction and repair and remodeling markets. We also service retail lumber yards, home improvement centers and other industrial accounts.

  Competition

          The building materials distribution markets in which we operate are highly fragmented, and we compete in each of our geographic and product markets with national, regional and local distributors. We compete on the basis of delivery cost and speed, quality of service and compatibility with customers' needs, and our competition consists of distributors of all types of building materials. We compete with other national inventory-carrying distributors as well as wholesale brokers and buying cooperatives, some of which have sales greater than ours. Proximity to customers is an important factor in minimizing shipping costs and facilitating quick order turnaround and on-time delivery. We believe our ability to obtain quality materials, from both internal and external sources, and our focus on customer service are our primary competitive advantages in this segment.

Employees

          As of December 31, 2004, we had 10,494 employees. Approximately 4,990, or 48%, of these employees work pursuant to collective bargaining agreements. Several of these agreements have expired or will expire in 2005. In December 2004, an agreement covering approximately 100 workers in our corrugated container facility in Salem, Oregon expired. In March 2005, an agreement covering 890 workers in our paper facilities in St. Helens, Oregon; Vancouver, Washington, Salem, Oregon, and Wallula, Washington will also expire. In July 2005, agreements covering approximately 100 employees in our Jackson, Alabama sheeter facility and 710 workers in our Oakdale, Louisiana and Florien, Louisiana plywood facilities, will expire. In addition, an agreement covering approximately 100 workers in our Salt Lake City, Utah corrugated container plant will expire in October 2005. We expect the key issues in the negotiations for new collective bargaining agreements to be pensions, health care, and work rules and other contract requirements that we believe inhibit our ability to reduce operational costs.

Properties

          We own the majority of our facilities. Our properties are in good operating condition and are suitable and adequate for the operations for which they are used. We own substantially all of the equipment used in our facilities. Substantially all of our properties and equipment are subject to a lien under our senior credit facilities. The following is a list of our facilities by segment as of December 30, 2004.

  Paper

          The following table summarizes facilities in our Paper segment:

Facility Type	Number of facilities	Locations
Pulp and paper mills	4	Alabama, Minnesota, Oregon and Washington
Distribution centers	4	California, Illinois, New Jersey and Oregon
Converting facilities	2	Oregon and Washington

  Packaging & Newsprint

          The following table summarizes facilities in our Packaging & Newsprint segment:

Facility Type	Number of facilities	Locations
Pulp and paper mill	1	Louisiana
Corrugated container plants	5	Idaho (2), Oregon, Utah and Washington

  Wood Products

          The following table summarizes facilities in our Wood Products segment:

Facility Type	Number of facilities	Locations
LVL/I-joist plants	3	Louisiana, Oregon and Canada
Plywood and veneer plants	11	Louisiana (2), Oregon (7), Washington and Brazil
Sawmills*	6	Alabama, Oregon (3) and Washington (2)
Particleboard plant	1	Oregon

*
Alabama is managed in our Paper segment.

  Building Materials Distribution

          The following table summarizes facilities in our Building Materials Distribution segment:

Location	Owned or leased	Approximate Warehouse square footage
Phoenix, Arizona	Owned/Leased	32,027
Riverside, California	Leased	131,263
Denver, Colorado	Owned	203,212
Grand Junction, Colorado	Owned	82,000
Orlando, Florida	Owned	105,000
Tucker, Georgia	Leased	79,620
Boise, Idaho	Owned	62,297
Idaho Falls, Idaho	Owned	51,752
Rochelle, Illinois	Owned	86,000
Annapolis Junction, Maryland	Owned/Leased	14,000
Westfield, Massachusetts	Leased	112,400
Wayne, Michigan	Leased	40,500
Lakeville, Minnesota	Owned	72,000
Billings, Montana	Owned	77,024
Portsmouth, New Hampshire	Owned/Leased	39,400
Delanco, New Jersey	Owned/Subleased	15,000
Albuquerque, New Mexico	Owned	30,000
Greensboro, North Carolina	Leased	88,140
Marion, Ohio	Leased	*
Tulsa, Oklahoma	Owned	128,552
Memphis, Tennessee	Owned	38,926
Dallas, Texas	Owned	137,840
Sugarland, Texas	Leased	104,949
Salt Lake City, Utah	Owned	114,610
Spokane, Washington	Owned/Leased	43,060
Vancouver, Washington	Leased	50,600
Woodinville, Washington	Owned/Leased	32,200
Yakima, Washington	Owned/Leased	33,779

*
We do not currently maintain indoor storage at our Marion, Ohio facility.

Environmental Issues

          Our businesses are subject to a wide range of general and industry-specific environmental laws and regulations. In particular, we are affected by laws and regulations covering air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Compliance with these laws and regulations is a significant factor in the operation of our businesses. We believe that we have created a corporate culture of strong compliance by taking a conservative approach to environmental issues in order to assure that we are operating well within the bounds of regulatory requirements. However, we cannot assure you that we will at all times be in full compliance with environmental requirements, and we cannot assure you that we will not incur fines and penalties in the future.

          In 2002, OfficeMax entered into a consent decree with the EPA to settle alleged air permit violations at eight of the plywood and particleboard manufacturing facilities that we now own. The EPA alleged these plants failed to obtain New Source Review air permits when they expanded or upgraded operations. OfficeMax agreed to pay a civil penalty totalling $4,350,000 and install pollution control equipment at five of its facilities. The civil penalty has been paid and most of the pollution control equipment has been installed. We expect to complete final installation and implementation of the pollution control equipment by May 2005 to fulfill the remaining obligations under the Consent Decree.

          We incur substantial capital and operating expenditures to comply with federal, state and local environmental laws and regulations. Failure to comply with these laws and regulations could result in civil or criminal fines or penalties or in enforcement actions. Our failure to comply could also result in governmental or judicial orders that stop or interrupt our operations or require us to take corrective measures, install additional pollution control equipment or take other remedial actions. During 2004, we made approximately $11.0 million in capital expenditures to comply with environmental requirements. We anticipate capital expenditures of approximately $18.0 million in 2005 to comply with environmental requirements and spending similar or greater amounts on environmental capital expenditures in the years ahead.

          On July 30, 2004, the EPA promulgated rules regulating toxic air emissions from wood and panel plants. A second rule regulating toxic air emissions from industrial boilers at wood product plants and paper mills was promulgated on September 13, 2004. We are currently evaluating the rules and the amount of capital spending that will be required to comply with them and expect such capital spending to be in the range of $13.0 million to $37.0 million for the period from 2005 to 2007.

          As an owner and operator of real estate, we may be liable under environmental laws for the cleanup of past and present spills and releases of hazardous substances on or from our properties and operations. We can be found liable under these laws if we knew of, or were responsible for, the presence of such substances. In some cases, this liability may exceed the value of the property itself.

          Some of our properties have been the subject of investigation or cleanup in connection with environmental contamination. In 2001, the EPA and the Oregon Department of Environmental Quality began an investigation at our paper mill in St. Helens, Oregon. The investigation is being conducted under Oregon's Voluntary Cleanup Program. The investigation has focused on polychlorinated biphenyls from leaking transformers; pentachlorophenol and arsenic near a demolition landfill, and possible contamination in sediment in the adjacent Columbia River. Although we cannot assure you regarding the outcome of this investigation, based on current information, we do not expect it to result in material liabilities. Given that the investigation concerns hazardous substance releases that occurred prior to closing of the Acquisition, OfficeMax retained responsibility for this matter pursuant to the asset purchase agreement, as described below.

          OfficeMax retains responsibility for environmental liabilities incurred with respect to businesses, facilities and other assets not purchased by us in connection with the Acquisition, and indemnifies us for hazardous substance releases and other environmental regulatory violations related to our business that occurred prior to the closing of the Acquisition or arise out of pre-closing operations. However, OfficeMax may not have sufficient funds to satisfy fully its indemnification obligations when required, and, in some cases, we may not be entitled to indemnification pursuant to the Acquisition.

Other Legal Proceedings

          We have retained responsibility for a small number of claims and litigation matters that arose prior to the Acquisition. Additionally, OfficeMax has agreed to retain all claims and litigation not explicitly assumed by us pursuant to the Acquisition, including all litigation with respect to asbestos claims. In the opinion of management, our recovery, if any, or our liability, if any, under pending litigation or administrative proceedings (net of applicable insurance coverage), would not materially affect our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

          Set forth below is information concerning our directors and executive officers.

Name	Age	Position
W. Thomas Stephens	62	Chairman and Chief Executive Officer, Director
John W. Holleran	50	Executive Vice President, Administration and Chief Legal Officer
Stanley R. Bell	58	Senior Vice President, Building Materials Distribution
Thomas E. Carlile	53	Senior Vice President and Chief Financial Officer
Miles A. Hewitt	46	Senior Vice President, Paper
Thomas A. Lovlien	49	Senior Vice President, Wood Products
Samuel K. Cotterell	53	Vice President and Controller
Karen E. Gowland	46	Vice President, General Counsel and Corporate Secretary
Judith M. Lassa	46	Vice President, Packaging & Newsprint
Wayne M. Rancourt	42	Vice President and Treasurer
Robert E. Strenge	50	Vice President, Packaging & Newsprint
Zaid F. Alsikafi	29	Director
George J. Harad	60	Director
John W. Madigan	67	Director
Christopher J. McGowan	33	Director
Samuel M. Mencoff	48	Director
Thomas S. Souleles	36	Director

          W. Thomas Stephens became our Chief Executive Officer and Chairman and a director in October 2004 following a period of retirement. Mr. Stephens served as the President and Chief Executive Officer of MacMillan Bloedel from 1997 until his retirement in 1999. From 1986 to 1996, Mr. Stephens served as the President and Chief Executive Officer of Manville Corporation. From 1982 to 1985, Mr. Stephens served as the Chief Executive Officer of Riverwood Corporation. Mr. Stephens currently serves as a Trustee of Putnam funds and as a director of TransCanada Pipelines.

          John W. Holleran became our Executive Vice President, Administration and Chief Legal Officer in connection with the Acquisition. From 1999 until 2004, he served as the Senior Vice President, Human Resources and General Counsel of Boise Cascade Corporation.

          Stanley R. Bell became our Senior Vice President, Building Materials Distribution in connection with the Acquisition. From 2000 until 2004, he served as the Senior Vice President and General Manager, Boise Building Solutions, Distribution of Boise Cascade Corporation.

          Thomas E. Carlile became our Senior Vice President and Chief Financial Officer in connection with the Acquisition. From 1994 to 2004, Mr. Carlile served as the Vice President and Controller of Boise Cascade Corporation.

          Miles A. Hewitt became our Senior Vice President, Paper in connection with the Acquisition. From 2001 to 2004, Mr. Hewitt served as the Vice President, General Manager, Boise Paper Solutions, Boise Cascade Corporation. From 1999 to 2001, Mr. Hewitt served as the Vice President, Boise Paper Solutions — Minnesota Operations, Boise Cascade Corporation.

          Thomas A. Lovlien became our Senior Vice President, Wood Products in connection with the Acquisition. From 2000 to 2004, Mr. Lovlien served as the Vice President of Operations, Boise Building Solutions Manufacturing of Boise Cascade Corporation. From 1999 to 2000, Mr. Lovlien

served as the operations manager of Boise Cascade Corporation's Timber and Wood Products Division.

          Samuel K. Cotterell became our Vice President and Controller in connection with the Acquisition. From 1999 until 2004, he served as the Director of Financial Reporting of Boise Cascade Corporation.

          Karen E. Gowland became our Vice President, General Counsel and Corporate Secretary in connection with the Acquisition. From 1997 until 2004, she served as the Vice President, Associate General Counsel and Corporate Secretary of Boise Cascade Corporation.

          Judith M. Lassa became our Vice President, Packaging & Newsprint in connection with the Acquisition. From 2000 until 2004, she served as the Vice President and General Manager, Boise Paper Solutions, Packaging of Boise Cascade Corporation.

          Wayne M. Rancourt became our Vice President and Treasurer in connection with the Acquisition. Mr. Rancourt served as Vice President and Treasurer of Boise Cascade Corporation from June 2004 to October 2004. From 1999 until 2004, he served as the Retirement Funds and Risk Management Director of Boise Cascade Corporation.

          Robert E. Strenge became our Vice President, Packaging & Newsprint in connection with the Acquisition. During 2004, he served as the Vice President, Boise Paper Solutions — Louisiana Operations of Boise Cascade Corporation. From 1997 until 2003, Mr. Strenge served as the Mill Manager of Boise Cascade Corporation's paper mill in St. Helens, Oregon.

          Zaid F. Alsikafi became a director in October 2004. Mr. Alsikafi has been employed by Madison Dearborn since 2003 and currently serves as a Vice President. From 2001 to 2003, Mr. Alsikafi attended Harvard Business School. Mr. Alsikafi was employed by Madison Dearborn from 1999 to 2001 as an Associate.

          George J. Harad became a director in October 2004. He is the executive chairman of the board of OfficeMax Incorporated, having assumed that position in October 2004. Mr. Harad was elected Boise Cascade Corporation's chief executive officer in 1994 and became chairman of its board in 1995, serving in those positions until October 2004.

          John W. Madigan became a director in January 2005. Mr. Madigan retired in December 2003 as Chairman and Chief Executive Officer of Tribune Company, in which capacity he had served since 1996. Mr. Madigan currently serves as a consultant with Madison Dearborn, and is chairman of the McCormick Tribune Foundation, a director of Morgan Stanley and AT&T Wireless Services, a member of the Board of Overseers of the Hoover Institution and a past chairman of The Chicago Council on Foreign Relations. He also serves as a trustee of Northwestern University, Illinois Institute of Technology, Rush-Presbyterian-St. Luke's Medical Center and the Museum of Television & Radio in New York.

          Christopher J. McGowan became a director in October 2004. Mr. McGowan has been employed by Madison Dearborn since 1999 and currently serves as a Director. Mr. McGowan is a member of the boards of directors of Jefferson Smurfit Group Limited and Auto Trade Center, Inc.

          Samuel M. Mencoff became a director in October 2004. Mr. Mencoff has been employed by Madison Dearborn since 1993 and currently serves as Co-President. From 1987 to 1993, Mr. Mencoff served as Vice President of First Chicago Venture Capital. Mr. Mencoff is a member of the boards of directors of Great Lakes Dredge & Dock Corporation, Bay State Paper Holding Company, Packaging Corporation of America, Jefferson Smurfit Group Limited and Buckeye Technologies, Inc.

          Thomas S. Souleles became a director in October 2004. Mr. Souleles has been employed by Madison Dearborn since 1995 and currently serves as a Managing Director. Mr. Souleles is a member of the boards of directors of Great Lakes Dredge & Dock Corporation, Bay State Paper Holding Company, Packaging Corporation of America and Jefferson Smurfit Group Limited.

          Except as described in this prospectus, there are no arrangements or understandings between any member of the board of directors or executive officer, and any other person pursuant to which that person was elected or appointed to his or her position.

          Our board of directors has the power to appoint our officers. Each officer will hold office for the term determined by the board of directors and until such person's successor is chosen and qualified or until such person's death, resignation or removal.

          There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors after this Offering

          Our amended and restated certificate of incorporation, as in effect immediately prior to this offering, will provide for a classified board of directors consisting of three staggered classes of directors, as nearly equal in number as possible. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2006 for the Class I directors, 2007 for the Class II directors and 2008 for the Class III directors.

          Upon the closing of this offering:

  •
  our Class I directors will be                    ;

  •
  our Class II directors will be                    ; and

  •
  our Class III directors will be                    .

          Our by-laws, as in effect immediately prior to this offering, will provide that the authorized number of directors, which will be seven, may be changed by a resolution adopted by at least two-thirds of our directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors and will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors could have the effect of delaying or preventing changes in control or changes in our management.

          Upon the completion of this offering, our board will consist of seven directors, one of whom will qualify as "independent" according to the rules and regulations of the SEC and the New York Stock Exchange. We expect to add another independent director within 90 days after the effectiveness of the registration statement of which this prospectus is a part and a third independent director within one year after the effective date of the registration statement.

          Following the consummation of this offering, we will be deemed to be a "controlled company" under the rules of the NYSE, and we will qualify for, and intend to rely upon, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of "independent directors" and that our executive compensation and corporate governance and nominating committees be comprised solely of "independent directors," as defined under the rules of the NYSE. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE rules, which require that our audit committee be comprised of independent directors exclusively.

Committees of the Board of Directors

          Our board of directors currently has an audit committee and an executive compensation committee. Prior to or promptly following the completion of this offering, our board of directors will establish a corporate governance and nominating committee. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year.

          Audit Committee.    The audit committee is responsible for (1) selecting the independent auditor, (2) approving the overall scope of the audit, (3) discussing the annual audited financial statements and quarterly financial statements, including matters required to be reviewed under applicable legal, regulatory or NYSE requirements, with management and the independent auditor, (4) discussing earnings press releases, guidance provided to analysts and other financial information provided to the public, with management and the independent auditor, as appropriate, (5) discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, (6) discussing the company's risk assessment and risk management policies, (7) reviewing the company's financial reporting and accounting standards and principles, significant changes in such standards or principles and the key accounting decisions affecting the company's financial statements, (8) reviewing and approving the internal corporate audit staff functions, (9) reviewing the company's internal system of audit, financial and disclosure controls and the results of internal audits, (10) annually reviewing the independent auditor's written report describing the auditing firm's internal quality-control procedures and any material issues raised by the auditing firm's internal quality-control review or peer review of the auditing firm, (11) setting hiring policies for employees or former employees of the independent auditors, (12) reviewing and investigating matters pertaining to the integrity of management, (13) establishing procedures concerning the treatment of complaints and concerns regarding accounting, internal accounting controls or audit matters, (14) meeting separately with management, the corporate audit staff and the independent auditor, (15) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (16) reporting regularly to the full board of directors.

          Our audit committee currently consists of Messrs. Souleles, Mencoff, McGowan and Alsikafi. Prior to the completion of this offering, Mr. Madigan will become a member of the audit committee. Mr. Madigan will be determined to be independent and an "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. We expect to add another independent director to our audit committee within 90 days of the effectiveness of the registration statement of which this prospectus is a part and a third independent director to our audit committee within one year after the effective date of the registration statement.

          Executive Compensation Committee.    The executive compensation committee is responsible for (1) reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and annually evaluating the chief executive officer's performance in light of these goals, (2) reviewing and approving the compensation and incentive opportunities of our executive officers, (3) reviewing and approving employment contracts, severance arrangements, incentive arrangements, change-in-control arrangements and other similar arrangements between us and our executive officers, (4) receiving periodic reports on the company's compensation programs as they affect all employees, (5) reviewing executive succession plans for business and staff organizations and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time. Our compensation committee consists of Messrs. Mencoff, Madigan and Souleles.

          Corporate Governance and Nominating Committee.    Prior to or promptly following the completion of this offering, our board of directors will establish a corporate governance and nominating committee. Our corporate governance and nominating committee's purpose will be to assist our board in identifying individuals qualified to become members of our board of directors, assess the effectiveness of the board and develop our corporate governance principles. This committee will be responsible for (1) identifying and recommending for election individuals who meet the criteria the board has established for board membership, (2) recommending nominees to be presented at the annual meeting of stockholders, (3) reviewing the board's committee structure and recommending to the board the composition of each committee, (4) annually reviewing director compensation and benefits, (5) establishing a policy for considering stockholder nominees for election to our board, (6) developing and recommending a set of corporate governance guidelines and reviewing them on an annual basis and (7) developing and recommending an annual self-evaluation process of the board and its committees and overseeing such self-evaluations.

          Other Committees.    Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Compensation of Executive Officers

          None of our executive officers has received compensation from us prior to the closing of the Acquisition, and therefore all compensation figures cover the period between the closing of the Acquisition and December 31, 2004, the end of our last completed fiscal year. Prior to the closing of the Acquisition, each of our executive officers, other than Mr. Stephens, was employed by, and received compensation from, OfficeMax or its affiliates.

          The following table presents information regarding compensation paid by us relating to the fiscal year ended December 31, 2004 to our chief executive officer and our four next most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2004. These executives are referred to as the "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

			Long Term Compensation
	Annual Compensation
Name and Principal Position			Restricted Stock Awards(3)	All Other Compensation ($)(4)
	Salary ($)(1)	Bonus ($)(2)
W. Thomas Stephens Chairman and Chief Executive Officer	$166,667	$192,128	$0	$438,757
John W. Holleran Executive Vice President, Administration and Chief Legal Officer	83,453	118,179	0	—
Thomas E. Carlile Senior Vice President and Chief Financial Officer	71,230	120,067	0	—
Stanley R. Bell Senior Vice President, Building Materials Distribution	61,865	80,082	0	—
Thomas A. Lovlien Senior Vice President, Wood Products	55,313	71,410	0	—

(1)
Includes amounts deferred under our Savings and Plan. The Savings Plan is a profit-sharing plan intended to be qualified under Section 401(a) of the Internal Revenue Code that contains a cash or deferred arrangement meeting the requirements of Section 401(k) of the Code.

(2)
Represents payments under our variable incentive compensation plan and excellence awards. Of the amounts reported for Messrs. Holleran and Carlile, $22,115 and $38,413, respectively, represent special cash bonuses recognizing their individual contributions to the Acquisition.

(3)
The named executive officers were granted Series C common units of FPH. The Series C common units of FPH are similar in some ways to stock options in a corporation in that they have no value until FPH's equity value appreciates above a specified level. One half of the Series C common units issued to such named executive officers were subject to vesting over a five-year period, and the other half of the Series C common units were subject to vesting only if the original investors achieved a specified rate of return on their total investment in FPH. As of December 31, 2004, the named executive officers held the following Series C common units of FPH:

Series C common units
W. Thomas Stephens	11,183,000
John W. Holleran	2,812,000
Thomas E. Carlile	2,396,000
Stanley R. Bell	1,917,000
Thomas A. Lovlien	851,000

        Upon completion of this offering, all of the Series C common units held by the named executive officers will be converted into the following number of shares of Class A common stock and will be subject to vesting on the same terms as the Series C common units, except that those shares of Class A common stock that would have vested within the two years following the offering date, will vest immediately upon completion of this offering.

Class A common stock
W. Thomas Stephens
John W. Holleran
Thomas E. Carlile
Stanley R. Bell
Thomas A. Lovlien

See "— Management Equity Arrangements," "Certain Relationships and Related Transactions" and "Principal Stockholders."

(4)
Amounts disclosed in this column include the following:

Name	Company matching contributions to the savings plan(a)	Company paid portion of executive officer life insurance	Consulting agreement(b)
W. Thomas Stephens	$1,750	$7,555	$429,452

  (a)
  The company's savings plan is a profit-sharing plan intended to be qualified under Section 401(a) of the Internal Revenue Code that contains a cash or deferred arrangement meeting the requirements of Section 401(k) of the Code.

  (b)
  Payment of consulting fees due for services performed for the company from July 26, 2004 to October 29, 2004.

Stock Option Grants in 2004

          We did not grant any stock options or SARs to our named executive officers during the fiscal year ended December 31, 2004. There were no outstanding options to purchase common stock or SARs held by our named executive officers as of December 31, 2004.

Compensation of Directors

          To the extent any future directors are neither our employees nor our equity investors, such directors may receive fees.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our executive compensation committee. No interlocking relationship exists between the board or directors or the compensation committee of any other company.

Employment Agreement

          Mr. Stephens is party to an employment agreement with us pursuant to which he will serve as our Chairman and Chief Executive Officer. This agreement is scheduled to expire in October 2007, but will be automatically renewed each year thereafter for successive one-year terms unless either party gives the other party 60 days notice prior to the expiration of the then-current term. Mr. Stephens receives an initial annual base salary of $1,000,000, subject to adjustment at the discretion of the board of directors) and will be eligible to receive an annual performance bonus, up to a maximum of 146% of his annual salary, based upon the achievement of performance goals as determined by the compensation committee of our board of directors.

          In the event of termination for reasons other than for cause and other than as a result of expiration and non-renewal of the employment agreement term, or if Mr. Stephens resigns for good reason, as defined in the agreement, subject to his execution of a valid release of employment-related claims, Mr. Stephens will be entitled to receive a lump sum payment of two times the sum of his base salary and target bonus and will remain eligible to participate in our benefit plans for a period of two years. We also maintain a term life insurance policy on Mr. Stephens' life with a face amount of $2,000,000, which policy is payable to beneficiaries designated by Mr. Stephens.

          As part of the agreement, if Mr. Stephens is unable to dispose of certain real and personal property, we will purchase such property from him at fair market value. We intend to promptly dispose of any property purchased in connection with this agreement. Upon the closing of the Acquisition, we also made a one-time payment to Mr. Stephens in exchange for consulting services performed in connection with the Acquisition, totaling approximately $429,000.

          Mr. Stephens has the right under this agreement to be nominated for a position on our board of directors for so long as he is employed under the terms of this agreement. We have also agreed to use our reasonable efforts to have him elected as the chairman of our board during such period. The employment agreement also imposes on Mr. Stephens certain confidentiality, non-compete and non-solicitation obligations. The latter two run throughout his employment period and for two years thereafter.

Severance Agreements

          Prior to the Acquisition, OfficeMax entered into agreements with most of our current executive officers to provide for severance benefits if we terminated the officer after the Acquisition. In connection with the Acquisition, we assumed these agreements and agreed to perform these agreements following the closing of the Acquisition. These agreements generally expire in October 2007. Pursuant to the terms of these severance agreements, each of our named executive officers (other than Mr. Stephens, who was not an officer of OfficeMax) is entitled to the following benefits subject to his execution of a valid release of employment-related claims: if the officer's employment is terminated "without cause" or if the officer terminates employment for "good reason," as such terms are defined in the agreements, the officer will be entitled to severance pay equal to the following: two times the officer's annual base salary plus the greater of (i) the officer's annual target incentive bonus for the year in which the termination occurs or (ii) the officer's incentive bonus for 2004; accrued and unpaid vacation; continuation of two years of all life, disability, accident and healthcare insurance plans and financial consulting services or a lump sum payment equal to 24 times 150% of the sum of the monthly premiums for such insurance plans plus two times the annual allowance for such financial consulting services; and the premium under our supplemental life plan for 24 months following the officer's date of termination. We will also be required to increase the officer's total payments under the agreement to cover any excise taxes imposed by the Internal Revenue Service as a result of such payments.

          Such officer will also be entitled, in addition to the retirement benefits to which the officer would be entitled under our pension plan and excess benefit pension plan, to a monthly benefit to which the officer would have been entitled under OfficeMax's Supplemental Early Retirement Plan, or SERP, (i) commencing on the earliest date that the officer could have elected to begin receiving benefits under the SERP if the officer had satisfied the service, but not the age requirements under the SERP, or (ii) on the officer's date of termination if the officer had satisfied the age, but not the service, requirements under the SERP. For the purposes of calculating the amount of the benefit under the SERP, the officer shall be deemed to have accrued two years of additional service credit at a salary equal to the officer's base salary and target bonus at the time of termination under the pension plan and any supplemental retirement plan in which the officer participates following the officer's date of termination of employment. The officer is also entitled to legal fees incurred to enforce the agreement.

          The severance agreements also provide that the officers will not solicit our managerial-level employees or any of our subsidiaries or affiliates to leave their employment for a period of one year following the officer's date of termination.

          The estimated amount of payments and other benefits (not including legal fees, if any) each named executive officer would receive under the agreement based on 2004 compensation figures (in excess of the benefits to which the officer is entitled without the agreement) is:

Severance Payment
John W. Holleran	$3,254,627
Thomas E. Carlile	3,167,633
Stanley R. Bell	1,697,580
Thomas A. Lovlien	1,903,587

          Payments that would be made subsequent to an officer's termination date have been discounted as of December 31, 2004 at a rate of 4.24%, according to the requirements of Section 280G of the Internal Revenue Code. Actual payments made under the agreements at any future date would vary, depending in part upon what the executive has accrued under the variable compensation plans and benefti plans.

          Prior to the Acquisition, OfficeMax also entered into severance agreements with certain other of our other executive officers, with terms similar to those described above, but which generally provide for one year of compensation and other benefits instead of two years and for one additional year of service credit under our pension and retirement plans rather than two years.

Management Equity Arrangements

          Pursuant to an equity incentive program established shortly after the closing of the Acquisition, approximately 170 of our management-level employees purchased Series B common units of FPH for approximately $18.6 million. Purchasers of FPH Series B common units in this program also received Series C common units of FPH representing the right to participate in our profits after the holders of the FPH Series B common units have received a return of all of their invested capital. The FPH Series C common units are analogous to stock options in a corporation, as they have no value until FPH's equity value appreciates above a specified level. To prevent dilution of Madison Dearborn's interest in Boise Cascade Holdings, L.L.C., FPH was issued Series C common units in Boise Cascade Holdings, L.L.C. to reflect management's equity interest in FPH.

          In connection with this program, the management investors received (1) an aggregate of approximately 4.2% (approximately       % on a fully-diluted basis) of the total FPH Series B common units as of the date of their investment, representing a 3.4% ownership interest in (approximately       % on a fully-diluted basis) our total common equity and (2) FPH Series C common units representing an aggregate of approximately       % of FPH's common equity on a fully-diluted basis, which in turn represents an additional        % of ownership interest in our total pre-offering common equity on a fully-diluted basis. Percentages of our common equity ownership exclude the Series A units held by OfficeMax, which are non-voting and are only eligible to receive distributions up to their liquidation preference. For additional detail on our Series A units, which we expect to redeem in connection with this offering, see "Use of Proceeds."

          Upon completion of this offering, all of the Series B common units of FPH will vest immediately and the portion of the Series C common units of FPH that were scheduled to vest within two years of this offering will vest immediately. The remainder of the FPH Series C common units will vest based on the increase in the value of our business over time. Vesting is dependent upon the internal rate of return earned on Madison Dearborn's investment in FPH. Management will receive a number of shares of our vested and unvested Class A common stock in exchange for their FPH Series C common units based upon the value of our Series C common units as of the time of the offering and the initial public offering price per share, with vesting of such shares of Class A common stock reflecting the vesting terms of management's FPH Series C common units.

          Set forth below is the number of shares of FPH Series B common units and FPH Series C common units held by our executive officers as of December 31, 2004 and the number of shares of our Class A common stock and Class B common stock that we anticipate will be issued to such executive officers based upon an initial offering price of $              per share, representing the mid-point of the range set forth on the cover page to this prospectus.

Name	FPH Series B common units	FPH Series C common units	Class A common stock	Class B common stock
W. Thomas Stephens	4,000,000	11,183,000
John W. Holleran	1,000,000	2,812,000
Stanley R. Bell	740,000	1,917,000
Thomas E. Carlile	850,000	2,396,000
Miles A. Hewitt	660,000	1,598,000
Thomas A. Lovlien	400,000	851,000
Samuel K. Cotterell	150,000	311,000
Karen E. Gowland	225,000	511,000
Judith M. Lassa	225,000	431,000
Wayne M. Rancourt	160,000	337,000
Robert E. Strenge	250,000	431,000

          We will enter into restricted stock agreements with the management investors that will provide for, among other things, repurchase of their unvested shares upon certain events.

Boise Incentive and Performance Plan

          Our board of directors adopted, and our stockholders approved, the Boise Incentive and Performance Plan, or the Boise Plan. The Boise Plan will permit grants of annual incentive awards, stock bonuses, restricted stock, restricted stock units, performance stock, performance units, stock appreciation rights, or SARs, and stock options (including performance based or indexed stock options) to certain of our executive officers, key employees and nonemployee directors, including each of the named executive officers. Plan participants will generally be selected by the executive compensation committee of our board of directors. The Boise Plan is designed to comply with Section 162(m) of the Internal Revenue Code, and it will be administered accordingly.

          A total of                    shares of Class A common stock are reserved for issuance under the Boise Plan. Also, the following shares of stock will again be available for issuance under the Boise Plan: (1) shares subject to an incentive award that is cancelled, expired, terminated, forfeited, surrendered, or otherwise settled without the issuance of any stock; (2) shares of restricted stock that are forfeited; (3) shares tendered to satisfy the exercise price of an option; and (4) shares tendered or withheld to satisfy tax withholding requirements.

          Approximately 300 of our executive officers, key employees and nonemployee directors are eligible to receive awards under the Boise Plan at the discretion of the executive compensation committee. The Boise Plan restricts the number of stock options, SARS, restricted stock, restricted stock units and performance shares that can be granted during any fiscal year. In addition, the Boise Plan also limits the amount that may be paid to a participant for both annual incentive awards and performance units granted in a single fiscal year.

          Awards will become exercisable or otherwise vest at the times and upon the conditions that the executive compensation committee may determine at the time of grant, as reflected in the applicable award agreement. The committee may also make any or all awards performance-based, which means the award will be paid out based on the attainment of specified performance goals, in addition to any other conditions the committee may establish. Awards under the Boise Plan are discretionary. To date, no awards have been granted under this plan.

          Stock Options.    Stock options entitle the holder to purchase shares of our Class A common stock during a specified period at a purchase price set by the executive compensation committee (not less than 100% of the fair market value of the common stock on the grant date). Each option granted under the Boise Plan will be exercisable for a maximum period of 10 years from the date of grant (or for a lesser period if the committee so determines). Participants exercising an option may pay the exercise price by any lawful method permitted by the committee.

          Stock Appreciation Rights.    A SAR is the right, denominated in shares, to receive upon exercise, without payment to the company, an amount equal to the excess of the fair market value of the Class A common stock on the exercise date over the fair market value of the stock on the grant date. Payment will be made in stock. The executive compensation committee may grant SARs to participants as either freestanding awards or as awards related to stock options. For SARs related to an option, the terms and conditions of the grant will be substantially the same as the terms and conditions applicable to the related option, and exercise of either the SAR or the option will cause the cancellation of the other, unless otherwise determined by the committee. The committee will determine the terms and conditions applicable to awards of freestanding SARs.

          Restricted Stock.    Restricted stock is Class A common stock that is transferred or sold by the company to a participant and that is subject to a substantial risk of forfeiture and to restrictions on sale or transfer for a period of time. The executive compensation committee will determine the amounts, terms and conditions (including the attainment of performance goals) of any grant of restricted stock. Except for restrictions on transfer (and any other restrictions that the committee may impose), participants will have all the rights of a stockholder with respect to the restricted stock. Unless the committee determines otherwise, a participant's termination of employment during the restricted period will result in forfeiture of all shares subject to restrictions.

          Restricted Stock Units.    Restricted stock units are similar to restricted stock, except that the shares of stock are not issued to the participant until after the end of the restriction period and any other applicable conditions are satisfied. Restricted stock units may also be paid in cash rather than stock, or in a combination of cash and stock.

          Performance Units.    Performance units, which are the right to receive a payment upon the attainment of specified performance goals, may also be awarded by the executive compensation committee. The committee will establish the applicable performance goals at the time the units are awarded. Payment may be made in cash, stock, or a combination of cash and stock, at the committee's discretion.

          Performance Shares.    Performance shares represent the right to receive a payment at a future date based on the value of the Class A common stock in accordance with the terms of the grant and upon the attainment of specified performance goals. The executive compensation committee will establish the performance goals and all other terms applicable to the grant. Payment may be made in cash, stock, or a combination of cash and stock, at the committee's discretion.

          Annual Incentive Awards.    Annual incentive awards are payments based on the attainment of performance goals specified by the executive compensation committee. Awards are calculated as a percentage of salary, based on the extent to which the performance goals are met during the year, as determined by the committee. Awards are paid in cash, unless the committee determines otherwise.

          Stock Bonuses.    Stock bonus awards, consisting of Class A common stock, may be made at the discretion of the executive compensation committee upon the terms and conditions (if any) determined by the committee.

          Performance Goals.    Awards of restricted stock, performance units, performance shares, annual incentive awards and other awards under the Boise Plan may be subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Internal Revenue Code. These goals may include or be based upon, without limitation, sales; gross revenue; gross margins; internal rate of return; cost; ratio of debt to debt plus equity; profit before tax; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; cash flow; free cash flow; net operating profit; net income; net earnings; net sales or net sales growth; price of our common stock; return on capital, net assets, equity or stockholders' equity; segment income; market share; productivity ratios; expense targets; working capital targets; or total return to stockholders. Performance goals may be used to measure the company's performance as a whole or any subsidiary, business unit or segment of the company, may be adjusted to include or exclude extraordinary items, and may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group, index or other external measure.

          Administration of the Plan.    The Boise Plan is administered by our board's executive compensation committee. The executive compensation committee has the sole discretion and responsibility to grant incentive awards, determine the participants to whom incentive awards shall be granted and establish and administer performance goals, among other things. The board of directors may amend the Boise Plan at any time and may make adjustments to the Boise Plan and outstanding options, without stockholder approval, to reflect a stock split, stock dividend, recapitalization, merger, consolidation or other corporate events. Stockholders must approve amendments that:

  •
  increase the number of shares subject to the plan;

  •
  decrease the grant or exercise price of any stock-based award to less than the fair market value of our Class A common stock on the date of grant;

  •
  materially increase the cost of Boise Plan to the company or the benefits to participants; or

  •
  are required by applicable law to be approved by stockholders.

          The board may terminate the plan at any time. The plan, however, will remain in effect as awards may extend beyond that time in accordance with their terms.

2004 Boise Incentive Award Plan

          For 2004, each of our executive officers received a cash bonus pursuant to the 2004 Boise Incentive Award Plan. These awards were based on the attainment of performance goals related to our net operating profits before taxes. Awards were calculated as a percentage of salary, based on the extent to which the performance goals were met during the year. For 2004, Messrs. Carlile, Holleran and Stephens were eligible to receive up to 65% of the base salary they received from us. Messrs. Bell, Lovlien and Hewitt were eligible to receive up to 55% of the base salary they received from us and Messrs. Strenge, Rancourt and Cotterell, Ms. Lassa and Ms. Gowland were eligible to receive up to 45% of their base salary they received from us.

Defined Benefit Pension Plan for Executive Officers

          We maintain a defined benefit pension plan, which we refer to as the Salaried Pension Plan, for certain salaried employees, including our named executive officers.

          For employees hired before November 2003, our Salaried Pension Plan entitles each vested employee to receive a pension benefit at normal retirement equal to (1) 1.25% of the average of the highest five consecutive years of compensation out of the last 10 years of employment, multiplied by the participant's years of service through December 31, 2003, plus (2) 1% of the average of the highest five consecutive years of compensation out of the last 10 years of employment multiplied by the participant's years of service after December 31, 2003. Under the Salaried Pension Plan, "compensation" is defined as the employee's base salary plus any amounts earned under our variable incentive compensation programs.

          The following table reflects estimated annual benefits payable based on various compensation and years of service combinations.

Salaried Pension Plan Table

	Years of Service
Remuneration
	15	20	25	30	35	40
$300,000	$56,250	$75,000	$93,750	$112,500	$131,250	$150,000
400,000	75,000	100,000	125,000	150,000	175,000	200,000
500,000	93,750	125,000	156,250	187,500	218,750	250,000
600,000	112,500	150,000	187,500	225,000	262,500	300,000
700,000	131,250	175,000	218,750	262,500	306,250	350,000
800,000	150,000	200,000	250,000	300,000	350,000	400,000
900,000	168,750	225,000	281,250	337,500	393,750	450,000
1,000,000	187,500	250,000	312,500	375,000	437,500	500,000
1,200,000	225,000	300,000	375,000	450,000	525,000	600,000
1,400,000	262,500	350,000	437,500	525,000	612,500	700,000
1,600,000	300,000	400,000	500,000	600,000	700,000	800,000

          As shown in the Salaried Pension Plan table above, benefits are computed on a straight-life annuity basis and are not offset by social security or other retirement-type benefits. An employee is 100% vested in his or her pension benefit after five years of service, except for breaks in service. If an employee is entitled to a greater benefit under the plan's formula than the Internal Revenue Code allows for tax-qualified plans, the excess benefits will be paid from our general assets under the unfunded supplemental pension plan. The supplemental pension plan will also provide payments to the extent that participation in the deferred compensation plans has the effect of reducing an individual's pension benefit under the qualified plan. Benefits payable under this supplemental plan are offset by benefits payable under a similar plan maintained by OfficeMax.

          As of December 31, 2004, the average of the highest five consecutive years of compensation and the years of service for each of the named executive officers are as follows:

Name	Compensation(1)	Years of Service(1)
W. Thomas Stephens	N/A	N/A
John W. Holleran	$648,310	26
Thomas E. Carlile	413,930	32
Stanley R. Bell	447,184	34
Thomas A. Lovlien	337,127	26

(1)
Compensation and years of service include amounts attributable to employment with OfficeMax prior to the Acquisition.

Supplemental Early Retirement Plan for Executive Officers

          We maintain a Supplemental Early Retirement Plan for executive officers who: (1) are 55 years old or older (58 years old for executive officers appointed on or after June 1, 2004); (2) have 10 or more years of service); (3) have served as an executive officer for at least five full years; and (4) retire before the age of 65. Eligible executive officers receive an early retirement benefit prior to the age of 65 equal to the benefit calculated under the Salaried Pension Plan without reduction due to the officer's early retirement. Benefits payable under this plan are offset by benefits payable under a similar plan maintained by OfficeMax.

Deferred Compensation Plan

          Our 2004 Key Executive Deferred Compensation Plan is an unfunded plan. Under this plan, executive officers may irrevocably elect to defer receipt of a portion (6% to 25%) of their base salary and up to 100% of their bonus until termination of employment or beyond. A participant's account is credited with imputed interest at a rate equal to 130% of Moody's Composite Average of Yields on Corporate Bonds. In addition, participants may elect to receive their company matching contribution in Boise's deferred compensation plan in lieu of any matching contribution in our Savings Plan. The matching contribution is equal to $0.70 on the dollar up to the first 6% of eligible compensation, plus an additional discretionary match for eligible participants that may vary from year to year. In 2004, the discretionary match was equal to $0.30 on the dollar up to the first 6% of eligible compensation. None of our named executive officers participated in the deferred compensation plan during 2004.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information, as of the date of this prospectus and after giving effect to our conversion into a corporation, regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of the offering and (2) as adjusted to reflect the sale of the shares of Class A common stock in this offering by:

  •
  each person that is a beneficial owner of more than 5% of each class of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors and director designees; and

  •
  all directors, directors designees and named executive officers as a group.

          Unless otherwise noted, beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on                           shares of common stock outstanding as of the date of this prospectus, and              shares of common stock outstanding after the completion of this offering. The table below assumes the underwriters have not exercised their option to purchase additional shares. Unless indicated otherwise in the footnotes, the address of each individual listed in the table is c/o Boise Cascade Company, 1111 West Jefferson Street, Boise, Idaho 83702.

Percentage of Class
Number of Shares Beneficially Owned
Name of Beneficial Owner	Class(1)		Prior to this Offering	After this Offering
Principal stockholders:
Forest Products Holdings, L.L.C.(2)	Class B
OfficeMax Incorporated(3)	Class B
Directors and named executive officers:
W. Thomas Stephens	Class A Class B
John W. Holleran	Class A Class B
Thomas E. Carlile	Class A Class B
Stanley R. Bell	Class A Class B
Thomas A. Lovlien	Class A Class B
Zaid F. Alsikafi(4)	—	—	—	—
George J. Harad	Class B
John W. Madigan(5)	Class B
Christopher J. McGowan(4)	—	—	—	—
Samuel M. Mencoff(6)	Class B
Thomas S. Souleles(6)	Class B
All directors, director designees and named executive officers as a group (8 persons)

*
Less than 1%

(1)
Our shares of Class A common stock and Class B common stock are identical, except with respect to dividend and conversion rights. See "Description of Capital Stock" for more information regarding the terms of our Class A common stock and Class B common stock.

(2)
Forest Products Holdings, L.L.C. is controlled by Madison Dearborn Partners IV, L.P. ("MDP IV"). Madison Dearborn Partners, LLC ("MDP LLC") is the ultimate sole general partner of MDP IV and, as a result, may be deemed to have voting and investment power over the shares held by FPH. The Board of Directors of FPH is comprised of Messrs. Stephens, Mencoff, Souleles, McGowan and Alsikafi. The address for FPH is c/o Boise Cascade Company, 1111 West Jefferson Street, Boise, Idaho 83702, and the address for MDP IV and MDP LLC is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, 70 West Madison Street, Chicago, Illinois 60602

(3)
The address for OfficeMax Incorporated is 150 Pierce Road, Itasca, Illinois 60143.

(4)
Messrs. McGowan and Alsikafi are each employed by MDP LLC and each have a pecuniary interest in the shares held by FPH. Messrs. McGowan and Alsikafi expressly disclaim beneficial ownership except to the extent of their pecuniary interest therein.

(5)
Mr. Madigan is an investor in FPH and the shares listed in the table represent Mr. Madigan's proportionate ownership interest in the shares held by FPH. Mr. Madigan does not exercise voting or investment power over any of the shares held by FPH.

(6)
Messrs. Mencoff and Souleles are Managing Directors of MDP LLC, which is the ultimate sole general partner of MDP IV, which controls FPH. As a result, Messrs. Mencoff and Souleles may be deemed to share beneficial ownership of the shares owned by FPH. Messrs. Mencoff and Souleles expressly disclaim beneficial ownership of the shares owned by FPH except to the extent of their pecuniary interest therein. The address of Messrs. Mencoff and Souleles is
c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, 70 West Madison Street, Chicago, Illinois 60602.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Acquisition

          In connection with the Acquisition, FPH entered into an asset purchase agreement with OfficeMax and certain other parties, as described below. FPH and/or certain of its subsidiaries also entered into a paper supply agreement, the additional consideration agreement, aviation services agreement, registration rights agreements and a mutual administrative service agreement with OfficeMax.

          Under the asset purchase agreement entered into in connection with the Acquisition, FPH acquired OfficeMax's paper, packaging and newsprint operations, wood products manufacturing, building materials distribution and timberlands operations for an aggregate purchase price of $3.9 billion in cash and installment notes, including fees and expenses. Of the purchase price, $1.7 billion was allocated to the timberlands operations and $2.2 billion was allocated to the remaining assets. FPH owns and operates the paper and forest products businesses through us. The timberlands operations were sold by Boise Land & Timber Corp., a sister corporation that is majority-owned by FPH, on February 4, 2005. See "— Timberlands Sale."

          For five years after the closing of the Acquisition, OfficeMax may not compete with us anywhere in the United States in the businesses purchased in the Acquisition, nor may OfficeMax induce or attempt to induce any customer to terminate or reduce its relationship with us.

          Until October 29, 2006, we must maintain health and welfare benefit plans, defined contribution retirement plans and severance benefits that will provide transferred employees with plans and benefits that are, in the aggregate, comparable to those offered prior to the closing by OfficeMax.

          We currently indemnify and hold harmless each of our present or former officers, directors or employees and those of our subsidiaries against all claims, losses, liabilities, damages and other costs and expenses arising out of or pertaining to the fact that the indemnified party is or was an officer, director or employee of ours or our subsidiaries for matters existing or occurring prior to the completion of the Acquisition.

          The asset purchase agreement contains customary representations, warranties and covenants. For purposes of post-closing indemnification, the representations and warranties generally survive until April 29, 2006. Representations and warranties relating to employees and environmental laws survive until October 29, 2009, and certain representations, such as those relating to corporate organization, authority, ownership and sufficiency of assets, do not expire. The sellers' indemnification obligations with respect to breaches of representations and warranties are, with certain exceptions, subject to a deductible of $20.7 million and are capped at $248.9 million. We are also indemnified with respect to certain pre-closing liabilities, including environmental, asbestos, tax, benefits and other legacy liabilities.

  Purchase of Equity Interests in Us and Boise Land & Timber Holdings Corp.

          In connection with the Acquisition, FPH and OfficeMax capitalized us with approximately $338.9 million in equity capital, $302.5 million of which consisted of Series B common units and $36.4 million of which consisted of series A common units. Boise Land & Timber Holdings Corp. was capitalized in connection with the Acquisition with approximately $276.1 million in equity capital in the form of common stock, $246.5 million of which consists of Series B common stock and $29.6 million of which consists of series A common stock.

          FPH was issued approximately 80.1% of each of our Series B common units and Boise Land & Timber Holdings Corp.'s series B common stock in exchange for cash contributions of approximately $242.4 million and $197.6 million, respectively. OfficeMax was issued approximately 19.9% of our Series B common units and all of our series A units in exchange for cash contributions of $60.1 million and $36.4 million, respectively. An affiliate of OfficeMax was issued approximately 19.9% of the Boise Land & Timber Holdings Corp.'s Series B common stock and all of its Series A common stock in exchange for cash contributions of $48.9 million and $29.6 million, respectively.

          In addition, on December 12, 2004, we and Boise Land & Timber Holdings Corp. each issued additional equity securities to FPH so that both FPH and OfficeMax would proportionately bear any dilution caused by the 35,600,120 FPH Class C units issued to 170 of our senior managers on such date.

  Paper Supply Agreement

          In connection with the Acquisition, we entered into a twelve-year paper supply contract with OfficeMax under which OfficeMax purchases from us all of its North American requirements for cut-size office paper, to the extent we choose to supply such paper to them, through December 2012. OfficeMax's purchase obligations under the agreement will phase out over a four-year period beginning one year after the delivery of notice of termination, but not prior to December 31, 2012.

  Additional Consideration Agreement

          In connection with the Acquisition, we entered into a six-year agreement with OfficeMax under which OfficeMax will pay us $710,000 for each dollar by which the average market price per ton of a specified benchmark grade of cut-size office paper during any twelve-month period ending on an anniversary of the closing of the Acquisition, or the annual paper price, is less than $800 per ton, and we will pay $710,000 to OfficeMax for each dollar by which the annual paper price exceeds $920 per ton. Neither party will be obligated to make payments under the agreement (i) in excess of $45.0 million in any one year or (ii) in excess of $125.0 million in the aggregate during the first four years following the closing, $115.0 million in the aggregate if the determination is made during the fifth year following the closing, and $105.0 million in the aggregate if the determination is made during the sixth year following the closing, in each case net of payments received (the "Maximum Aggregate Consideration"). If a party has paid the Maximum Aggregate Consideration during the first four years following the closing, the party will not be entitled to recoup in years five or six the amount previously paid in excess of the Maximum Aggregate Consideration applicable in years five and six. This agreement is scheduled to expire as of the earliest of (i) six years after the closing, (ii) the sale of 50% or more of the outstanding common equity (as measured on October 29, 2004) of Boise Cascade, L.L.C., our subsidiary, in an underwritten public offering, (iii) the sale or transfer by Boise Cascade, L.L.C. of more than 50% of its common equity in Boise White Paper, L.L.C. (the subsidiary that operates our Paper business) and (iv) termination by either party upon a payment default by the other party not cured within 30 days. In connection with the asset purchase agreement, FPH represented to OfficeMax that no change of control or sale transaction involving the white paper business was contemplated as of that date and that FPH will not sell its white paper business during the first six months after closing. We do not anticipate that the completion of this offering will trigger the expiration of the additional consideration agreement.

          Any payments made pursuant to the additional consideration agreement will be treated as adjustments to the purchase price for the Acquisition.

  Shared Service Agreements with OfficeMax

          Concurrently with the Acquisition, we and OfficeMax entered into a mutual administrative services agreement pursuant to which we and OfficeMax exchange certain accounting and financial management, legal, human resources and transportation services for terms ending between six and ten months after the Acquisition. Substantially all of the services to be performed under this agreement are provided by us for OfficeMax. In addition, we also entered into an aviation services agreement under which we agreed to provide aviation services to OfficeMax for an initial term of six months following the Acquisition, subject to extension at both parties' option. Fees for substantially all of the services provided under these agreements equal the provider's cost.

  Registration Rights Agreement

          In connection with the Acquisition, we entered into a registration rights agreement with FPH and OfficeMax with respect to their equity interests. Pursuant to the registration rights agreement, upon the completion of this offering, (a) FPH will have rights to demand (1) an unlimited number of long-form registrations where we pay all expenses, other than underwriting discounts and commissions, (2) an unlimited number of short-form registrations where we pay all expenses, other than underwriting discounts and commissions and (3) an unlimited number of long-form registrations in which FPH pays all expenses, and (b) OfficeMax will have rights to demand (1) two long-form registrations where we pay all expenses, other than underwriting fees and expenses, (2) unlimited short-form registrations in which we pay all expenses, other than underwriting fees and expenses, and (3) five long-form registrations in which OfficeMax pays all expenses. Each of FPH and OfficeMax are also entitled to ratable participation in registrations by us and other stockholders. Each of FPH and OfficeMax will also agree not to effect any public sale of our shares during the seven days prior to and 180 days after an underwritten public offering.

  Acquisition Fees

          At the closing of the Acquisition, Madison Dearborn received a fee of $40 million. Madison Dearborn may be paid additional fees from time to time in the future for providing management, consulting or advisory services and will be reimbursed for all future expenses incurred in connection with its investment in us.

          Messrs. Mencoff, Souleles, McGowan and Alsikafi, who are our directors, are employed by Madison Dearborn, which will indirectly own approximately    % of our common stock following this offering.

Relationship between Us and Boise Land & Timber Holdings Corp.

          Prior to the Timberlands Sale, FPH operated our business and the timberlands operations through two direct, majority-owned subsidiaries. The timberlands operations supplied timber to us at prices that approximated market prices. During the nine months ended September 30, 2004, our fiber purchases from the timberlands operations were $86.4 million and were reflected as "fiber costs from related parties" in our statement of income. These sales, as well as the allocation of certain corporate, overhead and labor costs, were reflected through the adjustment of an intercompany note. See "—Loans between Us and Boise Land & Timber Corp." and Note 4 to the financial statements of Boise Forest Products Operations included in this prospectus.

Loans between Us and Boise Land & Timber Corp.

          In connection with the Acquisition, our subsidiary, Boise Cascade, L.L.C., loaned $164 million to Boise Land & Timber Corp., a subsidiary of Boise Land & Timber Holdings Corp., a sister corporation that is majority-owned by FPH. This note bore interest at a rate of 6% per annum. The principal amount of the note was adjusted from time to time to reflect the payments between these companies for allocated costs and expenses. This loan had a balance, including accrued interest, of $159.5 million on February 4, 2005 and was repaid in connection with the Timberlands Sale.

          In connection with the Timberlands Sale, Boise Land & Timber Corp. loaned Boise Cascade, L.L.C. $247.3 million of the proceeds from such sale to make a mandatory repayment of indebtedness under our senior credit facilities. This note bears interest at 8% per annum, compounded semi-annually and will be repaid with a portion of the proceeds of this offering. See "Use of Proceeds."

Timberlands Sale

          On February 4, 2005, we and Boise Land & Timber Corp., an indirect subsidiary of Boise Land & Timber Holdings Corp., completed the Timberlands Sale to entities controlled by Forest Capital Partners, LLC for an aggregate purchase price of $1,650 million, with net cash proceeds of $1,632 million after fees and expenses. The purchase and sale agreement entered into in connection with the Timberlands Sale contains customary representations, warranties and covenants. For purposes of post-closing indemnification, our representations, warranties and pre-closing covenants generally survive until February 4, 2006. Our indemnification obligations with respect to breaches of representations, warranties and pre-closing covenants are, with certain exceptions, subject to a deductible of $16.5 million and are capped at $100.0 million. In addition, FPH assigned to Forest Capital all rights to indemnification to which FPH would otherwise be entitled with respect to the timberlands operations in respect of the asset purchase agreement entered into in connection with the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Effects of Recent Transactions — Effect of Timberlands Sale."

          We received an aggregate of $407.5 million in connection with the Timberlands Sale, including $159.5 million paid by Boise Land & Timber Corp. in satisfaction of an intercompany note issued to us concurrently with the Acquisition and $247.3 million in the form of a loan from Boise Land & Timber Corp. We used all of these amounts to reduce amounts outstanding under our tranche B term loan. In addition, Boise Land & Timber Corp. used $1,225.0 million of the proceeds from the sale of the timberlands operations to repay amounts owing under its tranche C term loan.

Proceeds of this Offering

          Our board of directors intends to declare and pay a dividend to holders of our Class B common stock in the amount of $175.2 million (assuming an initial public offering price of $         , the midpoint of the range set forth on the cover of this prospectus), of which $140.4 million will be payable to FPH and $34.8 million will be payable to OfficeMax. Madison Dearborn and members of our management, as equityholders in FPH, will indirectly receive this dividend. We will also use approximately $38.0 million of the proceeds from this offering to redeem from OfficeMax all of our outstanding preferred stock, plus accrued and unpaid dividends. See "Reorganization as a Corporation" for details on the proposed conversion of our Series A units into preferred stock.

          We will use a portion of the proceeds of this offering to repay the loan to Boise Land & Timber Corp., a subsidiary of Boise Land & Timber Holdings Corp., plus accrued interest. In connection with the Timberlands Sale, Boise Land & Timber Corp. loaned approximately $247.3 million of the proceeds to Boise Cascade, L.L.C., our subsidiary. Boise Land & Timber Corp. will distribute the proceeds from the repayment of this loan to its parent, Boise Land & Timber Holdings Corp. in order to fund the redemption of its Series A stock from an affiliate of OfficeMax, plus accrued and unpaid dividends. The preferred stock will have a liquidation preference as of May 1, 2005 of $30.8 million and accrues dividends at a rate of 8% per annum. Boise Land & Timber Holdings Corp. will use the remainder of these proceeds to pay a dividend to the holders of its Series B common stock. Madison Dearborn and certain of our executive officers, as equityholders in FPH, and an affiliate of OfficeMax, will indirectly receive this dividend.

          The following chart sets forth the estimated amount of the net proceeds of this offering that would be received by FPH, OfficeMax and its subsidiary and by each of our named executive officers, assuming the offering was consummated on May 1, 2005.

Holder	Proceeds
(dollars in thousands)
Madison Dearborn Capital Partners IV, L.P.	$
OfficeMax Incorporated and its subsidiary
W. Thomas Stephens
John W. Holleran
Thomas E. Carlile
Stanley R. Bell
Thomas A. Lovlien

DESCRIPTION OF CERTAIN DEBT

Senior Credit Facilities

  General

          In connection with the Acquisition, we entered into term loan and revolving credit facilities, which we refer to as our senior credit facilities, with JPMorgan Chase Bank, N.A. as administrative agent, J.P. Morgan Securities Inc. and Lehman Brothers Inc. as joint-lead arrangers and joint book-runners and Lehman Commercial Paper Inc. as syndication agent. Under the term loan facilities, Boise Cascade, L.L.C., one of our direct subsidiaries, borrowed a seven-year tranche B term loan in a principal amount of $1,330.0 million and Boise Land & Timber Corp., a sister corporation, borrowed a six-year tranche C term loan in a total principal amount of $1,225.0 million. In February 2005, Boise Land & Timber Corp. repaid in full the tranche C term loan from the proceeds of the Timberlands Sale. Also in February 2005, Boise Cascade, L.L.C. prepaid $407.5 million of the tranche B term loan with the amounts it received from Boise Land & Timber Corp. as a repayment of a loan. Boise Cascade, L.L.C. is the borrower under the six-year revolving credit facility, which has a principal amount of up to $400.0 million, available for general corporate purposes, subject to certain conditions.

  Guarantees and Security Interests

          The obligations under our senior credit facilities and any interest rate protection and other permitted hedging arrangements and overdrafts resulting from cash management arrangements, in each case entered into with one of the lenders under our senior credit facilities, are jointly and severally guaranteed by us and by each of our existing or subsequently organized domestic subsidiaries, which we refer to collectively as Guarantors.

          Our borrowings under our senior credit facilities and the guarantees described above are (subject to limited exclusions) secured by:

  •
  a perfected first priority pledge of all of the capital stock or other equity interest of each of our subsidiaries (which pledge, in the case of voting equity of any foreign subsidiaries, is 65% of the voting equity of first-tier foreign subsidiaries); and

  •
  a perfected first priority security interest in, and mortgages on, substantially all of our and the Guarantors' tangible and intangible assets (including accounts, chattel paper, deposit accounts, instruments, letter of credit rights, inventory, equipment, commercial tort claims, intellectual property, intercompany indebtedness, general intangibles, real property), cash and proceeds of the foregoing.

  Interest Rates and Fees

          Borrowings under our senior credit facilities bear interest, at our option, at either, in the case of the revolving credit facility, Adjusted LIBOR plus an interest rate spread based upon our leverage ratio, ranging from 1.50% to 2.25%, or the alternate base rate plus an interest rate spread based upon our leverage ratio, ranging from 0.50% to 1.25%, and, in the case of the tranche B term loan, Adjusted LIBOR plus 2.25% or the alternate base rate plus 1.25%. Adjusted LIBOR is the rate appearing on Page 3750 of the Dow Jones Market Service, plus statutory reserve requirements. Our credit agreement defines the alternate base rate as the higher of (1) the prime rate announced by JPMorgan Chase Bank, N.A. or (2) the federal funds effective rate plus 0.50%.

          Letters of credit are subject to a 0.25% fronting fee, payable to the issuing bank, and a fee payable to the lenders equal to the product of the margin applicable to Adjusted LIBOR borrowings under our revolving credit facility multiplied by the daily average amount available for drawing under the letters of credit. In addition, the senior credit facilities provide for an annual administration fee to be paid to the administrative agent, and a commitment fee of 0.50% per annum on the average daily unused amount under the revolving credit facility to be paid to the lenders.

  Mandatory and Optional Repayment

          Subject to certain exceptions and limitations, including, under some circumstances, for reinvestment of proceeds, we are required to prepay outstanding term loans under our senior credit facilities with 50% of our excess cash flow (as defined in our credit agreement), 100% of the net cash proceeds of certain asset dispositions, 100% of casualty or condemnation proceeds, 100% of the net cash proceeds of issuances of debt (other than debt permitted to be outstanding under our credit agreement) and 50% of the net cash proceeds of certain issuances of equity, including this offering. We will seek a consent from lenders under our credit agreement, or an amendment and restatement of our senior credit facilities, to permit the use of the equity proceeds as described in this prospectus and to permit future dividend payments on our common stock. See "— Required Consent."

          We may voluntarily prepay loans or reduce commitments under our senior credit facilities at any time, in whole or in part, subject to minimum amounts. If we prepay Adjusted LIBOR loans at any time other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.

  Covenants

          Our senior credit facilities contain negative and affirmative covenants affecting us and each of our existing and future direct and indirect subsidiaries, with certain exceptions as set forth in the credit agreement. Our senior credit facilities contain, among others, the following negative covenants and restrictions: limitations on indebtedness, preferred stock, dividends and other restricted junior payments, redemptions and repurchases of capital stock, liens and sale-leaseback transactions, loans and investments, mergers, consolidations, liquidations, recapitalizations, acquisitions and asset sales, transactions with affiliates, changes in business conducted, amendments of debt and other material agreements, prohibitions on certain debt prepayments and redemptions and repurchases of interest rate swap agreements. Our senior credit facilities also require us and our existing and future direct and indirect wholly-owned subsidiaries, with certain exceptions set forth in our credit agreement, to meet certain financial covenants and ratios, in particular a leverage ratio, an interest coverage ratio and a limitation on capital expenditures.

          Our senior credit facilities contain, among others, the following affirmative covenants: delivery of financial and other information to the administrative agent, notice to the administrative agent of the occurrence of certain material events, maintenance of corporate existence and rights, payment of obligations, maintenance of properties and insurance, access to books and properties by the lenders, compliance with laws, further assurances, payment of taxes and maintenance of interest rate protection agreements.

  Events of Default

          Our senior credit facilities specify certain events of default, including: failure to pay principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, cross events of default and cross accelerations to other material indebtedness, certain bankruptcy and insolvency events, certain ERISA events, certain undischarged judgments, change of control, failure to maintain liens on the collateral and invalidity of guarantees or security or other loan documents.

  Required Consent

          Our credit agreement currently requires that 50% of all proceeds received by us in connection with this offering be applied to prepay indebtedness under the senior credit facilities. In order to complete the offering and apply the net proceeds in the manner set forth in "Use of Proceeds," as well as pay regular dividends on our common stock, we will be required to obtain a consent from the lenders under the credit agreement. Alternatively, we may seek to amend and restate our senior credit facilities prior to this offering. The terms and conditions of any consent under, or amendment and restatement of, our senior credit facilities are currently being discussed with our lenders.

Senior Floating Rate Notes and Senior Subordinated Notes

  General

          Two of our subsidiaries, Boise Cascade, L.L.C. and Boise Cascade Finance Corporation, are co-issuers of $250.0 million in aggregate principal amount of Senior Floating Rate Notes due 2012 and $400.0 million in aggregate principal amount of 7 1/8% Senior Subordinated Notes due 2014 under an indenture dated October 29, 2004 among the co-issuers, the guarantors named therein and U.S. Bank National Association, as trustee. Interest on the senior floating rate notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 2.875%. The co-issuers may issue an unlimited principal amount of additional notes having identical terms and conditions as the original notes, provided that we are in compliance with the covenants contained in the indenture. Any additional notes of either series will be part of the same issue as the currently outstanding notes of that series and will vote on all matters with the holders of the original notes. The senior floating rate notes mature on October 15, 2012 and the senior subordinated notes mature on October 15, 2014. Interest on the senior floating rate notes is payable quarterly on January 15, April 15, July 15 and October 15 of each year. Interest on the senior subordinated notes is payable semi-annually on April 15 and October 15 of each year. The net proceeds of the sale of the senior floating rate notes and the senior subordinated notes were used, together with the other debt and equity financings, to fund the Acquisition.

  Ranking

          Senior Floating Rate Notes.    The senior floating rate notes are general unsecured obligations of the co-issuers and rank senior in right of payment to all of our existing and future indebtedness that is expressly subordinated in right of payment to the senior floating rate notes. The senior floating rate notes rank equally in right of payment with all of our existing and future indebtedness that is not so subordinated and are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets that secure that indebtedness and to liabilities of our subsidiaries that do not guarantee the senior floating rate notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the co-issuers or guarantors of the senior floating rate notes or upon a default in payment with respect to, or the acceleration of, any indebtedness under the senior credit facilities or other secured indebtedness, the assets that secure such indebtedness will be available to pay obligations on the senior floating rate notes and the related guarantees only after all indebtedness under the senior credit facilities and other secured indebtedness have been repaid in full from such assets.

          Senior Subordinated Notes.    The senior subordinated notes are general unsecured obligations of the co-issuers and rank junior in right of payment to all of our existing and future senior indebtedness, including any indebtedness under our senior credit facilities and the senior floating rate notes, and any guarantees thereof. The senior subordinated notes rank equally in right of payment with any of our existing and future senior subordinated indebtedness and senior in right of payment to any of our future indebtedness that is expressly subordinated. The senior subordinated notes are effectively subordinated to all of our secured indebtedness to the extent of the value of the assets that secure that indebtedness and to liabilities of our subsidiaries that do not guarantee the senior subordinated notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the co-issuers or guarantors of the senior subordinated notes or upon a default in payment with respect to, or the acceleration of, any indebtedness under the senior credit facilities or other secured indebtedness, the assets that secure such indebtedness will be available to pay obligations on the senior subordinated notes and the related guarantees only after all indebtedness under the senior credit facilities and other secured indebtedness have been repaid in full from such assets.

  Note Guarantees

          We and all of our domestic subsidiaries (other than the co-issuers) have, jointly and severally, unconditionally guaranteed on a senior unsecured basis the co-issuers' obligations under the senior floating rate notes and guaranteed on a senior subordinated unsecured basis the co-issuers' obligations under the senior subordinated notes.

  Optional Redemption

  Senior Floating Rate Notes

          We may redeem all or a part of the senior floating rate notes at any time at the following redemption prices (expressed as a percentage of the principal amount) plus accrued interest to the redemption date if redeemed during the 12-month period commencing on October 15 of the years set forth below:

Period	Redemption Price
2004	103.000%
2005	102.000%
2006	101.000%
2007 and thereafter	100.000%

  Senior Subordinated Notes

          Optional Redemption on and after October 15, 2009.    On and after October 15, 2009, we may redeem all or a part of the senior subordinated notes at any time at the following redemption prices (expressed as a percentage of the principal amount) plus accrued interest to the redemption date if redeemed during the 12-month period commencing on October 15 of the years set forth below:

Period	Redemption Price
2009	103.563%
2010	102.375%
2011	101.188%
2012 and thereafter	100.000%

          Optional Redemption from Proceeds of Equity Offerings.    Prior to October 15, 2007, we may at our option, on one or more occasions, redeem senior subordinated notes in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the senior subordinated notes originally issued at a redemption price (expressed as a percentage of principal amount) of 107.125%, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more equity offerings; provided that (1) at least 60% of such aggregate principal amount of senior subordinated notes remains outstanding immediately after the occurrence of each such redemption (other than senior subordinated notes held, directly or indirectly, by the issuers or their affiliates) and (2) each such redemption occurs within 90 days after the date of the related equity offering.

          Make-Whole Redemption.    Prior to October 15, 2009, we may redeem the senior subordinated notes in whole or in part on one or more occasions upon not less than 30 nor more than 60 days' notice at a redemption price equal to the sum of:

  (1)
  100% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date; plus

  (2)
  the applicable Make-Whole Amount, if any.

          The term "Make-Whole Amount" means, in connection with any optional redemption of any senior subordinated note, the greater of (1) 1.0% of the principal amount of such senior subordinated note and (2) the excess, if any, of (A) the aggregate present value as of the date of such redemption of the redemption price of such senior subordinated note on October 15, 2009 (as set forth in the table above) and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such senior subordinated note through October 15, 2009 if such redemption had not been made, determined by discounting, on a semiannual basis, such redemption price and interest at the Treasury Rate (determined on the business day preceding the date of such redemption) plus 0.5%, from the respective dates on which such redemption price and interest would have been payable if such redemption had not been made, over (B) the principal amount of the senior subordinated note being redeemed.

          "Treasury Rate" means, in connection with the calculation of any Make-Whole Amount with respect to any senior subordinated note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled by and published in the most recent Statistical Release that has become publicly available at least two business days prior to the redemption date, equal to the period from the redemption date to October 15, 2009. If no maturity exactly corresponds to such period, yields for the published maturities occurring prior to and after such maturity most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Treasury Rate shall be interpolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month.

          "Statistical Release" means the statistical release "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by the Trustee.

  Change of Control

          If we experience certain kinds of changes of control, we will be required to offer to repurchase the notes at a price equal to 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. This offering will not result in a change in control for purposes of the notes.

  Events of Default

          The indenture governing the notes contains customary events of default, including payment defaults, covenant defaults, certain cross-defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, judgment defaults, and failure of any guaranty of the notes to be in full force and effect.

  Covenants

          The indenture governing the notes contains covenants for the benefit of the holders of the notes that, among other things, limit our ability to:

  •
  make certain payments in respect of equity;

  •
  incur additional indebtedness;

  •
  create liens on our assets;

  •
  incur payment restrictions affecting restricted subsidiaries;

  •
  enter into transactions with our stockholders and affiliates;

  •
  sell or issue capital stock of restricted subsidiaries;

  •
  sell assets; and

  •
  enter into merger, consolidation or sale transactions involving substantially all of our assets.

          These limitations are subject to qualifications and exceptions.

          The indenture governing the notes prohibits us from paying dividends or making other distributions unless certain conditions are satisfied. Specifically, we are only permitted to pay dividends and make other distributions if (1) no default has occurred and is continuing (or would result therefrom) under the indenture, (2) our consolidated coverage ratio, as defined in the indenture, is at least 2.0 to 1.0 after giving effect to such dividend or distribution and (3) the aggregate amount of such dividend or distribution and all other restricted payments, as defined in the indenture, declared or made since October 29, 2004 does not exceed the sum of:

  •
  50% of our consolidated net income since October 29, 2004 (or, in case such consolidated net income shall be a deficit, minus 100% of such deficit);

  •
  100% of the aggregate net cash proceeds and 100% of the aggregate net fair value of property other than cash received by us from the issuance or sale of capital stock subsequent to October 29, 2004;

  •
  the amount by which our indebtedness is reduced by the conversion or exchange after October 29, 2004 of any indebtedness convertible or exchangeable for our capital stock; and

  •
  the amount equal to the net reduction in restricted investments made after October 29, 2004.

          Notwithstanding such restrictions, the indenture permits us to make restricted payments in an aggregate amount of $35.0 million, whether or not the foregoing formula or the conditions to its use are satisfied, other than the requirement that no default has occurred and is continuing (or would result therefrom). The payment of dividends pursuant to this exception would, however, reduce the amount of dividends that would be payable pursuant to the formula described above.

  Exchange Offer

          We have agreed with the holders of the notes to exchange all of the notes for exchange notes, which exchange notes will have terms that are substantially the same as those of the notes, but will be registered under the Securities Act. We will not receive any proceeds as a result of this exchange.

DESCRIPTION OF CAPITAL STOCK

          Our authorized capital stock consists of    shares of common stock, 0.01 par value per share,    shares of which are designated Class A common stock and    shares of which are designated Class B common stock, and    shares of preferred stock, par value $.01 per share. Upon completion of the offering,             shares of Class A common stock and    shares of Class B common stock will be issued and outstanding. We refer to the Class A common stock and the Class B common stock collectively as the "common stock." The discussion set forth below describes our capital stock, certificate of incorporation and by-laws as they will be in effect upon consummation of this offering. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws and by the provisions of applicable law. Our certificate of incorporation and by-laws are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

          All of our existing common stock is, and the shares of Class A common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. Set forth below is a brief discussion of the principal terms of our common stock.

          Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see "Dividend Policy." Our amended and restated certificate of incorporation provides that in             , 2005, our board of directors will declare, and we will pay, out of any funds legally available therefor, a dividend to the holders of our Class B common stock in the amount of $175.2 million (assuming an initial public offering price of $         , the midpoint of the range set forth on the cover page of this prospectus). This special dividend will be payable to the holders of Class B common stock on the record date established by our board of directors.

          Voting Rights.    Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. The holders of Class A common stock and Class B common stock will vote as a single class on all matters with respect to which the holders of common stock are entitled to vote, except as otherwise required by law and except that, in addition to any other vote of stockholders required by law, the approval of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, is also required to approve any amendment to our amended and restated certificate of incorporation or by-laws, whether by merger, consolidation or otherwise by operation of law, which would adversely affect the rights of the holders of Class B common stock.

          Preemptive or Similar Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

          Conversion Rights.    The Class A common stock is not convertible. The Class B common stock may be converted at any time at the option of the holder into Class A common stock. The Class B common stock and will be automatically converted upon the conversion of a majority of the Class B common stock.

          Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

          NYSE Listing.    We intend to apply to include the Class A common stock for trading on the NYSE under the symbol "BCC." The Class B common stock will not be listed on any exchange.

Preferred Stock

          Following this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and By-laws

          Our amended and restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by our board of directors.

          These provisions include:

          Classified Board.    Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the by-laws. Our amended and restated certificate of incorporation and the by-laws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by two-thirds of the board of directors. Stockholders will not be permitted to call a special meeting or to require the board to call a special meeting.

          Action by Written Consent; Special Meetings of Stockholders.    Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our president, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

          Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

          Super Majority Approval Requirements.    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless either a corporation's certificate of incorporation or by-laws require a greater percentage. Our amended and restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors will be required to amend, alter, change or repeal specified provisions. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

          Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

          Section 203 of the Delaware General Corporation Law provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

          Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Limitations on Liability and Indemnification of Officers and Directors

          Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers.

Corporate Opportunities

          Our amended and restated certificate of incorporation renounces any interest or expectancy of us in business opportunities that are offered to officers, directors or stockholders who are not employees of us or one of our subsidiaries to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

                                                                will be appointed as the transfer agent and registrar for our Class A common stock upon completion of this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

          The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of Class A common stock that may be relevant to you if you are a non-United States Holder. In general, a "non-United States Holder" is any person or entity that is, for United States federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations. This discussion is limited to non-United States Holders who hold shares of Class A common stock as capital assets. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished United States citizenship or residence.

          If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

          EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

          If dividends are paid, as a non-United States Holder you will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payor an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-United States Holder that is a partnership or other pass through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

          If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of yours, those dividends will be subject to United States federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided an Internal Revenue Service Form W-8ECI, or successor form, is filed with the payor. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

          You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

          If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

          As a non-United States Holder, you generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of Class A common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to your United States permanent establishment (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or such lower rate as may be specified by an applicable income tax treaty);

  •
  you are an individual who holds the Class A common stock as a capital asset and are present in the United States for 183 or more days in the taxable year of the sale or other disposition and other conditions are met; or

  •
  we are or become a United States Real Property Holding Corporation (USRPHC). If we were to become a USRPHC, then gain on the sale or other disposition of Class A common stock by you generally would not be subject to United States federal income tax provided:

  •
  the common stock was "regularly traded on an established securities market"; and

  •
  you do not actually or constructively own more than 5% of the common stock during the shorter of (1) the five-year period preceding the disposition or (2) your holding period.

Federal Estate Tax

          If you are an individual, Class A common stock held at the time of your death will be included in your gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

          We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

          Backup withholding is generally imposed at a rate currently not to exceed 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on your common stock at a rate currently not to exceed 28% unless you certify your non-United States status. Dividends subject to withholding of United States federal income tax as described above would not be subject to backup withholding.

          The payment of proceeds of a sale of Class A common stock effected by or through a United States office of a broker is subject to both backup withholding and information reporting unless you provide the payor with your name and address and you certify your non-United States status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Class A common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a United States person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more United States persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-United States Holder and certain other conditions are met or you otherwise establish an exemption.

          Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished in a timely manner to the Internal Revenue Service.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the Class A common stock. Upon completion of this offering, there will be         outstanding shares of our Class A common stock and          shares of our Class B common stock. Each share of our Class B common stock is convertible into one share of our Class A common stock at the option of the holder. Of these shares,              shares of Class A common stock expected to be sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Of the remaining              shares of common stock outstanding,             shares of common stock held by our executive officers, directors and current stockholders will be subject to the lock-up arrangements described below. Of these shares,             will be eligible for resale subject to the volume, manner of sale and other limitations of Rule 144, in each case immediately upon expiration of the 180-day lock-up period described below.

Lock-Up Agreements

          In connection with this offering, we, our executive officers, directors and certain of our stockholders (whose common stock represents substantially all of our pre-offering shares) will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of Goldman, Sachs & Co.

Rule 144

          In general, under Rule 144 under the Securities Act, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately             shares after the closing of this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 also are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

          Under Rule 144(k) under the Securities Act, persons who are not our affiliate at any time during the 90 days preceding a sale and who have beneficially owned the shares proposed to be sold for at least two years are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

          In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Equity Incentive Plan

          We intend to file a registration statement on Form S-8 under the Securities Act to register approximately             shares of Class A common stock reserved for issuance under our new equity incentive plan. This registration statement is expected to be filed after six months following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of equity incentives after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

          Beginning 180 days after the date of this offering, holders of approximately             restricted shares of our common stock will be entitled to registration rights. For more detailed information regarding these registration rights, see "Certain Relationships and Related Transactions — Registration Rights Agreement." Registration of such shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by "affiliates," as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

UNDERWRITING

          Boise and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc. and Deutsche Bank Securities Inc. are joint book-running managers of this offering and the representatives of the underwriters.

Underwriters	Number of Shares of Class A Common Stock
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Deutsche Bank Securities Inc.

Total

          The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional        shares of Class A common stock from Boise to cover such sales. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid by Boise to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                additional shares of Class A common stock.

Paid by Boise

	No Exercise	Full Exercise
Per Share of Class A Common Stock	$	$
Total	$	$

          Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          Boise, its executive officers and directors and holders of substantially all of its common stock, including members of management and the principal stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 180-day restricted period, Boise issues an earnings release or announces material news or a material event, or (2) prior to the expiration of the 180-day restricted period, Boise announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among Boise and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Boise's historical performance, estimates of Boise's business potential and earnings prospects, an assessment of Boise's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Boise intends to apply to list the Class A common stock on the New York Stock Exchange under the symbol "BCC". In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

          In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from Boise in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of Class A common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of any shares of Class A common stock in circumstances in which section 21(1) of the FSMA does not apply to Boise; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares of Class A common stock may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

          The shares of Class A common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong), other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          Boise currently anticipates that it will undertake a directed share program, pursuant to which it will direct the underwriters to reserve up to    shares of Class A common stock for sale at the initial public offering price to directors, officers, employees and friends through a directed share program.

The number of shares of Class A common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares of Class A common stock not so purchased will be offered by the underwriters to the general public on the same basis as the shares offered hereby.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          Boise estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.0 million.

          Boise has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Boise, for which they received or will receive customary fees and expenses. In particular, affiliates of each of the underwriters act as lenders under Boise's existing senior credit facilities. J.P. Morgan Securities Inc. and Lehman Brothers Inc. act as joint lead arrangers, JPMorgan Chase Bank, N.A. acts as administrative agent and collateral agent, Lehman Commercial Paper Inc. acted as syndication agent for Boise's existing senior credit facilities. J.P. Morgan Securities Inc. and Lehman Brothers Inc. performed financial advisory services for Madison Dearborn, and Goldman, Sachs & Co. performed financial advisory services for OfficeMax, in connection with the Acquisition. In October 2004, J.P. Morgan Securities Inc., Lehman Brothers Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co. were the initial purchasers in the sale of Boise's and Boise Cascade Finance Corporation's senior floating rate notes due 2012 and 7 1/8% senior subordinated notes due 2014. Goldman, Sachs & Co. was engaged by Madison Dearborn on behalf of Boise Cascade, L.L.C. and Boise Land & Timber Corp. to perform financial advisory services in connection with the Timberlands Sale. In addition, certain underwriters and/or affiliates of underwriters are creditors of, and own equity securities in, OfficeMax.

VALIDITY OF CLASS A COMMON STOCK

          The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Kirkland & Ellis LLP has from time to time represented, and may continue to represent, Madison Dearborn Partners, LLC and some of its affiliates in connection with various legal matters. Some of the partners of Kirkland & Ellis LLP are partners in a partnership that is an investor in one or more of the investment funds affiliated with Madison Dearborn that have invested in FPH and partners in another partnership that directly owns less than 1% of FPH's common equity.

EXPERTS

          The financial statements of Boise Forest Products Operations as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

          Their report with respect to Boise Forest Products Operations contains an explanatory paragraph that describes the adoption of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations;" SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure;" and SFAS No. 142, "Goodwill and Other Intangible Assets."

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

          You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

          Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's website at http://www.sec.gov.

          We will provide, without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this document. Requests for such documents should be addressed in writing to:

Boise Cascade Company
1111 West Jefferson Street
Boise, Idaho 83702

INDEX TO FINANCIAL STATEMENTS

Boise Forest Products Operations financial statements
Report of independent registered public accounting firm	F-2
Audited balance sheets as of December 31, 2003 and 2002 and unaudited balance sheet as of September 30, 2004	F-4
Audited statements of income (loss) for the years ended December 31, 2003, 2002 and 2001 and unaudited statements of income (loss) for the nine months ended September 30, 2004 and 2003	F-6
Audited statements of cash flows for the years ended December 31, 2003, 2002 and 2001 and unaudited statements of cash flows for the nine months ended September 30, 2004 and 2003	F-7
Audited statements of capital for the years ended December 31, 2003, 2002 and 2001 and unaudited statement of capital for the nine months ended September 30, 2004	F-8
Notes to financial statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors of OfficeMax Incorporated:

          We have audited the accompanying balance sheets of Boise Forest Products Operations (a business unit of OfficeMax Incorporated) as of December 31, 2003 and 2002, and the related statements of income (loss), capital, and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the management of OfficeMax Incorporated. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boise Forest Products Operations (a business unit of OfficeMax Incorporated) as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 and Note 6 to the financial statements, in 2003 Boise Forest Products Operations (a business unit of OfficeMax Incorporated) adopted the provisions of Statement of Financials Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," and the fair-value-based method of accounting for stock-based employee compensation using the prospective method of transition under the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." As discussed in Note 11 to the financial statements, in 2002 Boise Forest Products Operations (a business unit of OfficeMax Incorporated) adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets."

          /s/  KPMG LLP

Boise, Idaho
September 17, 2004, except as to Note 3,
          which is as of February 11, 2005

(This page has been left blank intentionally.)

BOISE FOREST PRODUCTS OPERATIONS

BALANCE SHEETS

		December 31,
	September 30, 2004
		2003	2002
	(unaudited)
	(Dollars in thousands)
ASSETS
Current
Receivables
Trade, less allowances of $2,660, $3,075, and $4,329	$370,708	$105,362	$113,030
Related parties	41,494	28,703	26,281
Other	46,143	24,114	18,084
Inventories	547,681	501,380	499,416
Deferred income taxes	29,055	29,055	35,922
Other	27,959	10,708	11,091

	1,063,040	699,322	703,824

Property
Property and equipment
Land and land improvements	32,466	31,325	28,826
Buildings and improvements	576,939	577,083	547,520
Machinery and equipment	4,386,315	4,315,741	4,285,855

	4,995,720	4,924,149	4,862,201
Accumulated depreciation	(2,880,462)	(2,758,806)	(2,647,759)

	2,115,258	2,165,343	2,214,442
Fiber farms and timber deposits	75,371	86,547	84,600

	2,190,629	2,251,890	2,299,042

Goodwill	11,639	11,639	11,639
Investments in equity affiliates	—	44,232	35,516
Other assets	115,557	116,752	114,757

Total assets	$3,380,865	$3,123,835	$3,164,778

See accompanying notes to financial statements.

		December 31,
	September 30, 2004
		2003	2002
	(unaudited)
	(Dollars in thousands)
LIABILITIES AND CAPITAL
Current
Short term borrowings	$241,972	$2,894	$20,153
Current portion of long-term debt	233,848	46,296	90,440
Accounts payable
Trade	335,311	274,584	247,784
Related parties	2,704	6,089	4,433
Accrued liabilities
Compensation and benefits	110,700	90,655	94,761
Interest payable	21,486	19,034	21,541
Other	65,746	55,184	54,860

	1,011,767	494,736	533,972

Debt
Long-term debt, less current portion	849,938	1,222,127	1,159,796

Other
Deferred income taxes	493,838	486,088	486,855
Compensation and benefits	151,535	148,470	148,201
Other long-term liabilities	46,028	43,720	32,304

	691,401	678,278	667,360

Commitments and contingent liabilities
Capital
Business unit equity	827,871	727,832	802,754
Accumulated other comprehensive income (loss)	(112)	862	896

Total capital	827,759	728,694	803,650

Total liabilities and capital	$3,380,865	$3,123,835	$3,164,778

See accompanying notes to financial statements.

BOISE FOREST PRODUCTS OPERATIONS

STATEMENTS OF INCOME (LOSS)

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
	(Dollars in thousands)
Sales
Trade	$3,962,561	$3,113,833	$4,217,305	$3,864,312	$3,884,557
Related parties	436,359	331,504	436,415	411,954	367,120

	4,398,920	3,445,337	4,653,720	4,276,266	4,251,677

Costs and expenses
Materials, labor, and other operating expenses	3,713,777	2,962,377	3,982,229	3,653,510	3,633,102
Fiber costs from related parties	86,401	79,999	113,818	110,775	104,437
Depreciation, amortization, and depletion	176,055	170,822	229,820	233,811	220,831
Selling and distribution expenses	190,843	163,652	224,338	203,544	192,007
General and administrative expenses	67,831	52,197	69,703	73,572	62,783
Other (income) expense, net	(32,413)	13,351	32,806	11,824	79,687

	4,202,494	3,442,398	4,652,714	4,287,036	4,292,847

Equity in net income (loss) of affiliates	6,308	4,372	8,716	(1,454)	(2,806)

Income (loss) from operations	202,734	7,311	9,722	(12,224)	(43,976)

Interest expense	(64,730)	(69,701)	(92,935)	(94,803)	(93,514)
Other, net	1,173	3,176	3,522	873	922

	(63,557)	(66,525)	(89,413)	(93,930)	(92,592)

Income (loss) before income taxes and cumulative effect of accounting change	139,177	(59,214)	(79,691)	(106,154)	(136,568)
Income tax (provision) benefit	(55,402)	28,837	36,471	45,248	58,178

Income (loss) before cumulative effect of accounting change	83,775	(30,377)	(43,220)	(60,906)	(78,390)
Cumulative effect of accounting change, net of income tax	—	(4,133)	(4,133)	—	—

Net income (loss)	$83,775	$(34,510)	$(47,353)	$(60,906)	$(78,390)

See accompanying notes to financial statements.

BOISE FOREST PRODUCTS OPERATIONS

STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
	(Dollars in thousands)
Cash provided by (used for) operations
Net income (loss)	$83,775	$(34,510)	$(47,353)	$(60,906)	$(78,390)
Items in net income (loss) not using (providing) cash
Equity in net (income) loss of affiliates	(6,308)	(4,372)	(8,716)	1,454	2,806
Depreciation, amortization, and depletion	176,055	170,822	229,820	233,811	220,831
Deferred income tax provision (benefit)	7,750	7,921	10,580	8,607	(18,096)
Cumulative effect of accounting change, net of income tax	—	4,133	4,133	—	—
Restructuring activities	—	—	(806)	(750)	57,929
Sale and write-down of assets	(46,745)	—	14,699	—	—
Other	(649)	(2,832)	(2,738)	134	647
Receivables	(294,296)	(129,852)	(783)	13,095	19,081
Inventories	(47,459)	27,525	(4,204)	(46,905)	53,229
Accounts payable and accrued liabilities	89,986	52,390	23,196	8,512	(34,871)
Current and deferred income taxes	(5,907)	9,315	(1,893)	1,343	(2,669)
Other	(7,129)	(444)	3,330	1,758	5,259

Cash provided by (used for) operations	(50,927)	100,096	219,265	160,153	225,756

Cash provided by (used for) investment
Expenditures for property and equipment	(121,311)	(125,363)	(173,923)	(144,984)	(212,978)
Expenditures for fiber farms	(545)	(971)	(1,173)	(1,111)	(5,285)
Acquisition of businesses and facilities, net of cash acquired	—	—	—	(6,073)	—
Investments in equity affiliates, net	—	—	—	—	2,472
Sales of assets	103,229	—	—	—	1,430
Other	(1,151)	1,601	(17,528)	6,014	(30,299)

Cash used for investment	(19,778)	(124,733)	(192,624)	(146,154)	(244,660)

Cash provided by (used for) financing
Net equity transactions with OfficeMax	16,264	23,709	(27,569)	(7,585)	129,569
Net debt issuances (payments)	54,441	928	928	(6,414)	(110,665)

Cash provided by (used for) financing	70,705	24,637	(26,641)	(13,999)	18,904

Increase (decrease) in cash and cash equivalents	—	—	—	—	—
Balance at beginning of the period	—	—	—	—	—

Balance at end of the period	$—	$—	$—	$—	$—

See accompanying notes to financial statements.

BOISE FOREST PRODUCTS OPERATIONS

STATEMENTS OF CAPITAL

	Business unit equity	Accumulated other comprehensive income (loss)	Total capital
	(Dollars in thousands)
Balance at December 31, 2000	$820,066	$—	$820,066

Net loss	(78,390)	—	(78,390)
Net equity transactions with OfficeMax	129,569	—	129,569

Balance at December 31, 2001	$871,245	$—	$871,245

Comprehensive income (loss):
Net loss	(60,906)	—	(60,906)
Other comprehensive income, net of tax Cash flow hedges	—	896	896

Comprehensive income (loss)	(60,906)	896	(60,010)
Net equity transactions with OfficeMax	(7,585)	—	(7,585)

Balance at December 31, 2002	$802,754	$896	$803,650

Comprehensive loss:
Net loss	(47,353)	—	(47,353)
Other comprehensive loss, net of tax Cash flow hedges	—	(34)	(34)

Comprehensive loss	(47,353)	(34)	(47,387)
Net equity transactions with OfficeMax	(27,569)	—	(27,569)

Balance at December 31, 2003	$727,832	$862	$728,694

Comprehensive income (loss):
Net income	83,775	—	83,775
Other comprehensive loss, net of tax Cash flow hedges	—	(974)	(974)

Comprehensive income (loss)	83,775	(974)	82,801
Net equity transactions with OfficeMax	16,264	—	16,264

Balance at September 30, 2004	$827,871	$(112)	$827,759

See accompanying notes to financial statements.

NOTES TO BOISE FOREST PRODUCTS OPERATIONS

FINANCIAL STATEMENTS

(DECEMBER 31, 2003, 2002, AND 2001, AUDITED;

SEPTEMBER 30, 2004 AND 2003, UNAUDITED)

1. Organization and business description

          Boise Forest Products Operations or "we" or "the company" consists of business units of OfficeMax Incorporated (OfficeMax). OfficeMax was formerly Boise Cascade Corporation. We are a major distributor of building materials and an integrated manufacturer and distributor of paper, packaging, and wood products. We have three reportable segments: Boise Building Solutions, Boise Paper Solutions, and Corporate and Other.

          Boise Building Solutions manufactures, markets, and distributes various products that are used for construction. At December 31, 2003, the operations sold (see Note 3), consisted of the following:

  6 sawmills in Oregon (3) and Washington (3).*

  12 plywood and veneer plants in Louisiana (2), Oregon (7), Washington (2),* and Brazil (1).

  1 particleboard plant in Oregon.

  3 laminated veneer lumber/wood I-joist plants in Louisiana, Oregon, and Canada.

  1 wood beam plant in Idaho.

  1 oriented strand board joint venture in Canada of which we owned 47%.*

  27 wholesale building materials distribution facilities in 21 states.

*
In February 2004, we sold our Yakima, Washington, operations, which consisted of one sawmill and one plywood plant. In May 2004, we sold our interest in the Canadian oriented strand board plant.

          Boise Paper Solutions manufactures, markets, and distributes uncoated free sheet papers, containerboard, corrugated containers, newsprint, and market pulp. At December 31, 2003, the operations sold (see Note 3), consisted of the following:

  5 pulp and paper mills in Alabama, Louisiana, Minnesota, Oregon, and Washington.

  6 distribution centers in California, Georgia, Illinois, New Jersey, Oregon, and Texas.

  2 converting facilities in Oregon and Washington.

  5 corrugated container plants in Idaho (2), Oregon, Utah, and Washington.

  20 thousand acres of a cottonwood fiber farm in Washington.

  1 sawmill in Alabama

          Corporate and Other includes our estimated portion of support staff services and related assets and liabilities performed at OfficeMax's corporate headquarters in Boise, Idaho.

          At December 31, 2003, OfficeMax owned or controlled approximately 2.3 million acres of timberland in the United States. OfficeMax has historically managed its timberlands as part of the Boise Building Solutions and Boise Paper Solutions segments. The timber and timberlands are not included in these financial statements, but are presented in the financial statements of a separate timber entity, Boise Timberlands.

2. Summary of significant accounting policies

Basis of presentation

          The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles. The financial statements include the accounts of the company after elimination of intercompany balances and transactions.

          The financial statements include accounts specifically attributed to Boise Forest Products Operations and a portion of OfficeMax's shared corporate general and administrative expenses. These shared services include, but are not limited to, finance, accounting, legal, information technology, and human resource functions. Some OfficeMax corporate costs relate solely to Boise Forest Products Operations and are allocated totally to these operations. Shared corporate general and administrative expenses not specifically identifiable to Boise Forest Products Operations have been allocated based on average sales, assets, and labor costs.

          The financial statements also include an allocation of OfficeMax's total debt and related interest expense based on average asset balances (see Note 12). Boise Forest Products Operations have been or will be included in OfficeMax's consolidated tax returns. Income taxes in these financial statements have been calculated as if Boise Forest Products Operations were a separate taxable entity (see Note 7).

          Additional information on the allocations and related-party transactions is presented in the notes to these financial statements.

Unaudited interim financial statements

          We have prepared the interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Some information and footnote disclosures, which would normally be included in financial statements prepared in accordance with U.S. generally accepted accounting principles, have been condensed or omitted pursuant to those rules and regulations. The interim financial statements have not been audited by an independent registered public accounting firm, but in the opinion of management, we have included all adjustments necessary to present fairly the results for the periods. Except as may be disclosed within these Notes to Boise Forest Products Operations Financial Statements, the adjustments made were of a normal, recurring nature. Results for interim periods are not necessarily indicative of results that may be expected for the year.

Use of estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Revenue recognition

          We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated free on board (f.o.b.) shipping point. For sales transactions designated f.o.b. destination, revenue is recorded when the product is delivered to the customer's delivery site.

Cash and cash equivalents

          During each of the periods presented, we participated in OfficeMax's cash management system. Cash receipts attributable to our operations were collected by OfficeMax, and cash disbursements were funded by OfficeMax (see Note 4). We do not record interest income or expense related to these transactions. The net effect of these transactions was included in "Business unit equity" in our Balance Sheets. As such, the amount of cash and cash equivalents recorded on our Balance Sheets does not represent the amount required or generated by Boise Forest Products Operations.

Inventory valuation

          Inventories are valued at the lower of cost or market. Cost is based on the last-in, first-out (LIFO) method of inventory valuation for raw materials and finished goods inventories at most of our domestic building materials and paper manufacturing facilities. At December 31, 2003, approximately 39% of our inventories were accounted for under this method. In 2001, inventory quantity reductions caused a liquidation of LIFO inventory values. The effect of this liquidation was to reduce our pretax loss by $9.0 million. For all other inventories, cost is based on the average or first-in, first-out (FIFO) valuation method. Manufactured inventories include costs for materials, labor, and factory overhead. Log inventories include the costs of harvesting the timber.

          Inventories include the following:

		December 31,
	September 30, 2004
		2003	2002
	(unaudited)
	(Dollars in thousands)
Finished goods and work in process	$393,864	$342,633	$320,840
Logs	43,794	58,170	70,154
Other raw materials and supplies	154,102	144,742	146,233
LIFO reserve	(44,079)	(44,165)	(37,811)

	$547,681	$501,380	$499,416

Property and equipment

          Property and equipment are recorded at cost. Cost includes expenditures for major improvements and replacements and the amount of interest cost associated with significant capital additions. For all periods presented, capitalized interest was not material. Gains and losses from sales and retirements are included in income (loss) as they occur. Our paper and wood products manufacturing facilities determined depreciation by the straight-line method over the useful lives of the assets or a units-of-production method that approximated straight-line over three to five years.

          The estimated useful lives of depreciable assets are generally as follows: building and improvements, 20 to 40 years; furniture and equipment, 5 to 10 years; and machinery, equipment, and delivery trucks, 3 to 20 years. Leasehold improvements are amortized over the lesser of the term of the lease or 20 years.

Fiber farms and timber deposits

          The financial statements include OfficeMax's cottonwood fiber farm in our paper segment and eucalyptus plantation land in Brazil in our building segment. Our cottonwood fiber farm is a short-rotation fiber farm that has a growing cycle averaging seven years. Costs for planting, thinning, fertilization, pest control, herbicide application, and irrigation are capitalized in accordance with accounting requirements for agricultural products, which this timber more closely resembles. Costs for administration, insurance, property taxes, and interest are expensed. We charge capitalized costs, excluding land, against revenue at the time the timber is sold, based on periodically determined depletion rates. These charges are included in "Depreciation, amortization, and depletion" in the accompanying Statements of Income (Loss).

          For our short-rotation fiber farm, capitalized costs are accumulated by specifically identifiable farm blocks. As these blocks are harvested, the accumulated capitalized costs on the block are charged against harvest revenues as depletion.

          We acquire a portion of our fiber requirements from the Boise Timberlands (see Note 4). In addition to these purchases, we also acquire a portion of our fiber requirements from outside sources. Our total obligation for timber under contract with outside sources was estimated to be approximately $58 million at December 31, 2003. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our financial statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, timber availability, and the status of environmental appeals.

Long-lived asset impairment

          We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment of long-lived assets exists when the carrying value of an asset exceeds its fair value and when the carrying value is not recoverable through future operations. We review the carrying value of long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. In December 2003, we recorded a $14.7 million pretax charge for the write-down of impaired assets at our plywood and lumber operations in Yakima, Washington. For more information, see Note 5, Other (Income) Expense, Net.

Goodwill

          Effective January 1, 2002, we adopted the provisions of Financial Accounting Standards Board (FASB) SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. In 2001, prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over its expected useful life, not to exceed 40 years, and we periodically reviewed the recoverability of goodwill. See Note 11, Goodwill, for a reconciliation of our 2001 reported net loss to amounts adjusted for the exclusion of goodwill amortization. We assess goodwill at least annually using a fair-value-based approach. We completed our annual assessment in accordance with the provisions of the standard in first quarter 2003 and 2004, and there was no impairment.

Investments in equity affiliates

          We use the equity method to account for investments that we do not control but in which we have significant influence. We periodically review the recoverability of investments in equity affiliates. The measurement of possible impairment is based on the estimated fair value of our investment (see Note 10).

Deferred software costs

          We defer internal-use software costs that benefit future years. These costs are amortized on the straight-line method over the expected life of the software, typically three to five years. For all periods presented, we did not have any material amounts of deferred software costs.

Environmental remediation and compliance

          Effective January 1, 2003, we adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way we account for landfill closure costs. This statement requires us to record an asset and a liability (discounted) for estimated closure and closed-site monitoring costs and to depreciate the asset over the landfill's expected useful life. Previously, we accrued for the closure costs over the life of the landfill and expensed monitoring costs as incurred. We record liabilities when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. These liabilities are based on the best estimate of current costs and are updated periodically to reflect current technology, laws and regulations, inflation, and other economic factors. See Note 6, Accounting Changes, for the impact of adopting SFAS No. 143 on our Statements of Income (Loss).

Stock-based compensation

          Stock compensation is granted to our employees under OfficeMax's stock compensation plans. Prior to 2003, we accounted for stock-based employee compensation under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Under APB Opinion No. 25, we recognized compensation expense based on the difference, if any, between the market value of the stock and the exercise price at the measurement date. The measurement date is the date at which both the number of shares/options and the exercise price for each share/option are known. We did not recognize any compensation expense under APB Opinion No. 25 in 2002 or 2001.

          In 2003, we adopted the fair-value-based method of accounting for stock-based employee compensation using the prospective method of transition for all employee awards granted on or after January 1, 2003. Awards vest over periods up to three years. Therefore, the cost related to stock-based employee compensation included in the determination of our net loss in 2003 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123, Accounting for Stock-Based Compensation. For more information, see Note 6, Accounting Changes.

          The following table illustrates the effect on net income (loss) if we had applied the fair-value-based method to all outstanding and unvested awards in each period:

	Nine Months ended September 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
	(Dollars in thousands)
Reported net income (loss)	$83,775	$(34,510)	$(47,353)	$(60,906)	$(78,390)
Add: Total stock-based employee compensation expense included in reported net income (loss), net of related tax effects	6,942	915	2,618	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(6,942)	(4,116)	(5,820)	(6,716)	(6,241)

Pro forma net income (loss)	$83,775	$(37,711)	$(50,555)	$(67,622)	$(84,631)

          To calculate stock-based employee compensation expense under SFAS No. 123, we estimated the fair value of each option grant on the date of grant, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001: risk-free interest rates of 4.0% in 2003 and 2002 and 5.4% in 2001, expected dividends of 60 cents per share for each year, expected lives of 4.3 years in all periods, and expected stock price volatility of 40% in 2003 and 2002 and 30% in 2001. No awards were granted to our employees during the nine months ended September 30, 2004.

          OfficeMax allocated compensation expense for restricted stock awards to us based on the fair value of their stock on the date of grant. We recognize the expense over the vesting period. See Note 15, Stock Awards.

Research and development costs

          We expense research and development costs as incurred. During 2003, research and development expenses were $2.4 million, compared with $2.3 million in 2002 and $3.0 million in 2001.

Recently adopted accounting standards

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revised FASB Interpretation No. 46 (FIN 46R). FIN 46R requires some variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R did not have a material impact on our financial position or results of operations.

          In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of Interpretation No. 45 became effective for periods ending after December 15, 2002. The recognition and measurement provisions of Interpretation No. 45 became effective January 1, 2003. This statement did not have a material impact on our financial position or results of operations.

          In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, as opposed to the date of an entity's commitment to an exit plan. It also establishes that fair value is the objective for initial measurement of the liability. We adopted this statement in January 2003, and it did not have a material impact on our financial position or results of operations.

          See Note 6, Accounting Changes, for a discussion of SFAS No. 143, Accounting for Asset Retirement Obligations, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, and their effect on our financial statements. In addition, see Note 14, Postretirement Benefit Plans Other than Pensions, for a discussion of FASB Staff Position 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

3. Purchase of OfficeMax's Paper, Forest Products and Timberland Assets (Subsequent Event)

          On October 29, 2004, Forest Products Holdings, L.L.C. (FPH), a newly formed holding company controlled by Madison Dearborn Partners, LLC, completed a transaction with OfficeMax and certain of its affiliates to purchase Boise Forest Products Operations and Boise Timberlands for an aggregate purchase price of $3,675.0 million, excluding fees and expenses and purchase price adjustments. FPH will own and operate the acquired businesses through its two holding company subsidiaries, Boise Cascade Holdings, L.L.C. (Boise Holdings) and Boise Land & Timber Holdings Corp. (Timber Holdings), each of which will be partially owned by OfficeMax or an affiliate of OfficeMax and majority-owned and controlled by FPH. Wholly owned subsidiaries of Boise Holdings (Boise Cascade, L.L.C., or Boise LLC and others) hold all of the acquired assets, other than the timberlands and associated timber rights, which are held by wholly owned subsidiaries of Timber Holdings (Boise Land & Timber Corp.). Boise LLC and Boise Land & Timber Corp. are the operating entities that began reporting the results of Boise Forest Products Operations and Boise Timberlands after the transaction. The Asset Purchase Agreement and related documents include the following events, which we collectively refer to as the "Transaction":

  •
  FPH and its subsidiaries paid $3,675.0 million, excluding fees and expenses and subject to purchase price adjustments, for Boise Forest Products Operations and Boise Timberlands. Of that amount, $2,025.0 million was paid in cash by Boise Holdings to OfficeMax, and $1,635.0 million of timber installment notes and $15.0 million of cash were transferred by Timber Holdings and affiliates to OfficeMax. The $1,635.0 million in installment notes issued to OfficeMax are non-recourse with respect to FPH and its consolidated subsidiaries.

  •
  FPH, OfficeMax and an affiliate of OfficeMax made an aggregate cash equity investment of $615.0 million. The equity investment consists of $440.0 million invested by FPH ($242.4 million of which was invested in Boise Holdings and $197.6 million of which was invested in Timber Holdings) and $175.0 million invested by OfficeMax and an affiliate of OfficeMax ($96.4 million of which was invested in Boise Holdings and $78.6 million of which was invested in Timber Holdings).

  •
  Boise Holdings and Timber Holdings and some of their respective subsidiaries entered into senior credit facilities consisting of a seven-year $1,330.0 million Tranche B term loan facility to Boise LLC ($164.0 million of which was transferred from Boise LLC to Boise Land & Timber Corp. in exchange for a 6% related-party loan), a six-year $1,225.0 million Tranche C term loan to Boise Land & Timber Corp. and a six-year $400.0 million revolving credit facility to Boise LLC.

  •
  Boise LLC and a subsidiary issued $250.0 million of senior floating rate notes due 2012 and $400.0 million of senior subordinated notes due 2014.

  •
  A subsidiary of Boise LLC entered into a 12-year paper supply agreement with OfficeMax.

  •
  Boise LLC entered into a six-year additional consideration agreement with OfficeMax. Under the additional consideration agreement, Boise LLC may be required to make cash payments to, or receive cash payments from, OfficeMax. As a result, the purchase price for the acquisition may be adjusted upward or downward based on paper prices during the six years following the closing date. Over that period, we could pay OfficeMax a maximum annual amount of $45 million, subject to a maximum aggregate cap of $125 million, during the life of the contract, or OfficeMax could pay us a maximum annual amount of $45 million, subject to a maximum aggregate cap of $125 million, during the life of the contract, in each case net of payments received.

4. Transactions with related parties

          During each of the periods presented, we participated in OfficeMax's centralized cash management system. Cash receipts attributable to our operations were collected by OfficeMax, and cash disbursements were funded by OfficeMax. The net effect of these transactions has been reflected as "Net equity transactions with OfficeMax" in our Statements of Cash Flows and included in "Business unit equity" in our Balance Sheets. The following table includes the components of net equity transactions with OfficeMax:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
	(Dollars in thousands)
Cash collections	$(4,208,377)	$(3,315,895)	$(4,653,787)	$(4,290,367)	$(4,273,757)
Payment of accounts payable	4,139,365	3,283,082	4,460,072	4,140,710	4,086,004
Capital expenditures and acquisitions	121,856	126,334	175,096	152,168	218,263
Income taxes	47,652	(36,758)	(47,051)	(53,855)	(40,082)
Net debt (issuances) payments	(54,441)	(928)	(928)	6,414	110,665
Corporate general and administrative allocation	(38,342)	(28,978)	44,238	42,674	34,276
Other	8,551	(3,148)	(5,209)	(5,329)	(5,800)

Net equity transactions with OfficeMax	$16,264	$23,709	$(27,569)	$(7,585)	$129,569

          We use services and administrative staff of OfficeMax, including, but not limited to, finance, accounting, legal, information technology and human resource functions. The costs not specifically identifiable to Boise Forest Products Operations were allocated to us based on average sales, assets and labor costs. For the nine months ended September 30, 2004 and 2003, allocated costs amounted to $38.3 million and $29.0 million. For the years ended December 31, 2003, 2002, and 2001, allocated costs amount to $44.2 million, $42.7 million and $34.3 million, respectively. These costs are included in "General and administrative expenses" in the Statements of Income (Loss).

Management believes these allocations are a reasonable reflection of our use of such services. However, they are not necessarily indicative of costs to be incurred in the future.

          During each of the periods presented, the paper segment sold paper and paper products to OfficeMax's office products operations at sales prices that approximated market. During the nine months ended September 30, 2004 and 2003, our paper and paper products sales to OfficeMax were $433.8 million and $328.2 million. During 2003, our sales to OfficeMax were $431.5 million, compared with $408.7 million and $364.1 million in 2002 and 2001, respectively. The sales are included in "Sales, Related parties" in our Statements of Income (Loss).

          During each of the periods presented, we purchased fiber from Boise Timberlands at prices that approximated market. During the nine months ended September 30, 2004 and 2003, fiber purchases from Boise Timberlands were $86.4 million and $80.0 million. During 2003, fiber purchases from Boise Timberlands were $113.8 million, compared with $110.8 million and $104.4 million in 2002 and 2001. The costs associated with the use of these purchases are recorded as "Fiber costs from related parties" in our Statements of Income (Loss).

          Most of the employees of Boise Forest Products Operations participated in OfficeMax's defined benefit pension plans. In addition, most employees of Boise Forest Products Operations were eligible for participation in OfficeMax's defined contribution plans. We have treated our participants in OfficeMax's plans as participants in multiemployer plans. Accordingly, we have not reflected any assets or liabilities related to OfficeMax's defined benefit pension plans in our Balance Sheets. We have, however, included the costs associated with our employees who participate in OfficeMax's plans in our Statements of Income (Loss). During the nine months ended September 30, 2004, and 2003, the Statements of Income (Loss) included $69.7 million and $56.6 million of expenses attributable to our participation in OfficeMax's plans. Expense was $74.9 million in 2003, compared with $38.7 million, and $23.5 million in 2002 and 2001.

          Our employees and former employees also participate in OfficeMax's other postretirement benefit plans. All of the postretirement benefit plans are unfunded (see Note 14). In addition, our employees participate in OfficeMax's stock compensation programs. See Note 15 for a discussion of these programs.

5. Other (income) expense, net

          "Other (income) expense, net" includes miscellaneous income and expense items. The components of "Other (income) expense, net" in the Statements of Income (Loss) are as follows:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
	(Dollars in thousands)
Sale of interest in Voyageur Panel (Note 10)	$(46,498)	$—	$—	$—	$—
Sale of plywood and lumber operations(a)	7,123	—	—	—	—
Write-down of impaired assets(b)	—	—	14,699	—	—
Restructuring activities (Note 16)	—	—	(806)	(750)	57,929
Postretirement benefits(c)	—	—	—	—	10,871
Sales of receivables (Note 9)	2,176	1,461	1,948	2,311	4,173
Loss on lease termination	—	3,586	3,586	—	—
Loss on sales of assets	3,082	2,412	3,086	2,202	4,308
Write-down of assets	48	5,566	7,167	3,455	554
Other, net	1,656	326	3,126	4,606	1,852

	$(32,413)	$13,351	$32,806	$11,824	$79,687

(a)
In February 2004, we sold our plywood and lumber facilities in Yakima, Washington. In connection with the sale, we recorded $7.1 million of costs in "Other (income) expense, net" in our Statement of Income for the nine months ended September 30, 2004. However, the sale also resulted in a $7.4 million reduction in our estimated LIFO reserve, which we recorded in "Materials, labor, and other operating expenses."

(b)
In December 2003, we recorded a $14.7 million pretax charge for the write-down of impaired assets at our plywood and lumber operations in Yakima, Washington. The write-down resulted from our internal review of the operations and indications of current market value. We recorded the write-down in our Boise Building Solutions segment in "Other (income) expense, net" in the Statement of Loss.

(c)
In 2001, our Corporate and Other segment recorded a $10.9 million pretax, noncash charge to accrue for a one-time liability related to postretirement benefits for certain of our hourly paper workers. These workers participated in a multiemployer trust that converted to a single employer trust.

6. Accounting changes

Asset retirement obligations

          In January 2003, we adopted the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations, which affects the way we account for landfill closure costs. This statement requires us to record an asset and a liability (discounted) for estimated closure and closed-site monitoring costs and to depreciate the asset over the landfill's expected useful life. Previously, we accrued for the closure costs over the life of the landfill and expensed monitoring costs as incurred. Effective January 1, 2003, we recorded a one-time after-tax charge of $4.1 million as a cumulative-effect adjustment for the difference between the amounts recognized in our financial statements prior to the adoption of this statement and the amount recognized after adopting the provisions of SFAS No. 143. On a pro forma basis, if the provisions of this statement had been in effect during 2002 and 2001, our net loss for 2002 and 2001 would not have materially changed.

          We record liabilities when assessments and/or remedial efforts are probable and the cost can be reasonably estimated. These liabilities are based on the best estimate of current costs and are updated periodically to reflect current technology, laws and regulations, inflation, and other economic factors. On a pro forma basis, if the provisions of this statement had been in effect during 2002, the pro forma amount of our liabilities, measured using current information, assumptions, and interest rates, would not have materially changed.

Stock-based compensation

          In 2003, we adopted the fair-value-based method of accounting for stock-based employee compensation using the prospective method of transition under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (see Note 2, Summary of Significant Accounting Policies, under the caption "Stock-Based Compensation"). The adoption did not materially affect our financial position or results of operations.

7. Income taxes

          For all periods presented, Boise Forest Products Operations results have been or will be included in the consolidated income tax returns of OfficeMax. However, in these financial statements, income taxes have been provided based on a calculation of the income tax expense that would have been incurred if we had operated as a separate taxpayer. Income taxes have been provided for all items included in the Statements of Income (Loss), regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. Current tax liabilities and receivables were transferred to Forest Products Operations and are included in "Net equity transactions with OfficeMax." During 2003, 2002, and 2001, the net current tax liability/(receivable) was $(47.1) million, $(53.9) million, and $(40.1) million, respectively.

          Our estimated annual effective tax provision rate for the nine months ended September 30, 2004, was 39.8%, compared with an effective tax benefit rate of 48.7% for the nine months ended September 30, 2003. The difference in rates was due to our recording of a one time tax benefit related to a favorable tax ruling, net of changes in other tax items, and the sensitivity of the rates to changing income levels and the mix of domestic and foreign sources of income.

          The income tax benefit shown in the Statements of Loss includes the following:

	Year ended December 31,
	2003	2002	2001
	(Dollars in thousands)
Current income tax (provision) benefit
Federal	$40,952	$45,663	$33,900
State	6,155	8,328	6,182
Foreign	(56)	(136)	—

	47,051	53,855	40,082
Deferred income tax (provision) benefit
Federal	(8,948)	(7,279)	15,305
State	(1,632)	(1,328)	2,791

	(10,580)	(8,607)	18,096

	$36,471	$45,248	$58,178

          A reconciliation of the statutory U.S. federal tax (provision) benefit and our reported tax (provision) benefit is as follows:

	Year ended December 31,
	2003	2002	2001
	(Dollars in thousands)
Statutory tax (provision) benefit	$27,892	$37,154	$47,799
State taxes	3,197	4,490	5,616
Foreign tax provision different from theoretical rate	(4,055)	126	(768)
Tax settlement, net of other charges	7,200	—	—
ESOP dividend deduction	2,202	2,019	1,823
Charitable contributions	(1,097)	129	2,838
Increase in cash surrender value of life insurance	1,915	2,111	1,838
Other, net	(783)	(781)	(968)

Reported tax benefit	$36,471	$45,248	$58,178

          The components of the net deferred tax liability in the Balance Sheets are as follows:

	December 31,
	2003		2002
	Assets	Liabilities	Assets	Liabilities
	(Dollars in thousands)
Employee benefits	$99,383	$9,783	$103,944	$9,032
Property and equipment and timber and timberlands	590,197	1,153,995	438,589	1,001,980
Reserves	11,919	941	9,400	—
Inventories	9,236	1,912	10,013	2,556
Deferred charges	977	3,554	396	4,016
Investments	5,198	6,350	3,807	2,309
Other	3,447	855	3,219	408

	$720,357	$1,177,390	$569,368	$1,020,301

          We generated net operating losses during each of the years presented. Net operating losses are not included as deferred tax assets but are transferred to Boise Forest Products Operations and included in "Net equity transactions with OfficeMax." Separate company net operating losses have been or are expected to be used in OfficeMax's consolidated financial statements.

          Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. We did not record a valuation allowance in any of the periods presented.

          Pretax loss from domestic and foreign sources is as follows:

	Year ended December 31,
	2003	2002	2001
	(Dollars in thousands)
Domestic	$(75,575)	$(105,190)	$(128,198)
Foreign	(4,116)	(964)	(8,370)

Pretax loss	$(79,691)	$(106,154)	$(136,568)

          At December 31, 2003, our foreign subsidiaries did not have any undistributed earnings that had been indefinitely reinvested.

8. Leases

          We did not have any capital leases during any of the periods presented. Rental expense for operating leases and sublease rental income received were as follows:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
	(Dollars in thousands)
Rental expense	$13,227	$14,900	$18,981	$20,457	$21,093
Sublease rental income	22	10	14	39	36

          For operating leases with remaining terms of more than one year, the minimum lease payment requirements are $3.0 million for the last three months of 2004, $10.5 million for 2005, $9.3 million for 2006, $7.9 million for 2007, and $6.2 million for 2008, with total payments thereafter of $32.5 million. These future minimum lease payment requirements have not been reduced by sublease rentals due in the future under noncancelable subleases. Minimum sublease income received in the future will not be material.

          Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to purchase the leased property. Additionally, some agreements contain renewal options averaging nine years, with fixed payment terms similar to those in the original lease agreements.

9. Receivables

          We participated in OfficeMax's receivable sales program. The program consists of a revolving sale of receivables for 364 days and is subject to renewal. Our portion of the costs related to the program are included in "Other (income) expense, net" in the Statements of Income (Loss); see Note 5, Other (Income) Expense, Net. During the third quarter 2004, in anticipation of the sale of the paper, forest products and timberland assets, OfficeMax stopped selling the receivables related to these businesses.

          Under the plan, OfficeMax sold fractional ownership interests in a defined pool of trade accounts receivable. At September 30, 2004, $0 of sold accounts receivable were excluded from "Receivables" in the accompanying Balance Sheets, compared with $148.8 million, $105.4 million, and $99.7 million excluded at December 31, 2003, 2002, and 2001. The increase in sold accounts receivable in 2003 and 2002, provided cash from operations. The portion of fractional ownership interest we retain is included in "Receivables" in the Balance Sheets. The decrease of $148.8 million at September 30, 2004 in sold accounts receivable from the amount at December 31, 2003, used cash from operations.

10. Investments in equity affiliates

          In May 2004, we sold our 47% interest in Voyageur Panel, which owned an oriented strand board plant in Barwick, Ontario, Canada, to Ainsworth Lumber Co. Ltd. for $91.2 million in cash. We recorded a $46.5 million pretax gain in "Other (income) expense, net" in our Boise Building Solutions segment. This item increased net income $28.4 million after taxes for the nine months ended September 30, 2004.

          Prior to the sale, we accounted for the joint venture under the equity method. Accordingly, our results do not include the joint venture's sales but do include $6.3 and $4.4 million of equity in earnings during the nine months ended September 30, 2004 and 2003. For the year ended December 31, 2003, segment results included $8.7 million of equity in earnings, compared with $0.6 million and $1.5 million of equity losses during 2002 and 2001. Our investment in this venture was $44.2 million and $35.5 million at December 31, 2003 and 2002. We had an agreement with Voyageur Panel under which we operated the plant and marketed its product. During the nine months ended September 30, 2004 and 2003, they paid us sales commissions of $2.1 and $2.5 million, respectively. During 2003, Voyageur Panel paid us sales commissions of $3.7 million, compared with $2.2 million in 2002 and $1.9 million in 2001. Management fees paid to us by Voyageur Panel were $0.4 and $0.9 million during the nine months ended September 30, 2004 and 2003. Management fees were $1.1 million in 2003, 2002, and 2001.

11. Goodwill

          Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. In January 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. This statement requires us to assess our acquired goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. We completed our annual assessment in accordance with the provisions of the standard in first quarter 2003 and 2004, and there was no impairment.

          We stopped amortizing goodwill January 1, 2002. A reconciliation of the previously reported net loss in 2001 to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effects, is as follows:

(Dollars in thousands)
Reported net loss	$(78,390)
Goodwill amortization, net of tax	331

Adjusted net loss	$(78,059)

          The goodwill included in our Balance Sheets is recorded in our Boise Building Solutions segment. In all periods presented, the goodwill balance was $11.6 million.

12. Debt

          In each of the periods presented, we participated in OfficeMax's centralized cash management system. Cash advances necessary to fund our major improvements to and replacements of property and acquisitions and expansion, to the extent not provided through internally generated funds, were provided by OfficeMax's cash or funded with debt. At September 30, 2004 and December 31, 2003, OfficeMax had $2.5 billion and $2.3 billion of debt outstanding, respectively, compared with $1.8 billion at December 31, 2002. In each of the periods presented, debt and interest costs were allocated to us based on our average asset balances. The debt allocated from OfficeMax is included in our Balance Sheets, and the interest expense attributable to the debt allocated from OfficeMax is included in our Statements of Income (Loss). We calculated short term borrowings and the current portion of long-term debt using the ratio of OfficeMax's total debt to current debt. For the nine months ended September 30, 2004 and 2003, our average interest rates were 6.8% and 7.0%. For the years ended December 31, 2003, 2002, and 2001, our average interest rates were 7.3%, 7.5%, and 7.3%, respectively. Management believes the allocations of debt and interest are a reasonable reflection of Boise Forest Products Operations' debt position and interest costs. However, the amounts are not necessarily indicative of debt balances and interest costs in the future. See Note 3, Purchase of OfficeMax's Paper, Forest Products and Timberland Assets (Subsequent Event) for more information about debt incurred as a result of the Transaction.

13. Financial instruments

          The estimated fair values of our financial instruments, such as receivables and payables, are the same as their carrying values. In the opinion of management, we do not have any significant concentration of credit risks. Concentration of credit risks with respect to trade receivables is limited due to the wide variety of customers and channels to and through which our products are sold, as well as their dispersion across many geographic areas.

          As described in Note 12, Debt, in each of the periods presented, OfficeMax allocated debt and interest costs to us based on our average asset balances. OfficeMax occasionally uses derivative financial instruments, such as interest rate swaps, rate hedge agreements, and forward exchange contracts, to hedge underlying debt obligations or anticipated transactions. The effects of these financial instruments are not included in our financial statements other than through OfficeMax's allocations to us.

          OfficeMax's debt is predominately fixed-rate. At December 31, 2003, the estimated current market value of OfficeMax's debt, based on then-current interest rates for similar obligations with like maturities, was approximately $58 million more than the amount of debt reported on their balance sheet, approximately $32 million of the $58 million relates to Boise Forest Products Operations.

          We occasionally use derivative financial instruments such as utility swaps to hedge anticipated transactions. The changes in the fair value of the swaps, net of taxes, are recorded in "Accumulated other comprehensive income (loss)" in our Balance Sheets. In each of the periods presented, the amounts related to the swaps were not material.

14. Postretirement benefit plans other than pensions

          Most of our employees, along with the other employees of OfficeMax, participated in OfficeMax's postretirement healthcare benefit plans. The type of retiree healthcare benefits and the extent of coverage vary based on employee classification, date of retirement, location, and other factors. All of OfficeMax's postretirement healthcare plans are unfunded. OfficeMax reserves the right to amend or terminate the retiree medical plans at any time, subject only to constraints, if any, imposed by the terms of collective bargaining agreements. Accrual of costs pursuant to accounting standards does not affect, or reflect, OfficeMax's ability to amend or terminate these plans. Amendment or termination may significantly affect the amount of expense incurred.

          On December 8, 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a Medicare prescription drug benefit as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. As allowed by FASB Staff Position (FSP) 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we had deferred recognizing the effects of the Act in the financial statements and notes to financial statements. In May 2004, the FASB issued FSP 106-2, which supersedes FSP 106-1 and provides guidance on the accounting for the effects of the Act. We adopted FSP 106-2 in July 2004, and it did not have a material impact on our financial position or results of operations.

Obligations and funded status

          The following table shows the aggregate funded status of our portion of OfficeMax's plans, including amounts not recognized and recognized in our Statements of Income (Loss) at

December 31, 2003 and 2002. The following table, which includes only OfficeMax-sponsored plans, reconciles the beginning and ending balances of our benefit obligation:

	December 31,
	2003	2002
	(Dollars in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$94,061	$86,892
Service cost	1,092	1,012
Interest cost	6,034	6,310
Amendments	(1,366)	(1,955)
Actuarial loss	3,419	10,370
Benefits paid	(9,111)	(8,568)

Benefit obligation at end of period	$94,129	$94,061

Funded status	$(94,129)	$(94,061)
Unrecognized actuarial loss	19,057	16,866
Unrecognized prior service cost	(4,316)	(5,247)

Net amount recognized	$(79,388)	$(82,442)

Components of net periodic benefit cost

          The components of net periodic benefit cost are as follows:

	Nine months ended September 30,		Year ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
	(Dollars in thousands)
Service cost	$911	$846	$1,092	$1,012	$944
Interest cost	4,207	4,683	6,034	6,310	6,018
Recognized actuarial loss	890	955	1,228	854	362
Amortization of prior service costs and other	(770)	(1,782)	(2,297)	(2,080)	(2,047)

Net periodic benefit cost	$5,238	$4,702	$6,057	$6,096	$5,277

Assumptions

          The assumptions used in accounting for our plans are estimates of factors that will determine, among other things, the amount and timing of future benefit payments. The following table presents the assumptions used in the measurement of our benefit obligations:

	Year ended December 31,
	2003	2002	2001
Weighted average assumptions as of the end of the period
Discount rate	6.25%	6.75%	7.25%

          The following table presents the assumptions used in the measurement of net periodic benefit cost:

	Year ended December 31,
	2003	2002	2001
Weighted average assumptions as of the end of the period
Discount rate	6.75%	7.25%	7.25%

          The following table presents our assumed healthcare cost trend rates at December 31, 2003 and 2002:

	December 31,
	2003	2002
Weighted average assumptions as of the end of period
Healthcare cost trend rate assumed for next year	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2008

          Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. At December 31, 2003, a one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

	One-percentage-point increase	One-percentage-point decrease
	(Dollars in thousands)
Effect on total of service and interest cost	$133	$(118)
Effect on postretirement benefit obligation	1,668	(1,494)

15. Stock awards

Stock compensation

          Stock compensation were granted to our employees under OfficeMax's stock compensation plans. Depending on the award, stock compensation awards were exercisable one to three years after the grant date.

Restricted stock

          In 2003, OfficeMax granted employees of Boise Forest Products Operations and corporate employees servicing all OfficeMax business units 1.0 million shares of restricted stock. The weighted-average fair value of the restricted stock at the grant date was $25.17. The restricted stock vested at the end of July 2006, provided, however, that if specific performance criteria were met, some or all of the restricted stock could vest earlier than July 2006, but generally no earlier than the end of January 2005. At the completion of OfficeMax's sale of their paper, forest products, and timberland assets (the sale) to Madison Dearborn Partners LLC (see Note 3), the restricted stock awards granted to our employees under OfficeMax's stock compensation plan become 100% vested.

          We recognized compensation expense over the vesting period based on closing stock prices on the dates of grant. During the nine months ended September 30, 2004 and 2003, Boise Forest Products Operations recognized $11.1 and $1.4 million of pretax compensation expense related to the restricted stock awards. For the year ended December 31, 2003, Boise Forest Products Operations recognized $4.3 million of pretax compensation expense. Compensation expense was calculated based on shares of restricted stock granted to employees of Boise Forest Products Operations plus an allocation of expense related to restricted stock granted to OfficeMax's corporate employees that serviced all business units. The allocation was based on average sales, assets, and labor costs. Management believes these allocations are reasonable. However, they are not necessarily indicative of costs to be incurred in the future.

Stock options

          In 2002 and 2001, OfficeMax granted our employees 1,243,550 and 1,285,360 options. The weighted average exercise price of these options was $35.60 and $27.75. In connection with the sale of our paper, forest products and timberland assets, the stock options granted to employees that were terminated from OfficeMax became 100% vested, and employees have three years after termination to exercise their stock options.

16. 2001 restructuring activities

          In February 2001, we announced the permanent closure of our plywood and lumber operations in Emmett, Idaho, and our sawmill in Cascade, Idaho, due to the significant decline in federal timber offered for sale. We completed these closures in second quarter 2001, and 373 positions were eliminated. In first quarter 2001, we recorded a pretax charge of $54.0 million related to these closures. For the year ended December 31, 2001, sales for our Idaho operations were $62.2 million, and our operating loss was $7.3 million.

          In addition, in first quarter 2001, we wrote off our investment in assets in Chile with a pretax charge of $4.9 million. We recorded both of these charges in our Boise Building Solutions segment and in "Other (income) expense, net" in the Statement of Loss for the year ended December 31, 2001.

          We recorded asset write-downs for plant and equipment at the closed Idaho facilities and the write-off of our equity investment in and related receivables from a joint venture in Chile. Employee-related costs included pension curtailment costs arising from the shutdowns of the Idaho facilities and severance costs. We recorded other exit costs, including tear-down and environmental cleanup costs related to the Idaho facilities and reserves for contractual obligations with no future benefit. These restructuring reserve liabilities were included in "Accrued liabilities, other" in the Balance Sheets. In 2003, we reclassified $2.3 million of reserves established for environmental cleanup costs at the Idaho facilities to "Other long-term liabilities" in the Balance Sheet. The remaining environmental cleanup is expected to take seven years, after which postclosing monitoring will be ongoing.

          Restructuring reserve liability account activity related to these 2001 charges is as follows:

	Asset writedowns	Employee- related costs	Other exit costs	Total
	(Dollars in thousands)
2001 expense recorded	$21,300	$15,000	$22,600	$58,900
Assets written down	(21,300)	—	—	(21,300)
Pension liabilities recorded	—	(9,600)	—	(9,600)
Charges against reserve	—	(5,000)	(10,100)	(15,100)

Restructuring reserve at December 31, 2001	—	400	12,500	12,900
Proceeds from sales of assets	—	—	1,500	1,500
Charges against reserve	—	(400)	(7,400)	(7,800)

Restructuring reserve at December 31, 2002	—	—	6,600	6,600
Charges against reserve	—	—	(3,800)	(3,800)
Reclassification to other long-term liabilities	—	—	(2,300)	(2,300)
Reserves credited to income	—	—	(500)	(500)

Restructuring reserve at December 31, 2003	$—	$—	$—	$—

17. Segment information

          We operate our business using three reportable segments: Boise Building Solutions, Boise Paper Solutions, and Corporate and Other. These segments represent distinct businesses that are managed separately because of differing products and services. Each of these businesses requires distinct operating and marketing strategies. Management reviews the performance of the company based on these segments. OfficeMax has historically managed and operated their timber and timberland operations as part of the building and paper segments. Information related to the timber and timberlands has been excluded from the segment information shown below.

          Boise Building Solutions manufactures, markets, and distributes various products that are used for construction. These products include structural panels (plywood and oriented strand board), engineered wood products, lumber, particleboard, and building supplies. Most of these products are sold to independent wholesalers and dealers or through our own wholesale building materials distribution outlets.

          Boise Paper Solutions manufactures, markets, and distributes uncoated free sheet papers (office papers, printing grades, forms bond, envelope papers, and value-added papers), containerboard, corrugated containers, newsprint, and market pulp. With the exception of newsprint, these products are sold to distributors, industrial customers, and OfficeMax's office products business. Newsprint is marketed by Abitibi-Consolidated.

          Corporate and Other includes corporate support staff services and related assets and liabilities.

          The segments' profits and losses are measured on operating profits before interest expense, income taxes, minority interest, extraordinary items, and the cumulative effect of accounting changes. Specified expenses are allocated to the segments. For many of these allocated expenses, the related assets and liabilities remain in the Corporate and Other segment.

          The segments follow the accounting principles described in Note 2, Summary of Significant Accounting Policies.

          Sales to OfficeMax were 10% of consolidated trade sales for the nine months ended September 30, 2004 and 2003, and were 9%, 10% and 9%, respectively, of consolidated trade sales for the years ended December 31, 2003, 2002 and 2001. No other single customer accounts for 10% or more of consolidated trade sales. Export sales to foreign unaffiliated customers were $126.9 million in 2003, $120.7 million in 2002, and $126.6 million in 2001.

          Boise Building Solutions has a small wood I-joist plant in Canada that was acquired in June 2000. In late 2001, we started up a veneer and plywood plant in Brazil. We also had a 47% interest in an oriented strand board plant in Canada, which we sold in May 2004, and for which we accounted under the equity method.

          The following table summarizes net sales and long-lived assets by geography:

	Year ended December 31,
	2003	2002	2001
	(Dollars in millions)
Net sales
United States	$4,619.9	$4,253.5	$4,234.9
Foreign	33.8	22.8	16.8

	$4,653.7	$4,276.3	$4,251.7

Long-lived assets
United States	$2,384.1	$2,424.6	$2,520.5
Foreign	40.4	36.4	34.3

	$2,424.5	$2,461.0	$2,554.8

          Segment sales to external customers by product line are as follows:

	Year ended December 31,
	2003	2002	2001
	(Dollars in millions)
Boise Building Solutions
Structural panels	$939.3	$689.0	$725.8
Engineered wood products	433.1	352.2	323.6
Lumber	741.0	774.4	759.2
Particleboard	54.4	66.8	66.9
Building supplies and other	679.0	563.3	484.7

	2,846.8	2,445.7	2,360.2

Boise Paper Solutions
Uncoated free sheet	1,046.3	1,077.7	1,118.0
Containerboard and corrugated containers	370.8	387.5	427.7
Newsprint	160.3	142.9	197.4
Market pulp and other	206.5	198.2	125.7

	1,783.9	1,806.3	1,868.8

Corporate and Other	23.0	24.3	22.7

	$4,653.7	$4,276.3	$4,251.7

          An analysis of our operations by segment is as follows:

					Income (loss) before taxes and cumulative effect of accounting change
	Sales
	Trade	Related parties	Inter- segment	Total
	(unaudited) (Dollars in millions)
Nine months ended September 30, 2004
Boise Paper Solutions	$1,006.0	$433.8	$62.0	$1,501.8	$(29.8)
Boise Building Solutions(a)	2,932.8	2.5	22.6	2,957.9	275.2
Corporate and Other	23.8	—	46.2	70	(42.7)

	3,962.6	436.3	130.8	4,529.7	202.7

Intersegment eliminations	—	—	(130.8)	(130.8)	—
Interest expense	—	—	—	—	(64.7)
Other, net	—	—	—	—	1.2

	$3,962.6	$436.3	$—	$4,398.9	$139.2

Nine months ended September 30, 2003
Boise Paper Solutions	$1,022.7	$328.2	$50.8	$1,401.7	$(15.6)
Boise Building Solutions	2,073.6	3.3	18.6	2,095.5	56.7
Corporate and Other	17.5	—	41.2	58.7	(33.8)

	3,113.8	331.5	110.6	3,555.9	7.3

Intersegment eliminations	—	—	(110.6)	(110.6)	—
Interest expense	—	—	—	—	(69.7)
Other, net	—	—	—	—	3.2

	$3,113.8	$331.5	$—	$3,445.3	$(59.2)

(a)
Includes a $46.5 million pretax gain for the sale of our 47% interest in Voyageur Panel.

						Selected components of income (loss)
						Equity in net income (loss) of affiliates
	Sales
					Income (loss) before taxes and cumulative effect of accounting change(a)
	Trade	Related parties	Inter- segment	Total			Depreciation amortization and depletion	Capital expenditures	Assets	Investments in equity affiliates
	(Dollars in millions)
Year ended December 31, 2003
Boise Building Solutions	$2,841.9	$4.9	$25.0	$2,871.8	$91.2	$8.7	$41.3	$47.4	$743.2	$44.2
Boise Paper Solutions	1,352.4	431.5	68.6	1,852.5	(38.7)	—	176.7	120.9	2,338.5	—
Corporate and Other	23.0	—	54.9	77.9	(42.8)	—	11.8	6.8	210.9	—

	4,217.3	436.4	148.5	4,802.2	9.7	8.7	229.8	175.1	3,292.6	44.2

Intersegment eliminations	—	—	(148.5)	(148.5)	—	—	—	—	(168.8)	—
Interest expense	—	—	—	—	(92.9)	—	—	—	—	—
Other, net	—	—	—	—	3.5	—	—	—	—	—

	$4,217.3	$436.4	$—	$4,653.7	$(79.7)	$8.7	$229.8	$175.1	$3,123.8	$44.2

Year ended December 31, 2002
Boise Building Solutions	$2,442.4	$3.3	$22.9	$2,468.6	$26.3	$(0.6)	$43.0	$44.4	$710.9	$35.5
Boise Paper Solutions	1,397.6	408.7	71.4	1,877.7	13.8	—	179.1	99.2	2,379.0	—
Corporate and Other	24.3	—	51.8	76.1	(52.3)	(0.9)	11.7	8.6	253.0	—

	3,864.3	412.0	146.1	4,422.4	(12.2)	(1.5)	233.8	152.2	3,342.9	35.5

Intersegment eliminations	—	—	(146.1)	(146.1)	—	—	—	—	(178.1)	—
Interest expense	—	—	—	—	(94.8)	—	—	—	—	—
Other, net	—	—	—	—	0.8	—	—	—	—	—

	$3,864.3	$412.0	$—	$4,276.3	$(106.2)	$(1.5)	$233.8	$152.2	$3,164.8	$35.5

Year ended December 31, 2001
Boise Building Solutions	$2,357.2	$3.0	$27.2	$2,387.4	$(37.5)	$(1.7)	$43.4	$64.9	$685.6	$36.1
Boise Paper Solutions	1,504.7	364.1	73.6	1,942.4	46.8	—	164.7	147.0	2,456.3	—
Corporate and Other	22.7	—	50.3	73.0	(53.3)	(1.1)	12.7	6.4	233.0	0.9

	3,884.6	367.1	151.1	4,402.8	(44.0)	(2.8)	220.8	218.3	3,374.9	37.0

Intersegment eliminations	—	—	(151.1)	(151.1)	—	—	—	—	(149.1)	—
Interest expense	—	—	—	—	(93.5)	—	—	—	—	—
Other, net	—	—	—	—	0.9	—	—	—	—	—

	$3,884.6	$367.1	$—	$4,251.7	$(136.6)	$(2.8)	$220.8	$218.3	$3,225.8	$37.0

(a)
See Note 5, Other (Income) Expense, Net; Note 10, Investment in Equity Affiliates; and Note 16, 2001 Restructuring Activities, for an explanation of special items affecting our segments.

18. Commitments and guarantees

          We have commitments for leases and long-term debt that are discussed further in Note 8, Leases, and Note 12, Debt. In addition, we have purchase obligations for goods and services, capital expenditures, and raw materials entered into in the normal course of business.

          We acquire approximately half of our wood requirements from our timberlands business unit (see Note 4). In addition to these purchases, we acquire the remainder of our wood requirements from outside sources. Our total obligation for timber under contract was estimated to be approximately $58 million at December 31, 2003. Except for deposits required pursuant to wood supply contracts, these obligations are not recorded in our financial statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations, our manufacturing operations not operating in the normal course of business, timber availability, and the status of environmental appeals.

          We provide guarantees, indemnifications, and assurances to others, which constitute guarantees as defined under FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.

          We guarantee the obligations and performance of our wholly owned subsidiary, Boise Cascade do Brasil, Ltda., under the terms of timber and stumpage purchase agreements in Brazil. These agreements extend through 2014. Our exposure is effectively limited to the loss of our investment, which was approximately $29.7 million at December 31, 2003.

          Voyageur Panel, a joint venture in Barwick, Ontario, Canada, had the capacity to produce 440 million square feet of oriented strand board panels annually. During 2003, 2002, and 2001, we held 47% of the equity. We sold our equity interest in May 2004. We had an agreement with Voyageur Panel under which we operated the plant and marketed its product. We had agreed to advance the purchase price, at prevailing market prices, to Voyageur Panel for any finished goods inventory that remained unsold for ten days. We were repaid the amount advanced as the inventory was sold. We also guaranteed the creditworthiness of Voyageur Panel's customers and agreed to reimburse Voyageur Panel if those customers failed to pay for the products they purchased. There were no advances at December 31, 2003 and 2002 (see Note 10).

          We enter into a wide range of indemnification arrangements in the ordinary course of business. These include tort indemnifications, tax indemnifications, indemnifications against third-party claims arising out of arrangements to provide services to us, and indemnifications in merger and acquisition agreements. It is impossible to quantify the maximum potential liability under these indemnifications. At September 30, 2004, we were not aware of any material liabilities arising from these indemnifications.

19. Legal proceedings and contingencies

          We have been notified that we are a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or similar federal and state laws, or have received a claim from a private party, with respect to 16 active sites where hazardous substances or other contaminants are or may be located. In most cases, we are one of many potentially responsible parties, and our alleged contribution to these sites is relatively minor. For sites where a range of potential liability can be determined, we have established appropriate reserves. We believe we have minimal or no responsibility with regard to several other sites. We cannot predict with certainty the total response and remedial costs, our share of the total costs, the extent to which contributions will be available from other parties, or the amount of time necessary to complete the cleanups. Based on our investigations; our experience with respect to cleanup of hazardous substances; the fact that expenditures will, in many cases, be incurred over extended periods of time; and the number of solvent potentially responsible parties, we do not believe that the known actual and potential response costs will, in the aggregate, materially affect our financial position or results of operations.

          Over the past several years and continuing into 2004, we have been named a defendant in a number of cases where the plaintiffs allege asbestos-related injuries from exposure to asbestos products or exposure to asbestos while working at job sites. The claims vary widely and often are not specific about the plaintiffs' contacts with the company. None of the claims seeks damages from us individually, and we are generally one of numerous defendants. Many of the cases filed against us have been voluntarily dismissed, although we have settled some cases. The settlements we have paid have been covered mostly by insurance, and we believe any future settlements or judgments in these cases would be similarly covered. To date, no asbestos case against us has gone to trial, and the nature of these cases makes any prediction as to the outcome of pending litigation inherently subjective. At this time, however, we believe our involvement in asbestos litigation is not material to either our financial position or our results of operations.

          We are also involved in other litigation and administrative proceedings arising in the normal course of our business. In the opinion of management, our recovery, if any, or our liability, if any, under pending litigation or administrative proceedings, including those described in the preceding paragraphs, would not materially affect our financial position or results of operations.

20. Quarterly results of operations:

	2004			2003
	First	Second(a)	Third	First	Second	Third(b)	Fourth(c)
	(unaudited) (Dollars in millions)
Net sales	$1,308.0	$1,531.6	$1,559.3	$1,026.9	$1,134.4	$1,284.0	$1,208.4
Income (loss) from operations	23.7	99.1	79.9	(22.9)	(5.1)	35.3	2.4
Income (loss) before cumulative effect of accounting change	2.1	46.5	35.2	(28.1)	(15.5)	13.2	(12.8)
Net income (loss)	2.1	46.5	35.2	(32.3)	(15.5)	13.2	(12.8)
	2002
	First	Second	Third	Fourth
Net sales	$998.5	$1,134.2	$1,138.2	$1,005.4
Income (loss) from operations	(24.0)	1.4	7.8	2.6
Net loss	(27.3)	(12.2)	(9.4)	(12.0)

(a)
Included a $46.5 million pretax gain for the sale of our 47% interest in Voyageur Panel (see Note 5, Other (Income) Expense, Net).

(b)
Included a net $7.2 million, one-time tax benefit related to a favorable tax ruling, net of changes in other tax items.

(c)
Included a $14.7 million pretax charge for the write-down of impaired assets at our plywood and lumber operations in Yakima, Washington. See Note 5, Other (Income) Expense, Net.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including                        , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                  Shares

Boise Cascade Company

Class A Common Stock

Goldman, Sachs & Co.

JPMorgan

Lehman Brothers

Deutsche Bank Securities

Representatives of the Underwriters

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          Set forth below is an estimate (except in the case of the Securities and Exchange Commission registration fee, NASD filing fee and New York Stock Exchange listing fee) of the amount of fees and expenses, other than underwriting discounts, to be paid by us in connection with the issuance and distribution of the securities being registered hereby.

Securities and Exchange Commission registration fee		$67,677.50
NASD filing fee		75,500
New York Stock Exchange listing fee		*
Blue Sky fees and expenses (including attorneys' fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agent's fees and expenses		*
Legal fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

  General Corporation Law

          We will be incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the Delaware General Corporation Law, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where a present or former director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorneys' fees) which such director or officer has actually and reasonably incurred.

          Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

  Certificate of Incorporation and By-Laws

          Our amended and restated certificate of incorporation and our by-laws will provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

  Liability Insurance

          Our directors and officers are covered by insurance policies maintained by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

  Underwriting Agreement

          The Underwriting Agreement (filed as Exhibit 1.1 to the Registration Statement) provides for the indemnification of our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

          Boise Cascade Holdings, L.L.C. was formed in September, 2004. Since the date of our formation, we have issued the following securities without registration under the Securities Act:

(1)
On October 29, 2004, we issued 66 million of our Series A Common Units and 109 million of our Series B Common Units to OfficeMax Incorporated for aggregate cash consideration of $96,428,571 and 440 million of our Series B Common Units to Forest Products Holdings, L.L.C. for aggregate cash consideration of $242,448,980 in a transaction exempt from registration under the Section 4(2) of the Securities Act.

(2)
On October 29, 2004, Boise Cascade Company issued guarantees with respect to the $250 million in aggregate principal amount of Senior Floating Rate Notes due 2012 and $400 million in aggregate principal amount of 7 1/8% Senior Subordinated Notes due 2014 issued by its subsidiaries, Boise Cascade, L.L.C. and Boise Cascade Finance Corporation. These notes were issued to J.P. Morgan Securities Inc., Lehman Brothers Inc., Deutsche Bank Securities Inc. and Goldman, Sachs & Co.,as initial purchasers, in a transaction exempt from registration under the Section 4(2) of the Securities Act for resale by such initial purchasers pursuant to Rule 144A and Regulation S. A commission of 2.50% was paid to the initial purchasers.

(3)
On December 10, 2004, we issued 35,600,120 of our Series C Units to Forest Products Holdings, L.L.C. in a transaction exempt from registration under Section 4(2) of the Securities Act. Such units were issued to Forest Products to prevent dilution of its interest in Boise Cascade that would otherwise be caused by Forest Products issuance of $18.6 million of equity to members of our management.

Item 16. Exhibits and Financial Statement Schedules.

      •        Exhibits

        Reference is made to the attached Exhibit Index.

      •        Financial Statement Schedules

        All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17. Undertakings.

          The undersigned registrant hereby undertakes as specified in the underwriting agreement to provide to the underwriters at closing certificates in such denominations and registered in such names as requested by the underwriters to permit prompt delivery to each purchaser.

          The undersigned registrant hereby undertakes:

          For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, Boise Cascade Holdings, L.L.C. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boise, State of Idaho, on February 11, 2005.

Boise Cascade Holdings, L.L.C.
By:	/s/ W. THOMAS STEPHENS W. Thomas Stephens Chairman and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints W. Thomas Stephens, Thomas S. Souleles and Christopher J. McGowan and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer) to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * *

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated:

Signatures	Capacity	Dates
/s/ W. THOMAS STEPHENS W. Thomas Stephens	(Chairman and Chief Executive Officer, Director)	February 11, 2005
/s/ THOMAS E. CARLILE Thomas E. Carlile	(Chief Financial Officer)	February 11, 2005
/s/ SAMUEL M. MENCOFF Samuel M. Mencoff	Director	February 11, 2005
/s/ THOMAS S. SOULELES Thomas S. Souleles	Director	February 11, 2005
/s/ CHRISTOPHER J. MCGOWAN Christopher J. McGowan	Director	February 11, 2005
/s/ ZAID F. ALSIKAFI Zaid F. Alsikafi	Director	February 11, 2005
John W. Madigan	Director
George J. Harad	Director

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
2.1
Purchase Agreement, dated as of July 26, 2004, by and among OfficeMax Incorporated (f/k/a Boise Cascade Corporation) ("OfficeMax"), Boise Southern Company, Minidoka Paper Company, Forest Products Holdings, L.L.C. ("Forest Products") and Boise Land & Timber Corp. ("Timber Corp."), as amended by that certain First Amendment to Purchase Agreement, dated as of October 23, 2004 and that certain Second Amendment to Purchase Agreement, dated as of October 28, 2004.
2.2	Purchase and Sale Agreement, dated December 21, 2004, by and among Timber Corp., Boise Cascade, L.L.C., Meriwether Investments LLC, Forest Products and Forest Capital Partners, LLC.
3.1	Amended and Restated Certificate of Incorporation.*
3.2	Amended and Restated By-Laws.*
4.1	Form of certificate of Class A Common Stock of Boise Cascade Company.*
4.2	Form of certificate of Class B Common Stock of Boise Cascade Company.*
4.3
Indenture, dated as of October 29, 2004, by and among Boise Cascade, L.L.C., Boise Cascade Finance Corporation ("Boise Finance"), Boise Cascade Holdings, L.L.C. ("Boise Holdings"), as Guarantor, the other guarantors named therein and U.S. Bank National Association.
4.4	Senior Note Registration Rights Agreement, dated October 29, 2004, by and among Boise Cascade, L.L.C., Boise Finance, the guarantors listed thereto and the initial purchasers named therein.
4.5
Senior Subordinated Note Registration Rights Agreement, dated October 29, 2004, by and among Boise Cascade, L.L.C., Boise Finance, the guarantors listed thereto and the initial purchasers named therein.
5.1	Opinion of Kirkland & Ellis LLP.*
10.1	Additional Consideration Agreement, dated as of October 29, 2004, by and between OfficeMax and Boise Cascade, L.L.C.
10.2
Amended and Restated Paper Purchase Agreement, dated as of October 29, 2004, by and among Boise Paper, L.L.C., Boise Cascade Office Products Corporation d/b/a/ Boise Office Solutions and OfficeMax (together with the Assignment Assumption and Consent Agreement, dated as of October 29, 2004, by and among OfficeMax, Boise White Paper, L.L.C., OfficeMax Contract, Inc. and OfficeMax North America, Inc.).**
10.3	Mutual Administrative Services Agreement, dated as of October 29, 2004, by and between OfficeMax and Forest Products.
10.4	Boise Cascade Aviation Operation Agreement, dated as of October 29, 2004, by and between OfficeMax and Boise Cascade Aviation, L.L.C.
10.5	Registration Rights Agreement for Boise Holdings, dated as of October 29, 2004, by and among Boise Holdings, Forest Products and OfficeMax.
10.6
Credit Agreement, dated as of October 29, 2004, by and among Boise Holdings, Boise Cascade, L.L.C., Boise Land & Timber Holdings Corp. ("Timber Holdings"), Timber Corp., the lenders party thereto and JPMorgan Chase Bank, N.A. ("JPMorgan").

10.7
Guarantee and Collateral Agreement, dated as of October 29, 2004, by and among Boise Holdings, Boise Cascade, L.L.C., Timber Holdings, Timber Corp., certain of the subsidiaries of Boise Cascade L.L.C., and Timber Corp. as identified therein and JPMorgan.
10.8	Promissory Note, dated as of October 29, 2004, in the original principal amount of $218,670,457.08 made by Timber Corp. in favor of Boise Cascade L.L.C.
10.9	Promissory Note, dated as of February 4, 2005, in the original principal amount of $264,798,660.05 made by Boise Cascade, L.L.C. in favor of Timber Corp.
10.10
Installment Notes, dated as of October 29, 2004, in the original principal amount of $1,635,000,000, made by Boise Land & Timber, L.L.C. and Boise Land & Timber II, L.L.C., each a wholly-owned subsidiary of Timber Corp., in favor of each of the Company and Boise Southern Company.
10.11	Employment Agreement, dated October 29, 2004, between Boise Cascade, L.L.C and W. Thomas Stephens.
10.12	Form of Executive Officer Severance Agreement by and between the Company and each of John W. Holleran, Stanley R. Bell, Thomas E. Carlile and Thomas A. Lovlien.
10.13	Form of Executive Officer Severance Agreement by and between the Company and each of Miles A. Hewitt, Karen E. Gowland, Judith M. Lassa, Wayne M. Rancourt and Robert E. Strenge.
10.14	Boise Cascade, L.L.C. Supplemental Pension Plan.
10.15	Boise Cascade, L.L.C. Supplemental Early Retirement Plan for Executive Officers.
10.16	Boise Cascade, L.L.C. 2004 Incentive and Performance Plan.
10.17	Boise Cascade, L.L.C. 2004 Deferred Compensation Plan.
10.18	Boise Cascade, L.L.C. Supplemental Life Plan.
10.19	Boise Cascade, L.L.C. Supplemental Healthcare Plan for Executive Officers.
10.20	Description of Annual Incentive Awards with respect to 2004 Incentive and Performance Plan.
11.1	Statement Regarding Computation of Earnings Per Share.*
21.1	Subsidiaries of the registrant.
23.1	Consent of KPMG LLP, an Independent Registered Public Accounting Firm.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included in signature page).

*
To be filed by amendment.

**
Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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Prospectus Summary
Our Company
Our Competitive Strengths
Our Strategy
Our Industry
Equity Sponsor
General
The Offering
Summary Historical and Unaudited Pro Forma Financial Data
RISK FACTORS
Risks Related to Our Business
Risks Relating to this Offering
FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
REORGANIZATION AS A CORPORATION
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
DILUTION
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL DATA
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
Salaried Pension Plan Table
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN DEBT
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
VALIDITY OF CLASS A COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
BOISE FOREST PRODUCTS OPERATIONS BALANCE SHEETS
BOISE FOREST PRODUCTS OPERATIONS STATEMENTS OF INCOME (LOSS)
BOISE FOREST PRODUCTS OPERATIONS STATEMENTS OF CASH FLOWS
BOISE FOREST PRODUCTS OPERATIONS STATEMENTS OF CAPITAL
NOTES TO BOISE FOREST PRODUCTS OPERATIONS FINANCIAL STATEMENTS (DECEMBER 31, 2003, 2002, AND 2001, AUDITED; SEPTEMBER 30, 2004 AND 2003, UNAUDITED)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX